



HDFC Bank Ltd.
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018.
Tel. : 495 1616.
Fax : 495 1771.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

P.E.
12-31-01

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2001

HDFC BANK LIMITED
(Translation of registrant's name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes __ No X



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 11th May, 2002

HDFC BANK LIMITED

Name: Vinod Yennemadi
Title: Group Head - Finance & Secretarial



EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
1	2 sets of the Annual Report are enclosed and the Annual Reports have been mailed to the ADR holders on 7th May, 2002.

ANNUAL REPORT 2001-02



HDFC BANK
HDFC BANK
HDFC BANK



HDFC BANK



FinanceAsia

COUNTRY AWARDS FOR ACHIEVEMENT 2001

INDIA

Best Domestic Commercial Bank



HDFC BANK

Run by the dynamic Aditya Puri, HDFC Bank has long been the most favoured private sector bank in India. And while it is now facing more and more competition, Puri and his team continue to deliver outstanding results. What has been impressive has been the manner in which he has integrated Times Bank, and managed to bring the two cultures together to make sure the enlarged entity is as profitable and technology-focused as ever. It says a lot about the confidence many have in HDFC Bank, that when the Times deal was done, it was done as a stock swap, a rare thing in India, where family owners normally prefer cash. In this case, they were satisfied that to take the equity in the belief that management could continue to grow the franchise. This was also the [illegible] Indian banking sector. And the results speak for themselves. In the [illegible] HDFC Bank saw its revenues rise 60.4% and even more [illegible] were up 46%, while its return [illegible] it has become a market [illegible] revenue stream comes from [illegible] market sensitive revenues [illegible] and debt securities.

Steven Irvine
Editor



EUROMONEY



EUROMONEY AWARDS FOR EXCELLENCE 2001

This is to certify that

HDFC Bank

has won the award for

Best Bank in India.

Signed



Yet another year of satisfying performance at HDFC Bank achieved through People, Processes & Products

Notice

NOTICE is hereby given that the Eighth Annual General Meeting of the Members of HDFC Bank Limited will be held at Patkar Hall, S.N.D.T. Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400 020 on Thursday, 30 May, 2002 at 3.30 p.m. to transact the following business:

ORDINARY BUSINESS:

1. To consider and adopt the audited Balance Sheet as at 31 March, 2002 and Profit and Loss Account for the year ended on that date and Reports of the Directors and Auditors.
2. To declare dividend.
3. To appoint a Director in place of Dr. V. R. Gadwal who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Dr. (Mrs.) Amla Samanta who retires by rotation and being eligible offers herself for re-appointment.

SPECIAL BUSINESS:

5. To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution:

   "**RESOLVED THAT** pursuant to Article 161 (e) of the Articles of Association of the Bank Mr. Jagdish Capoor be and is hereby appointed as a Director of the Bank, not liable to retire by rotation."

   "**RESOLVED FURTHER THAT** pursuant to the approval of the Reserve Bank of India (RBI) under section 35B of the Banking Regulation Act, 1949 and the applicable provisions of the Companies Act, 1956, the appointment of Mr. Jagdish Capoor as part-time Chairman of the Bank for a period of three (3) years with effect from 6 July, 2001 on the remuneration and perquisites hereinafter appearing be and is hereby approved.

   Salary : Rs. 6,00,000/- per annum

   Company Leased Accommodation : Subject to deduction of Rs.10,000/- p.m."

   "**RESOLVED FURTHER THAT** pursuant to the approval of RBI Mr. Jagdish Capoor shall render extra services of a non-executive nature in areas like internal audit, inspection, vigilance and compliance."

   "**RESOLVED FURTHER THAT** in case of absence or inadequacy of profit in any financial year, the aforesaid remuneration shall be paid to Mr. Jagdish Capoor as minimum remuneration."

6. To appoint Auditors and in this connection, to pass with or without modifications, the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** M/s. P. C. Hansotia & Co., Chartered Accountants, in respect of whom the Bank has received a Special Notice pursuant to Section 225 of the Companies Act, 1956, be and are hereby appointed as Auditors of the Bank to hold office from the conclusion of this meeting till the conclusion of the next Annual General Meeting, on a remuneration to be fixed by the Board of Directors in the best interest of the Bank, for the purpose of audit of the Bank's accounts at its Head Office and all its Branch Offices."

7. To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution:

   "**RESOLVED THAT** pursuant to the applicable provisions of the Companies Act, 1956, Section 35-B and other applicable provisions, if any, of the Banking Regulation Act, 1949 and subject to the approval, as may be necessary from the Reserve Bank of India (RBI) and other applicable authorities or bodies and subject to conditions as may be prescribed while granting such approvals, the approval of the members of the Bank be and is hereby accorded for the re-appointment of Mr. Aditya Puri as Managing Director of the Bank for a period of three (3) years with effect from 30 September, 2002 on the following remuneration and perquisites:

1. Salary/Compensation :
   Rs. 3,00,000/- p.m.
2. Entertainment Allowance :
   Rs. 10,000/- p.m.
3. Other Allowances : Fees for 2 clubs
   Servants/Gardener : Rs.5,000/- p.m.
   Books & Periodicals : Rs.1,000/- p.m.
4. Performance related Bonus :
   Upto a maximum of 12 months' salary as may be approved by the Board of Directors and Reserve Bank of India, on year to year basis.

Perquisites

1. Housing Accommodation :
   Bank leased and furnished accommodation.
2. Gas & Electricity : On actual basis
3. Car :
   i) Free use of Bank's car for official purpose
   ii) Use of Bank's car for private purposes on payment of a suitable amount
4. Provident Fund / Gratuity/ Pension :
   Provident Fund : 12% of basic
   Pension Fund : 15% of basic
   Gratuity : Half month's pay per year of service.
5. Travelling & Halting Allowances :
   On actual basis
6. Medical as benefits :
   On actual basis for self and family as per the rules of the Bank in this regard.
7. Other Benefits :
   i) Personal Accident Insurance Policy
   ii) 30 days ordinary leave and 7 days sick leave every year.
   iii) Leave Fare concession: One month salary

"**RESOLVED FURTHER THAT** in case of absence or inadequacy of profit in any financial year, the aforesaid remuneration shall be paid to Mr. Puri as minimum remuneration."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorised to do all such acts, deeds and things and to execute any agreements, documents or instruction as may be required to give effect to the aforesaid resolution."

8. To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution:

   "**RESOLVED THAT** in partial modification of the Special Resolution passed at the Extraordinary General Meeting held on 1 January, 2000 relating to the issue of Equity Shares under the Employee Stock Option Scheme, the Equity Shares allotted under the Employee Stock Option Scheme shall be entitled to the full dividend declared after the allotment thereof."

9. To consider, and if thought fit to pass, with or without modificiations, the following resolution as a Special Resolution:

   "**RESOLVED THAT** subject to the relevant laws, rules and regulations as applicable from time to time and subject to such consents, sanctions and permissions as may be required, consent of the members be and is hereby accorded for acquiring and holding Equity shares of the Bank, by the Foreign Institutional Investors (FIIs), upto an aggregate limit of 49% of the paid up equity share capital of the Bank. Provided, however, that the equity share holding of a single FII or a sub-account of an FII in the Bank shall not at any time exceed 10 percent of the paid up Equity Share Capital of the Bank.

   "**RESOLVED FURTHER THAT** the Board of Directors of the Bank be and is hereby authorised to do all such acts, deeds, matters and things and execute all such documents, deeds and writings as may be required for the aforesaid purpose and which it may deem fit in the interest of the Bank."

10. The Bank has received two separate notices under Section 284 of the Companies Act, 1956 from

Notice - (Contd.)

Mr. S. V. Parekh (dated 8 April, 2002) and Mr. Ramjilal Choudhary (dated 8 September, 2001) respectively of their intention to move a resolution for the removal of Mr. Aditya Puri as Director / Managing Director of the Bank.

11. The Bank has also received a notice from Mr. Ramjilal Choudhary (dated 13 April, 2002) under Section 257 of the Companies Act, 1956 of his intention to propose a resolution for appointing himself as a Director of the Bank.

By order of the Board

Sanjay Dongre
Vice-President - Legal
& Company Secretary

22 April, 2002

Registered Office:
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai - 400 018.

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/ HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE BANK.** The proxy forms should be lodged with the Bank at its Registered Office at least 48 hours before the time of the meeting.

2. Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 relating to the special business is annexed herewith.

3. All documents referred to in the Notice are open for inspection at the Registered Office of the Bank on all working days between 11.00 a.m. to 1.00 p.m. upto the date of the Annual General Meeting.

4. Dividend will be paid to those members whose names appears in the Register of Members as on 30 May, 2002. The dividend warrants will be mailed from 31 May, 2002 onwards.

Annexure to the Notice

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956:

Item No. 3:

Dr. V. R. Gadwal holds a doctorate in Cytogenestics. He has been extensively involved for the last forty years in Plant Breeding, Agriculture Extension and Seed industry. He is a consultant and advisor to Maharashtra Hybrid Seeds Company Limited and Mahyco Research Foundation. Dr. Gadwal is a member of the Compensation Committee of the Bank. He represents the Agriculture Sector on the Board of the Bank pursuant to the provisions of Section 10A of the Banking Regulations Act, 1949. Dr. Gadwal is neither a Director nor a member of any Committee of any other company.

The vast knowledge and experience of Dr. Gadwal will certainly strengthen the Board of the Bank. The Bank has benefited immensely by his expert advice in the area of tapping the agricultural sector.

Item No. 4:

Dr. (Mrs.) Amla Samanta holds a doctorate in Bio-Chemistry. She is a director of Samanta Organics Private Limited and is proprietoress of Samanta Pharmachem. She has considerable experience in the Small Scale Industries (SSI) and represents the SSI sector on the Board of the Bank. Dr. Samanta is a member of Compensation Committee, Credit Approval Committee and Premises Committee of the Bank.

The Bank will continue to benefit from knowledge and experience of Dr. Samanta in the area of the Small Scale Industries. Her expertise will help the

Bank in analysing the Small Scale Sector as a prospective area of business.

Item No. 5:

Mr. Jagdish Capoor was appointed as an Additional Director pursuant to Section 260 of the Companies Act, 1956 with effect from 6 July, 2001. Pursuant to provisions of Section 260, he holds the office of Director till the date of this Annual General Meeting.

Mr. Jagdish Capoor has been with the Reserve Bank of India and has been in charge of various portfolios of the Reserve Bank of India including exchange control, industrial and export credit and co-operative banks among others. He retired from the Reserve Bank of India as a Deputy Governor. He was a director on the Board of several commercial banks including Bank of Baroda, State Bank of India and financial institutions like Exim Bank, National Housing Bank (NHB) and National Bank of Agriculture and Rural Development (NABARD). The Bank would benefit immensely from Mr. Capoor's extensive experience and expertise in the banking and financial sectors. Considering the above, pursuant to Article 161(e) of the Articles of Association of the Bank, the Board recommends his appointment as a Director of the Company, not liable to retire by rotation.

Mr. Jagdish Capoor was appointed Chairman on part time basis with effect from 6 July, 2002 at a remuneration of Rs. 6 lakhs per annum and perquisites as detailed in the resolution set out in the Notice under item no. 5. The Reserve Bank of India has approved the appointment of and the remuneration payable to Mr. Capoor.

As required under Section 257, the Bank has received a notice from a member signifying his intention to propose Mr. Capoor as candidate for the office of Director. The Bank has also received the deposit of Rs. 500/- as required under Act.

Mr. Jagdish Capoor is entitled to sitting fees for attending meetings of the Board.

The Board of Directors recommend passing of the resolution set out under item No. 5 in the accompanying Notice.

None of the Directors other than Mr. Jagdish Capoor is interested or concerned in the passing of the resolution.

Item No. 6:

M/s. S. B. Billimoria & Co. have been the statutory auditors of the Bank since 1998. As per the regulations of the Reserve Bank of India (RBI) the same auditors cannot be re-appointed for a period beyond four years. Accordingly, it is proposed to appoint M/s. P. C. Hansotia & Co., Chartered Accountants as the new statutory auditors of the Bank. Necessary approval of the RBI under the Banking Regulation Act, 1949 has already been obtained in this regard.

The Board recommends the appointment of M/s. P. C. Hansotia & Co., Chartered Accountants as the Bank's statutory auditors.

The remuneration payable to M/s. P. C. Hansotia & Co. Chartered Accountants, shall be fixed by the Board of Directors of the Bank.

None of the Directors are concerned or interested in the said resolution.

Item No. 7:

Mr. Aditya Puri was appointed as the Bank's Managing Director for a period of five years with effect from 30 September, 1994 with the approval of the Reserve Bank of India. This term expired on 29 September, 1999. Mr. Puri was re-appointed for another period of three years upto 29 September, 2002.

During Mr. Puri's tenure as Managing Director, the Bank has recorded spectacular growth. The Balance Sheet size increased from Rs. 3393 crores in 1994-95 to Rs. 23787 crores in 2001-2002. The Bank introduced several innovative products such as Phone Banking, Net Banking, Mobile Banking, Bill payment facilities, etc. The network of branches and ATMs has also expanded. The number of branches and ATMs as on 31 March, 2002 stand at 171 and 479 respectively. The Bank has been using state of the art technology which is constantly upgraded. The Bank's Non-Performing Assets are among the lowest in the industry. Under the leadership of Mr. Puri, the American Depository Shares (ADS) of the Bank were listed on New York Stock Exchange (NYSE). This has made the Bank, the second Indian Private Sector Bank to be listed on NYSE. In these times of tough competition and very volatile economic conditions, the Bank has attained a growth of 41.4% in net profits and was awarded as "Best Emerging Bank" by the Economic Times.

Mr. Puri has played a key role in the establishment and growth of the Bank. In view of this and the need for Mr. Puri's services, the Board of Directors recommend the re-appointment of Mr. Puri as the Managing Director of the Bank for a period of three years from 30 September, 2002.

The remuneration payable to Mr. Puri shall be as follows:

1. Salary/Compensation :
   Rs.3,00,000/- p.m.
2. Entertainment Allowance :
   Rs. 10,000/- p.m.
3. Other Allowances : Fees for 2 clubs
   Servants/Gardener : Rs.5,000/- p.m.
   Books & Periodicals : Rs.1,000/- p.m.
4. Performance related Bonus :
   Upto a maximum of 12 months' salary as may be approved by the Board of Directors.

Perquisites

1. Housing Accommodation :
   Bank leased and furnished accommodation.
2. Gas & Electricity :
   On actual basis
3. Car :
   i) Free use of Bank's car for official purpose
   ii) Use of Bank's car for private purposes on payment of a suitable amount
4. Provident Fund / Gratuity/ Pension :
   Provident Fund : 12% of basic
   Pension Fund : 15% of basic
   Gratuity : Half month's pay per year of service.
5. Travelling & Halting Allowances:
   On actual basis
6. Medical as benefits:
   On actual basis for self and family as per the rules of the bank in this regard.
7. Other Benefits:
   i) Personal Accident Insurance Policy
   ii) 30 days ordinary leave and 7 days sick leave every year.
   iii) Leave Fare concession: One month salary

The re-appointment and remuneration detailed above shall be subject to the approval of Reserve Bank of India. The aforesaid details of the remuneration payable to Mr. Puri shall be deemed to be the extracts of remuneration required to be furnished under Section 302 of the Companies Act, 1956.

The Board of Directors recommend passing of the resolution set out under Item No. 7 in the accompanying Notice.

None of the Directors, except Mr. Aditya Puri is interested or concerned in the passing of this resolution.

Item No. 8:

The members of the Bank, at the Extraordinary General Meeting (EGM) held on 1st January, 2000 had approved the issue, offer and allotment of equity stock options, convertible into equity shares of the aggregate nominal face value not exceeding Rs.10 crores. It was approved in the resolution that the said equity shares shall rank *pari passu* with the existing equity shares of the Bank in all respects, except for the entitlement of dividend. However, National Securities Depository Limited (NSDL), under the directives of Securities and Exchange Board of India, directed the Bank vide its letter no. NSDL/SG/MISC/1578/01 dated April 11, 2001 to make the equity shares issued under the employee stock option scheme rank *pari passu* with the existing equity shares of the Bank in all the respects, including the entitlement of dividend. The aforesaid variation is applicable to all the employees to whom the shares would be issued under the Employees Stock Option Scheme.

The aforesaid requires an amendment to the Special Resolution passed at the EGM.

The Board of Directors recommend passing of the resolution set out under Item No. 8 in the accompanying Notice.

None of the Directors are interested or concerned in the passing of this resolution other than Mr. Aditya Puri is in any way concerned or interested in the said motion.

Item No. 9:

The Bank's shares are in the Morgan Stanley Capital International (MSCI) Index. The shares of a company included in this index are many times purchased by Foreign Institutional Investors (FIIs) depending upon the liquidity/free float available. The recent amendments in the norms relating to investment in equity shares of banking sector stocks in India, have raised the FIIs limit to 49%.

With a view to improve the free float available for FIIs it is proposed to increase the FIIs limit of the Bank from 40% to 49%.

The Board of Directors recommend the resolution for approval of the members.

None of the Directors of the Bank are concerned or interested in the said Resolution.

Item No. 10:

So far as Mr. Sureshchandra V. Parekh is concerned, a similar notice (dated 28 March, 2001) was received from Mr. Parekh last year for removing Mr. Aditya Puri as a Director of the Bank at the last Annual General Meeting. The resolution proposed by Mr. Parekh for the removal of Mr. Aditya Puri was moved at the last Annual General Meeting of the Bank and the resolution was defeated. The reasons given by Mr. Parekh for such removal in the notice addressed by him to the Bank last year and this year are the same. Mr. Parekh's letter of 28 March, 2001 was dealt with by the Board of Directors in the notice issued to the shareholders in respect of the last Annual General Meeting. The letters of Mr. Parekh (dated 28 March, 2001 and 8 April, 2002) and a copy of the notice convening the last Annual General Meeting of the Bank, which deals with Mr. Parekh's letter of 28 March, 2001 are available for inspection at the Registered Office of the Bank.

Mr. Ramjilal Choudhary holds only one share of the Bank. His letter of 8 September, 2001 cites alleged deficiency in the services rendered to him by the Bank as being the reason for the proposed resolution to remove Mr. Aditya Puri. A copy of Mr. Ramjilal Choudhary's letter dated 8 September, 2001 is available for inspection at the Registered Office of the Bank.

The Board of Directors do not support the resolution and recommend the negation of this resolution. None of the Directors of the Bank other than Mr. Aditya Puri is in any way concerned or interested in the said motion.

Item No. 11:

The Board of Directors of the Bank do not support the resolution. A copy of Mr. Ramjilal Choudhary's letter dated 13 April, 2002 is available for inspection at the Registered Office of the Bank. The Bank has received the deposit of Rs. 500/- vide a cheque issued by Mr. Ramjilal Choudhary as required under the Companies Act, 1956.

By order of the Board

Sanjay Dongre
Vice-President - Legal
& Company Secretary

22 April, 2002

Registered Office:
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai - 400 018.

HDFC BANK LIMITED

ENTRANCE PASS

(To be presented at the entrance)

8TH ANNUAL GENERAL MEETING ON 30 MAY, 2002 AT 3.30 P.M.

at Patkar Hall, S.N.D.T. Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400020

Folio No HB .... , DP ID No ...., Client A/c. No ....

Name of the Shareholder : ....

Signature of the Shareholder : ....

(only shareholders/proxies are allowed to attend the meeting)

HDFC BANK LIMITED

PROXY FORM

I / We ....of .... being a member(s) of HDFC Bank Limited hereby appoint .... of .... in the district of .... as my / our proxy to attend and vote for me / us and on my / our behalf at the Eighth Annual General Meeting of HDFC Bank Limited to be held on Thursday, 30 May, 2002 and at any adjournment thereof.

Folio No. HB .... DPID No. .... Client A/c. No. ....

No. of shares held ....


affix
30 Paise
Revenue
Stamp

Signed this .... day of May, 2002.

Signature across Revenue Stamp

BANK ACCOUNT PARTICULARS / ECS MANDATE FORM

I / We .... do hereby auhorise HDFC Bank Limited.

* Print the following details on my / our dividend warrant
* Credit my dividend amount directly to my Bank account by ECS.

(* Strike out whichever is not applicable.)

My / our Folio No. : HB...

Particulars of Bank Account :

DP ID No........................Client A/c. No.......................................

A. Bank Name : ....

B. Branch Name : ....

Address (for Mandate only) : ....

C. 9 Digit Code number of the bank & branch as appearing on the MICR cheque : ....

D. Account Type (Saving / Current) : ....

E. Account No. as appearing on the cheque book : ....

F. STD Code & Telephone No. : ....

I/We shall not hold the Bank responsible if the ECS could not be implemented or the Bank discontinue(s) the ECS, for any reason.

MAIL TO

MCS Limited, Unit: HDFC Bank.
Sri Venkatesh Bhavan, Plot-27, Road-11,
M.I.D.C., Andheri (E.), Mumbai - 400 093

....
Signature of the Shareholder

Please attatch the photocopy of a cheque or a blank cancelled cheque issued by your Bank relating to your above account for verifying the accuracy of the 9 digit code number.

In case you are holding shares in demat form, kindly advise your Depository Participant to take note of your Bank account particulars / ECS mandate.


HDFC BANK
HDB
NYSE
JULY
20
FRIDAY
HDB
NYSE

Opening Ceremony at the New York Stock Exchange for trading of our American Depository Shares

HIGHLIGHTS

- Profit after tax up by 41.4% to Rs. 297.04 crores.
- Earnings per share increases from Rs. 8.64 per share to Rs. 11.01 per share
- Dividend per share increases from Rs. 2 per share to Rs. 2.50 per share (proposed)
- Branch Network up from 131 to 171 outlets with geographic reach expanded from 53 cities to 77 cities.
- Issuance of American Depository Shares (ADS) amounting to US$ 172.5 million at the New York Stock Exchange
- Balance Sheet size up from Rs. 15,617 crores to Rs. 23,787 crores.
- Emphasis on quality control :
  - i) First bank in India to get ISO 9001:2000 certification for Depository services at the Central Processing Unit and backend processing of retail liabilities and direct banking operations.
  - ii) ISO 9001:2000 certification for Custodial Services.


People to People...
Building Relationships



It is a well recognised fact that the quality of human resources is a key ingredient determining the success of an organisation. This is even more relevant in a service industry like ours. At HDFC Bank, we believe that the ultimate identity and success of our bank will reside, as it always has, in the exceptional quality of our people and their extraordinary effort. We endeavour to create an environment that values people and the work that they do.

In fact, the bank's strategic framework provides us with four core values : Customer Focus, Operational Excellence, Product Leadership and People. The People value signifies that we are committed to hiring, developing, motivating and retaining the best people in our industry.

The bank has a very young and dynamic workforce. Our success in attracting and retaining talent has been facilitated by our open and transparent work culture, the opportunities we provide to take on challenging assignments and the latitude and empowerment that our employees enjoy right from the beginning.




HDFC BANK
INFORMATION TECHNOLOGY CENTRE

Process to Process...

Building Solutions

ISO 9001:2000

Certificate of Registration

HDFC Bank Ltd.

ISO 9001:2000

Suresh Shah

KPMG

Certificate of Registration

HDFC Bank Ltd.

ISO 9001:2000

ISO 9001:2000

Certificate of Approval

Awarded to

HDFC BANK LIMITED - Retail Operations Division

Bureau Veritas Quality International certify that the Quality Management System of the above supplier has been assessed and found to be in accordance with the requirements of the quality standards detailed below

QUALITY STANDARDS

ISO 9001:2000

SCOPE OF SUPPLY

BACKEND PROCESSING OF RETAIL LIABILITIES AND DIRECT BANKING OPERATIONS.

Certificate of Registration

HDFC Bank Limited

Cash Management Service

ISO 9002:1994

Provision of HDFC Bank Cash Management services (Collections, Payments, Warrants and Bankers to Issue)

A bank is only as strong as its infrastructure and its processes. At HDFC Bank, right from inception, we have invested in a robust technology platform that is seamlessly integrated with centralised and audited processes. This has enabled us to expand rapidly and grow manifold while maintaining acceptable service standards.

Well documented procedures, high levels of automation, intensive training of personnel and ongoing audit reviews have enabled us to improve the reliability of our operational processes. ISO 9002 certifications of our cash management, retail centralised processing and custody & depository operations are indicative of our achievements in this regard.




Free Mobile Banking


Free ATM Car
HDFC BANK


Demat Account


Car Loans




HDFC BANK
INTERNATIONAL
4346
VALID FROM
VALID THRU
VISA

Product to Product...

Building One Stop Shop

Consumer Loans

Current Account

Mutual Funds

We understand that our customers would rather spend time with their families or friends or manage their careers or businesses, than worry about their finances. That's why we offer a complete range of financial products and services to meet a wide range of savings, investment, transactional and loan needs.

Our technology has enabled us to offer innovative products and services with greater convenience and at an affordable price. We have products to match the needs of every customer - corporate or individual, borrower or investor. Our wide range of more than forty products serves the needs of our growing family of over two million customers.

We understand that our customers' time is precious. Which is why we provide them access to their accounts as and when they need it, through the Internet, Mobile, ATM, Phone and Debit Card. And if they prefer to walk into a branch, we are present in 77 cities in India with over 170 branches and around 500 ATMs.



HDFC BANK

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Account Balance Summary

The information displayed here is reproduced from the respective bank sites

Bank Name	Account Number	Available Balance
ICICI Bank	000401007389	39,452.40
	Total Balance	39452.40
Citibank	5-184193-118	2208.83
	Total Balance	2208.83
HDFC Bank	0131000055645	37573.72
HDFC Bank	0131370003847	452.99
HDFC Bank	2401020000229	87363.07
	Total Balance	125380.78
	Grand Total	107051.01

financial highlights

Rs. in lacs

	1997-98	1998-99	1999-2000	2000-2001	2001-2002
Interest Income	240,80	376,08	679,87	1,259,46	1,702,99
Interest Expense	137,55	229,18	374,28	753,75	1,073,74
Net Interest Income	**103,25**	**146,90**	**305,59**	**505,71**	**629,25**
Other Income	62,01	68,07	125,35	185,53	333,25
Net Revenues	**165,26**	**214,97**	**430,94**	**691,24**	**962,50**
Operating costs	62,71	88,79	171,39	309,59	417,95
Operating Result	**102,55**	**126,18**	**259,55**	**381,65**	**544,55**
Loan Loss Provisions	7,22	7,58	53,60	52,96	85,77
Depreciation on investments	96	94	5,81	13,38	19,16
Others	2	81	5,29	25	14,24
Profit before tax	**94,35**	**116,85**	**194,85**	**315,06**	**425,38**
Provision for taxation	31,20	34,45	74,81	104,94	128,34
Profit after tax	**63,15**	**82,40**	**120,04**	**210,12**	**297,04**
Funds :					
Deposits	2,191,74	2,915,11	8,427,72	11,658,11	17,653,81
Subordinated debt	100,00	135,00	150,00	200,00	200,00
Stockholders' Equity	285,13	338,93	751,52	913,09	1,942,28
Working Funds	2,829,98	4,349,96	11,731,03	15,617,33	23,787,38
Loans	841,98	1,400,56	3,462,34	4,636,66	6,813,72
Investments	1,121,33	1,903,80	5,748,28	7,145,14	12,004,02
Key Ratios :					
Earnings per share (Rs)	3.16	4.12	5.93	8.64	11.01
Return on Average Networth	23.87%	26.41%	29.00%	24.53%	18.30%
Tier 1 Capital Ratio	10.21%	8.34%	9.56%	8.69%	10.81%
Total Capital Ratio	13.92%	11.86%	12.19%	11.09%	13.93%
Dividend per share (Rs)	1.00	1.30	1.60	2.00	2.50**
Dividend payout ratio	34.84%	34.71%	29.96%	25.55%	23.68%
Book value per share as at March 31 (Rs)	14.3	16.9	30.9	37.5	69.0
Market price per share as at March 31 (Rs)*	70.80	69.15	257.20	228.35	236.60
Price to Earnings Ratio	22.41	16.78	43.37	26.43	21.50

Rs. 10 Lac = Rs. 1 Million   Rs. 1 Crore = Rs. 10 Million   **Proposed   *Sources : NSE


HDFC BANK

8th ANNUAL GENERAL MEETING

Date	: 30 May, 2002
Day	: Thursday
Time	: 3.30 p.m.
Place	: Patkar Hall, S.N.D.T. Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400 020
Book Closure Dates	: 10 May, 2002 to 31 May, 2002 (both days inclusive)


CERTIFIED TRUE COPY
FOR HDFC BANK LTD.
S. B. DONGRE
VICE PRESIDENT (LEGAL)
& COMPANY SECRETARY

CONTENTS

BOARD OF DIRECTORS

Mr. Jagdish Capoor, *Chairman* (from 6 July, 2001)
Mr. Aditya Puri, *Managing Director*
Mr. Deepak M. Satwalekar
Mr. Jagdish S. Baijal
Mr. Keki M. Mistry
Dr. (Mrs.) Amla Samanta
Dr. Venkat Rao Gadwal
Mr. Anil Ahuja
Mr. Arnold Chavkin
Mr. Vineet Jain
Mr. Nasser Munjee (upto 21 September, 2001)

VICE PRESIDENT (LEGAL) & COMPANY SECRETARY

Mr. Sanjay B. Dongre

AUDITORS

S. B. Billimoria & Co.
Chartered Accountants

REGISTRARS & TRANSFER AGENTS

MCS LIMITED
Sri Venkatesh Bhavan,
Plot No. 27, Road No. 11,
MIDC Area, Andheri (East),
Mumbai 400 093
Tel. No. 8215235/6/7
Fax No. 8350456
E-mail : mcsmum@vsnl.com

REGISTERED OFFICE

Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018
Tel. No. 4951616
Fax No. 4951771
Website : www.hdfcbank.com

Directors' Report

To the Members,

Your Directors have great pleasure in presenting the Eighth Annual Report on the business and operations of your Bank together with the audited accounts for the year ended 31 March, 2002.

FINANCIAL PERFORMANCE:

	(Rs. in crores) For the year ended	
	31 March, 2002	31 March, 2001
Deposits and other borrowings	**19476.83**	12891.01
Advances	**6813.72**	4636.66
Total income	**2036.24**	1444.99
Profit before depreciation and tax	**494.40**	369.00
Net profit	**297.04**	210.12
Appropriations:		
Transfer to statutory reserve	**74.26**	52.53
Transfer to general reserve	**29.71**	—
Transfer to debenture redemption reserve	**9.54**	0.20
Transfer to/(from) investment fluctuation reserve	**97.18**	(1.26)
Proposed dividend	**70.34**	48.72
Tax on dividend	**—**	4.97
Balance carried over to Balance Sheet	**16.01**	104.96


PROFIT AFTER TAX
(Rs. Crores)
120
210
297
2000
2001
2002

The Bank posted total income and net profit of Rs. 2036.24 crores and Rs. 297.04 crores respectively for the financial year (FY) 2001-02 as against Rs. 1444.99 crores and Rs. 210.12 crores respectively in the previous year. Appropriations from the net profit have been effected as per the table given above.

DIVIDEND:

Keeping in mind the overall performance of the Bank and the positive outlook for your Bank's future, your Directors are pleased to recommend a dividend of 25% for the year ended 31 March, 2002 as against 20% for the previous year. The dividend for the FY 2001-2002 shall be taxable at the hands of the members and shall also be subject to deduction of tax at source (if applicable).


DIVIDEND PER SHARE
(Rs.)
1.60
2.00
2.50*
2000
2001
2002
*proposed

AWARDS:

Your Bank continued to gain recognition and awards during the year under review. It was selected as the "Best Bank – India 2001" by Euromoney and "Best Domestic Commercial Bank – India 2001" by Finance Asia. This was the third year in succession that the Bank has received such accolades from these leading financial publications. Closer home,


HDFC BANK

HDFC Bank was selected for The Economic Times Award – Corporate Excellence for Emerging Company of the year 2000-01. During the year, the Bank also got ISO 9001 certifications for its Depository & Custody operations and for its backend processing of retail operations and direct banking operations.

ADDITIONAL CAPITAL:

During the year under review your Bank listed its stock in the form of American Depository Shares (ADS) on the New York Stock Exchange at the issue price of US $ 13.83 per ADS. Each ADS represents three equity shares. The issue size was US $172.5 million including a Green Shoe option of US $22.5 million which was exercised. Consequent to this issue, the paid up share capital of the Bank has increased by Rs. 37.42 crores and the reserves of the Bank have increased by Rs. 742.92 crores as share premium after charging off issue related expenses.

NET WORTH (Rs. Crores)


1942
913
752
2000
2001
2002

EMPLOYEES STOCK OPTIONS:

New Options granted:

Pursuant to the shareholders' approval granted in January, 2000 for issuance of stock options convertible in equity shares of an aggregate nominal value not exceeding Rs. 10 crores, in February, 2002, the Compensation Committee of the Board granted 14.1 lac equity options under the third tranche under the Employees Stock Option Scheme (ESOS). None of the directors or members of the senior management team have been granted options in this tranche. The options will vest over three years. The exercise price for this third tranche of ESOS (ESOS-III) is Rs. 226.96 per share, being the average of the daily closing price quoted on The Stock Exchange, Mumbai for a period of 60 days preceding the date of grant of options.

Options Vested:

Out of the options granted under the Employees Stock Option Scheme in January, 2000 (ESOS-I) and January, 2001 (ESOS-II), 18.8 lac and 8.3 lac options, respectively have been vested in the employees.

CAPITAL ADEQUACY RATIO (%)


13.9%
12.2%
11.1%
2000
2001
2002

Options exercised and allotted:

During the year under review, 7.8 lac options were exercised by the employees. The Bank allotted 3.6 lac new equity shares resulting in an increase in the paid-up capital of Rs 36 lacs and share premium account by Rs. 544 lacs. The allotment of 4.2 lac shares in respect of options exercised in the last quarter has been made on 3 April, 2002. The new shares issued under ESOS would rank pari – passu with the existing shares in all respects in line with the requirements imposed by the Depositories.

Options lapsed:

4.4 lac options lapsed during the year under review on account of staff resignations.

Outstanding options:

After considering the exercised and lapsed options, 77.9 lac options are still outstanding as at 31 March, 2002.

The earnings per share (EPS) for the year under review after considering all options outstanding under ESOS works out to Rs. 10.95.



Directors' Report – *(Contd.)*

CAPITAL ADEQUACY RATIO:

As a result of the ADS issue and retention from current year profits, your Bank's total capital adequacy ratio (CAR) stood at a healthy 13.9% as against 11.1% in March, 2001, well above the regulatory minimum of 9%. Of this, Tier I CAR was 10.8%.

MANAGEMENT'S DISCUSSIONS AND ANALYSIS:

Macro-economic and Industry Developments:


TOTAL DEPOSITS
(Rs. Crores)
8428
11658
17654
2000
2001
2002

The financial year 2001-02 has been a challenging one for most economies globally. The Indian economy was also affected with the estimates of GDP growth for FY 2001-02 being revised downwards from the initial target of 6.5% to around 5.4% (Source: Economic Survey 2001-2002, Ministry of Finance, Government of India). A major contributor to the slowdown was the lower growth in the industrial sector which was partially offset by the higher growth in the services sector and an improvement in the agricultural sector on the back of a better than average monsoon. The soft economic performance has been accompanied by a difficult fiscal situation with the gross fiscal deficit of the Central Government estimated to be around 5.1% in 2001-02 against a Budget Estimate of 4.7%. The combined fiscal deficit of the central and state governments is estimated to be around 10%.

The tough macro economic environment during the year had its impact on growth rates in the Indian banking industry as well. Aggregate deposits with scheduled commercial banks (SCBs) grew by 14.3% in FY 2001-02 against a growth rate of 18.4% in FY 2000-01. The FY 2000-01 figures included inflows on account of Indian Millenium Deposit (IMD) Scheme and after adjusting for these flows, the deposit growth in FY 2000-01 and 2001-02 were comparable. The slowdown in industrial growth was reflected in the rate of the credit growth of the banking sector which declined from 17.3% in FY 2000-01 to 14.5% in FY 2001-02. Total funding provided by SCBs to the commercial sector in the form of bank credit and investments grew by 11.6% in FY 2001-02 against a growth rate of 16.6% in FY 2000-01.


SAVINGS
DEPOSITS
(Rs. Crores)
1125
1903
2957
2000
2001
2002

The regulatory environment for the Indian banking sector was characterized by greater liberalization in foreign ownership and related areas, tightening of certain exposure norms and infrastructural improvements in the market. Some of the developments included :

- Limit for Foreign Direct Investment (FDI) in Indian private sector banks raised to 49%
- Foreign banks given a choice of operating in India either as a branch of the overseas parent or through a 100% Indian subsidiary which would then be treated on par with Indian private sector banks for branch licensing and other requirements/obligations. Foreign banks having a presence in India also permitted to take an equity stake in Indian banks.
- Reduction in prudential exposure limits for single borrowers from 20% of Tier I capital to 15% of total (Tier I and Tier II) capital effective from 31 March, 2002.
- Ceiling of 5% of total advances imposed on the capital markets exposure (fund based and non-fund based) for all commercial banks.
- Better systems for trading in government securities and settlements in the foreign exchange and government securities markets operationalised through the Clearing Corporation of India Ltd. (CCIL) and the electronic Negotiated Dealing System (NDS).




HDFC BANK

The inflation situation turned benign in 2001-02 with average inflation as measured by Wholesale Price Index (WPI) estimated at around 4.7% as against 7% at the beginning of the year. Against the backdrop of economic slowdown and low inflation, the Reserve Bank of India maintained a soft interest rate stance throughout the financial year. The Cash Reserve Ratio (CRR) to be maintained by banks was brought down from 8% at the beginning of the year to 5.5% at the end of the year in 3 stages. As a result of the easy money policy there was a sharp fall in yields of government securities during the year. The yield on 10 year government securities fell by about 300 basis points but the fall in bank deposit rates and Prime Lending Rates (PLR) was moderate. Top rated borrowers continued to access credit through much lower rates than bank PLRs through commercial paper, debentures and sub-PLR advances. The RBI has indicated that it would continue to maintain a soft interest rate stance during FY 2002-03. Pursuant to the 2002 Union Budget announcement, the interest rate on government small savings schemes have been cut by 50 basis points and this cut could facilitate lower bank deposit rates going forward.

POINT OF SALE TERMINALS


6,480
86
446
2000
2001
2002

Mission and Business Strategy:

Our mission has been to be "a world class Indian bank"– benchmarking ourselves against international standards and best practices in terms of product offerings, technology, service levels, risk management and audit & compliance. The objective is to build sound customer franchises across distinct business so as to be a preferred provider of banking services for target retail and wholesale customer segments, and to achieve a healthy growth in profitability, consistent with the bank's risk appetite. We are committed to do this while ensuring the highest levels of ethical standards, professional integrity and regulatory compliance.

Our business strategy emphasizes the following:

- Increase our market share in India's expanding banking and financial services industry by following a disciplined growth strategy and delivering high quality customer service;
- Leverage our technology platform and open, scaleable systems to deliver more products to more customers and to control operating costs;
- Maintain our current high standards for asset quality through disciplined credit risk management;
- Develop innovative products and services that attract our targeted customers and address inefficiencies in the Indian financial sector;
- Continue to develop products and services that reduce our cost of funds; and
- Focus on high earnings growth with low volatility.

BRANCHES


171
131
111
2000
2001
2002

Financial and Operating Performance:

The overall financial performance during the year 2001-02 was healthy with total net revenues (net interest income plus other income) increasing by 39.2% from Rs. 691.2 crores in 2000-01 to Rs. 962.5 crores in 2001-02. The revenue growth was driven by an increase of Rs. 123.5 crores in net interest income and by an increase of Rs. 147.7 crores in other income. The increase in net interest income was driven by the strong balance sheet growth during the year, both in terms of advances and investments, partly offset by some pressure on spreads. The other income had three main components. Approximately half of the other income was fees and commissions which the bank earned from a diverse set of products including letters of credit, cash management, custody & depository services, debit cards, etc. About 30% of the other income came from profit on sale of investments relating to the trading and distribution businesses for government securities and corporate debt. Foreign exchange revenues which constitute the balance 20% of other income are customer based spreads on foreign exchange and derivatives transactions and to a lesser extent on trading and positioning activities. Despite a significant increase in infrastructural investments, new product launches, etc., operating costs were well controlled and declined from 44.8% to 43.4% of net revenues. Net profit increased by 41.4% from Rs. 210.1 crores to Rs 297.0 crores for the year ended 31 March, 2002. Return on average net worth was 18.3% while earnings per share (EPS) increased from Rs. 8.64 in 2000-01 to Rs. 11.01 in 2001-02.

ATMs


479
207
111
2000
2001
2002

Your Bank registered robust growth in balance sheet parameters as well. Total Deposits increased by 51% from Rs. 11658 crores to Rs. 17654 crores. Savings account deposits which are at the core of the Bank's strategy for building low cost, stable retail liabilities, increased by 55% from Rs. 1903 crores to Rs. 2957 crores. Total Advances grew by 47% to Rs. 6814 crores. Your Bank's core customer assets (advances and credit substitutes like commercial paper, corporate debentures, etc.) increased from Rs. 7182 crores in March, 2001 to Rs. 10452 crores in March, 2002. In addition, the Bank has invested Rs. 931 crores through securitisation transactions where the underlying assets were auto loans receivables, commercial loan receivables and collateralised loan obligations. Total customer assets (including securitisation) were Rs. 11383 crores as of 31 March, 2002. Even on the enhanced asset base, your Bank continued to comply with the priority sector lending requirements, prescribed by the Reserve Bank of India at 44% net bank credit in March, 2002.

In the financial year 2001-02, there was a significant step up in the pace of infrastructure creation, particularly in the second half of the financial year. Total number of branches (including extension counters) increased from 131 in March, 2001 to 171 in March, 2002. The Bank now has a presence in 77 cities, up from 53 cities in 2001. The ATM network was more than doubled from 207 in March, 2001 to 479 in March, 2002 with the number of offsite ATMs increasing to 281 from 68 in the previous year. The number of locations covered by phone banking also increased substantially from 12 in March, 2001 to 39 locations in March, 2002. With this significant infrastructure expansion, the Bank's customers have even greater convenience and choice in dealing with the Bank– "anytime, anywhere, anyhow". The success of the Bank's multi-channel strategy for servicing customers is evidenced by the fact that on average 65% of customer initiated transactions are handled outside the branches – through ATMs, phone banking, net banking and mobile banking.

PHONEBANKING LOCATIONS COVERED


39
11
8
2000
2001
2002

Business Segment Update:

Despite the tough macro economic environment and intensifying competition, during FY 2001-02, the Bank has been able to grow– both in terms of business volumes and revenues, in all its three primary business activities – Wholesale Banking, Treasury and Retail Banking.

In the Wholesale Banking business we provide our corporate and institutional clients a wide range of commercial banking products and transactional services with an emphasis




HDFC BANK

on high quality service and relationship management. For our commercial banking products, our primary target market is the top end of the Indian corporate sector including companies from large private sector business houses, public sector undertakings and multinational corporations. We provide transactional services like trade services, cash management and custodial services to a wide range of corporations as well as banks, financial institutions and government entities. We offer customised commercial and transactional banking solutions to specific wholesale customer segments like stock exchanges and their members, co-operative banks, mutual funds, etc. During FY 2001-02, growth in the wholesale banking business continued to be driven by new customer acquisitions, increased penetration and higher cross sell. Structured solutions which combine cash management services with vendor and distributor finance for facilitating superior supply chain management for our corporate customers, also helped to drive growth. The Bank further consolidated its position in the cash management business facilitated by the geographic expansion as well as enhancement in product features. Total cash management volumes (collections and disbursements) was around Rs. 145,000 crores during FY 2001-02 making the Bank one of the leading players in this business. While the Bank maintained its market leader position in providing cash settlement services for the major stock exchanges in the country, floats in this business declined given the lower settlement volumes in the stock markets. The Bank's funded and non-funded exposure to the capital markets segment (primarily in the form of guarantees favouring stock exchanges on behalf of brokers) also declined and as of 31 March, 2002, was within the 5% of advances limit prescribed by the Reserve Bank of India.

CORE CUSTOMER ASSETS
(Rs. Crores)


4710
7182
10452
2000
2001
2002

The Bank's Treasury has a presence in both the foreign exchange and local currency markets. The treasury group manages the Bank's balance sheet including maintenance of reserve requirements and management of market and liquidity risk. It also provides advice and execution services to corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, the treasury group seeks to optimize profits from proprietary trading within established limit parameters. During the year ended 31 March, 2002, the Bank achieved a healthy volume and revenue growth in its foreign exchange and derivatives business, driven largely by customer trade flows and interest rate and foreign currency hedging requirements of the Bank's corporate customers. Total foreign exchange and derivative revenues increased by 61% from Rs. 39.9 crores (FY ending on 31 March, 2001) to Rs. 64.1 crores (FY ending on 31 March, 2002). With the general decline in interest rates and easy liquidity conditions, the local currency debt securities and money markets business also put in a stellar performance during FY 2001-02. Given the large investments in government securities which banks in India hold for Statutory Liquidity Ratio (SLR) purposes, the decline in interest rates and government securities yields enables banks to realize gains on their investment portfolio. The Bank has a policy of maintaining a relatively lower average duration of around 2 to 2.5 years as against an average duration of around 4 years maintained by most players in the Indian banking industry. This would imply that the Bank would gain less (relatively to most banks in the industry) in terms of booked profits or mark-to-market gains when yields decline and conversely it would tend to lose less in terms of booked losses or mark-to-market depreciation on investments when yields rise. The profit on sale of investments of Rs. 103.8 crores for 2001-02 can be attributed to three main revenue streams – a new business launched by the Bank for distribution of non-government debt securities, crystallisation of gains on a part of the portfolio held by the Bank for SLR purposes and debt securities trading activities.

RETAIL ASSETS
(Rs. Crores)


631
845
1430
2000
2001
2002

Directors' Report—*(Contd.)*

Our Retail Banking group strives to be a one-stop-shop for the financial needs of middle and upper middle class income and high networth individuals. We provide a comprehensive range of financial products including deposit products, loans, debit cards, credit cards, bill payment services, third party mutual funds, investment advice and other services. We strive to provide our customers with high quality services and greater convenience by leveraging our technology platforms and multi distribution channels. During 2001-02 the Bank's retail banking franchise witnessed strong growth across multiple parameters. Total number of retail accounts increased from 1.4 million in March, 2001 to over 2.2 million in March, 2002, a growth of about 50%. The roll-out of the bank's retail loan products also gathered momentum with virtually doubling of the number of cities in which the Bank offers its car loans and personal loans. The Bank launched its credit card business in December, 2001 in Chennai and would be expanding the geographical coverage of this product during the next financial year. The total retail asset portfolio increased from Rs. 845 crores as of 31 March, 2001 to Rs. 1430 crores as of 31 March, 2002, an increase of 69%. The Bank maintained its position as a leading player in the Depository Participant (DP) services business, although lower trading volumes and stock prices led to a decline in fee revenues from this business. Your Bank continued to achieve strong success in distribution of third party products with distribution of RBI Relief bonds at over Rs. 2000 crores and mutual funds at over Rs. 4900 crores during the year.

RETAIL ACCOUNTS (In lacs)


9
14
22
2000
2001
2002

Risk Management & Portfolio Quality:

Risk is inherent in the banking business and sound risk management is critical to the bank's success. The major types of risks the Bank faces are Credit Risk, Market Risk (which includes Liquidity Risk and Price Risk) and Operational Risk. The Bank continued to implement and improve policies and procedures to identify, monitor and manage risks across the Bank. On the credit risk front, the Bank has in place distinct processes for managing wholesale and retail business. In the wholesale banking business, credit exposures are managed through target market definitions, appropriate credit approval processes, post-disbursements monitoring and remedial management procedures. Overall portfolio diversification and reviews also facilitate the management of the wholesale banking portfolio. On the retail front, the Bank's credit process is based on specific product programs which define customer selection, security and related criteria and enable the management of risk on a portfolio basis for different products and customer segments. The Risk Monitoring Committee of the Board monitors the Bank's risk management policies and procedures and also reviews the portfolio composition and impaired credits. As of 31 March, 2002, the Bank's portfolio of funded exposure (including advances, corporate debt, etc.) was highly diversified with 28 industries accounting for 1% or more of the Bank's portfolio.

NET NPA TO CUSTOMER ASSETS (%)


0.77%
0.29%
0.30%
2000
2001
2002

As at 31 March, 2002, your Bank's ratio of gross non-performing assets to total customer assets was 1.96%. Net non-performing assets (non-performing assets net of specific loan loss provisions, interest in suspense and ECGC claims received) were 0.5% of net advances and 0.3% of customer assets on 31 March, 2002 as against 0.45% and 0.29% respectively, as on 31 March, 2001. The specific loan loss provisions the Bank has made for its non-performing assets continue to be more conservative than the regulatory requirement. The Bank continues to have a policy of holding general provisions for its various retail and middle market product programs as well as for corporate standard assets. As of 31 March, 2002 total general provisions were about 1% of standard customer assets as against the regulatory requirement of 0.25%.




HDFC BANK

Internal Audit & Compliance:

The Bank has an Internal Audit & Compliance department which is focussed on independently evaluating the adequacy of all internal controls, ensuring adherence to operating guidelines and regulatory and legal requirements and pro-actively recommending improvements in operational processes and service quality. To ensure independence, the audit & compliance department reports directly to the Chairman of the Bank and the Audit & Compliance Committee of the Board and only indirectly to the Managing Director. To mitigate operational risks the Bank has put in place extensive internal controls including restricted access to the Bank's computer systems, appropriate segregation of front and back office operations and strong audit trails. The Audit & Compliance Committee of the Board also reviews the performance of the audit and compliance department and reviews the effectiveness of controls and compliances with regulatory guidelines.

PRIORITY SECTOR LENDINGS TO NET BANK CREDIT
(%)


43%
46%
44%
2000
2001
2002

Human Resources:

Given the Bank's significant expansion in terms of geography as well as in terms of products and business volumes, the Bank's staffing was needed to be increased substantially during the year, in particular in the retail banking businesses. In addition, changes in regulatory guidelines necessitated additions to staffing related to the sales function for liability products. Total number of employees increased from 2751 as of March, 2001 to 3742 as of March, 2002. The Bank continues to focus on training its employees on a continuing basis, both on the job and through training programs conducted by internal and external faculty. The Bank has consistently believed that broader employee ownership of its shares has a positive impact on its performance and employee motivation. The Bank's employees stock option scheme therefore, extends to all levels and has covered over 85% employees so far.

STATUTORY DISCLOSURE:

The information required under Section 217(2A) of the Companies Act, 1956 and the rules made thereunder, are given in the annexure appended hereto and forms part of this report. In terms of section 219 (1) (iv) of the Act, the Report and Accounts are being sent to the shareholders excluding the aforesaid annexure. Any shareholder interested in obtaining a copy of the said annexure may write to the Company Secretary at the Registered Office of the Bank. The Bank had 3742 employees as on 31 March, 2002. 120 employees employed throughout/part of the year were in receipt of remuneration of Rs. 12,00,000/- per annum or Rs. 1,00,000/- or more per month as the case may be.

The provision of Section 217(1) (e) of the Act relating to conservation of energy and technology absorption do not apply to your Bank. The Bank has, however, used information technology extensively in its operations.

COST OF DEPOSITS
(%)


6.3%
6.6%
6.4%
2000
2001
2002

RESPONSIBILITY STATEMENT:

The Board of Directors hereby state that

i) in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

ii) we have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a

Directors' Report — *(Contd.)*

true and fair view of the state of affairs of the Bank as at 31 March, 2002 and of the profit of the Bank for the year ended on that date;

iii) we have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the company and for preventing and detecting the fraud and other irregularities;

iv) we have prepared the annual accounts on a going concern basis.


EARNINGS PER SHARE
(Rs.)
11.01
8.64
5.93
2000
2001
2002

DIRECTORS:

Dr. (Mrs.) Amla Samanta and Dr. V. R. Gadwal will retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

Mr. Nasser Munjee resigned as Director of the Bank with effect from 21 September, 2001. The Board of Directors place on record its appreciation for the valuable services rendered by Mr. Munjee during his tenure as a Director of the Bank.

Mr. Jagdish Capoor was appointed as an additional director of the Bank, with effect from 6 July, 2001 and he shall hold office up to the ensuing Annual General Meeting. Your Bank has received notice from a member pursuant to section 257 of the Companies Act, 1956 signifying his intention to propose the candidature of Mr. Capoor for the office of Director. The brief resume/details relating to directors who are to be appointed/ re-appointed are furnished in the Explanatory Statement to the Notice of the ensuing Annual General Meeting and the report on Corporate Governance.

AUDITORS:

M/s. S. B. Billimoria & Co. have been the statutory auditors of your Bank since 1998. As per the regulations of Reserve Bank of India, the same auditors cannot be re-appointed for a period beyond 4 years. Accordingly, it is proposed to appoint M/s. P. C. Hansotia & Co., *Chartered Accountants* as the new statutory auditors of the Bank subject to the approval of the members. Your Directors place on record their appreciation for the professional services rendered by M/s. S. B. Billimoria & Co. as the statutory auditors of the Bank.


RUPEE SPENT
(in paise)
11
3
6
6
53
21
Interest expense
Operating expense
Provisions
Tax
Dividend
Transfer to reserves

ACKNOWLEDGMENT:

Your directors would like to place on record their sincere gratitude for the support and guidance received from the Reserve Bank of India and other government and regulatory agencies. Your Directors would also like to record their sincere appreciation for the dedicated efforts put in by their Bank's employees and for their contribution in building a world class Indian bank.

On behalf of the Board of Directors,

Jagdish Capoor
Chairman

Mumbai, 15 April, 2002.

Auditors' Report

TO THE MEMBERS OF HDFC BANK LIMITED

We have audited the attached Balance Sheet of **HDFC BANK LIMITED** as at 31st March, 2002 and the Profit and Loss Account of the Bank for the year ended on that date, annexed thereto. We report thereon as follows:

(1) The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949, read with Section 211 of the Companies Act, 1956.

(2) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory.

(3) The transactions of the Bank which have come to our notice have been within the powers of the Bank.

(4) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the Branches.

(5) The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account and the Branch returns.

(6) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956, in so far as they apply to banks.

(7) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required for banking companies and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Bank as at 31st March, 2002; and

(ii) in the case of the Profit and Loss Account, of the profit of the Bank for the year ended on that date.

(8) On the basis of the written representations from the directors, taken on record by the Board of Directors, none of the directors is disqualified as on 31st March, 2002 from being appointed as a director under Section 274 (1)(g) of the Companies Act, 1956.

For **S. B. Billimoria & Co.**
Chartered Accountants

Nalin M. Shah
(Partner)

Mumbai, 15 April, 2002

Balance Sheet as at 31 March, 2002

(Rs. lacs)

	Schedule	As at 31-03-2002	As at 31-03-2001
CAPITAL AND LIABILITIES			
Capital	1	281,37	243,60
Reserves and Surplus	2	1,660,91	669,49
Employees' Stock Options (Grants) Outstanding	19(4)	9,05	10,67
Deposits	3	17,653,81	11,658,11
Borrowings	4	1,823,02	1,232,90
Subordinated debt	19(6)	200,00	200,00
Other Liabilities and Provisions	5	2,159,22	1,602,56
Total		23,787,38	15,617,33
ASSETS			
Cash and balances with Reserve Bank of India	6	1,211,17	986,35
Balances with Banks and Money at Call and Short notice	7	2,247,02	1,636,06
Investments	8, 19(9)	12,004,02	7,145,14
Advances	9	6,813,72	4,636,66
Fixed Assets	10	371,10	289,74
Other Assets	11	1,140,35	923,38
Total		23,787,38	15,617,33
Contingent Liabilities	12	20,327,95	15,011,06
Bills for Collection		1,036,90	1,165,41

The attached notes form part of the financial statements.

In terms of our report of even date attached.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

NALIN M. SHAH
Partner

Mumbai, 15 April, 2002

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors



Profit and Loss Account for the year ended 31 March, 2002

(Rs. lacs)

		Schedule	Year ended 31-03-2002	Year ended 31-03-2001
I.	INCOME			
	Interest earned	13	1,702,99	1,259,46
	Other income	14	333,25	185,53
	Total		2,036,24	1,444,99
II.	EXPENDITURE			
	Interest expended	15	1,073,74	753,75
	Operating expenses	16	417,95	309,59
	Provisions & Contingencies [includes Income Tax provision of Rs. 128,34 lacs (previous year Rs. 104,94 lacs)]	17	247,51	171,53
	Total		1,739,20	1,234,87
III.	PROFIT			
	Net Profit for the year		297,04	210,12
IV.	APPROPRIATIONS			
	Transfer to Statutory Reserve		74,26	52,53
	Proposed dividend		70,34	48,72
	Tax on dividend		—	4,97
	Transfer to General Reserve		29,71	—
	Transfer to/(from) Investment Fluctuation Reserve		97,18	(1,26)
	Transfer to Debenture Redemption Reserve		9,54	20
	Balance carried over to Balance Sheet		16,01	104,96
	Total		297,04	210,12
V.	EARNINGS PER EQUITY SHARE (Face value Rs. 10/- per share) (Rupees)	18		
	Basic		11.01	8.64
	Diluted		10.29	7.98

In terms of our report of even date attached.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

NALIN M. SHAH
Partner

Mumbai, 15 April, 2002

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 1 – CAPITAL			
Authorised Capital		450,00	300,00
45,00,00,000 (31 March, 2001: 30,00,00,000) Equity Shares of Rs. 10/- each			
Issued, Subscribed and Paid-up Capital		281,37	243,60
28,13,74,613 (31 March, 2001: 24,35,96,261) Equity Shares of Rs. 10/- each			
	Total	281,37	243,60
SCHEDULE 2 – RESERVES AND SURPLUS			
I. Statutory Reserve			
Opening Balance		153,83	101,30
Additions during the year		74,26	52,53
	Total	228,09	153,83
II. General Reserve			
Opening Balance		—	—
Transfer from Profit and Loss Account		28,88	—
Additions during the year		29,71	—
	Total	58,59	—
III. Balance in Profit and Loss Account			
Opening Balance		329,80	224,84
Transfer from deferred tax asset		16,35	—
Transfer to General Reserve		(28,88)	—
Transfer to Investment Fluctuation Reserve		(142,90)	—
Additions during the year		16,01	104,96
	Total	190,38	329,80
IV. Share Premium Account			
Opening Balance		171,14	166,32
Additions during the year		780,87	4,82
Deductions during the year		(32,50)	—
	Total	919,51	171,14
V. Investment Fluctuation Reserve			
Opening Balance		—	1,26
Transfer from Profit and Loss Account		142,90	—
Additions during the year		97,18	—
Deductions during the year		—	(1,26)
	Total	240,08	—

Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 2 – RESERVES AND SURPLUS–(Contd.)			
VI. Amalgamation Reserve			
Opening Balance		14,52	14,52
	Total	14,52	14,52
VII. Debenture Redemption Reserve			
Opening Balance		20	—
Additions during the year		9,54	20
	Total	9,74	20
	Total	1,660,91	669,49
SCHEDULE 3 – DEPOSITS			
I. Demand Deposits			
(i) From Banks		371,72	197,77
(ii) From Others		3,848,46	2,658,21
	Total	4,220,18	2,855,98
II. Savings Bank Deposits		2,957,45	1,903,00
III. Term Deposits			
(i) From Banks		411,76	404,20
(ii) From Others		10,064,42	6,494,93
	Total	10,476,18	6,899,13
	Total	17,653,81	11,658,11
SCHEDULE 4 – BORROWINGS			
I. Borrowings in India			
(i) Reserve Bank of India		96,67	162,64
(ii) Banks		920,31	407,47
(iii) Institutions and agencies		806,04	655,02
	Total	1,823,02	1,225,13
II. Borrowings outside India		—	7,77
	Total	1,823,02	1,232,90

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 5 – OTHER LIABILITIES AND PROVISIONS			
I.	Bills Payable	867,38	510,58
II.	Interest Accrued	416,89	296,08
III.	Others *(including provisions)*	804,61	742,21
IV.	Proposed Dividend *(includes tax on dividend for the previous year)*	70,34	53,69
	Total	2,159,22	1,602,56

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 6 – CASH AND BALANCES WITH RESERVE BANK OF INDIA			
I.	Cash in hand *(including foreign currency notes)*	112,85	57,39
II.	Balances with Reserve Bank of India in current accounts	1,098,32	928,96
	Total	1,211,17	986,35

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 7 – BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE			
I.	**In India**		
	(i) Balances with Banks :		
	(a) In current accounts	67,62	30,29
	(b) In other deposit accounts*	22,07	7,49
	Total	89,69	37,78
	(ii) Money at call and short notice :		
	(a) With banks	144,42	166,07
	(b) With other institutions	—	75,00
	Total	144,42	241,07
	Total	234,11	278,85
II.	**Outside India**		
	(i) In current accounts	57,59	1
	(ii) Money at call and short notice	1,955,32	1,357,20
	Total	2,012,91	1,357,21
	Total	2,247,02	1,636,06

Represents deposit with NABARD under the Rural Infrastructure Development Fund (RIDF) Deposit Scheme. This deposit is eligible for priority sector lending.

Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

	As at 31-03-2002	As at 31-03-2001
SCHEDULE 8 – INVESTMENTS		
Investments in India in		
(i) Government securities	5,295,03	3,412,62
(ii) Other approved securities	11,84	11,94
(iii) Shares	145,18	197,13
(iv) Debentures and Bonds	5,106,82	2,578,10
(v) Joint Venture	89	89
(vi) Units and Others	1,444,26	944,46
Total	12,004,02	7,145,14

	As at 31-03-2002	As at 31-03-2001
SCHEDULE 9 – ADVANCES		
A. (i) Bills purchased and discounted	1,325,08	716,48
(ii) Cash Credits, Overdrafts and Loans repayable on demand	1,737,52	1,376,53
(iii) Term loans	3,751,12	2,543,65
Total	6,813,72	4,636,66
B. (i) Secured by tangible assets*	6,185,71	3,853,20
(ii) Covered by Bank/Government Guarantees	51,48	100,63
(iii) Unsecured	576,53	682,83
Total	6,813,72	4,636,66

** Including advances against Book Debts*

	As at 31-03-2002	As at 31-03-2001
C. Advances in India		
(i) Priority Sector	732,46	667,52
(ii) Public sector	910,69	505,14
(iii) Banks	188,34	446,99
(iv) Others	4,982,23	3,017,01
Total	6,813,72	4,636,66

(Advances are net of specific loan loss provisions)



(Rs. lacs)

SCHEDULE 10 – FIXED ASSETS

		As at 31-03-2002	As at 31-03-2001
A. Premises *(including Land)*			
Gross Block			
At cost on 31 March of the preceding year		129,60	103,62
Additions during the year		33,05	26,53
Deductions during the year		(9,47)	(55)
	Total	153,18	129,60
Depreciation			
As at 31 March of the preceding year		13,87	10,82
Charge for the year		4,25	3,58
On deductions during the year		(78)	(53)
	Total	17,34	13,87
Net Block		135,84	115,73
B. Other Fixed Assets *(including furniture and fixtures)*			
At cost on 31 March of the preceding year		274,33	193,04
Additions during the year		135,22	88,59
Deductions during the year		(5,65)	(7,30)
	Total	403,90	274,33
Depreciation			
As at 31 March of the preceding year		114,04	70,88
Charge for the year		63,32	48,17
On deductions during the year		(3,43)	(5,01)
	Total	173,93	114,04
Net Block		229,97	160,29
C. Assets on Lease *(Plant and Machinery)*			
Gross Block			
At cost on 31 March of the preceding year		43,83	43,83
	Total	43,83	43,83
Depreciation			
As at 31 March of the preceding year		9,17	6,98
Charge for the year		1,45	2,19
	Total	10,62	9,17
Lease Adjustment Account			
As at 31 March of the preceding year		20,94	15,05
Charge for the year		6,98	5,89
	Total	27,92	20,94
Unamortised cost of assets on lease		5,29	13,72
	Total	371,10	289,74

Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

			As at 31-03-2002	As at 31-03-2001
SCHEDULE 11 – OTHER ASSETS				
I.	Interest accrued		455,66	235,93
II.	Advance tax *(net of provision)*		29,51	37,36
III.	Stationery and stamps		34	56
IV.	Bond and share application money pending allotment		1,00	—
V.	Security deposit for commercial and residential property		72,34	86,16
VI.	Cheques in course of collection		405,53	437,13
VII.	Other assets		175,97	126,24
		Total	114,035	92,338
SCHEDULE 12 – CONTINGENT LIABILITIES				
I.	Claims against the Bank not acknowledged as debts		1,74	1,74
II.	Liability on account of outstanding forward exchange contracts		11,984,92	8,676,67
III.	Liability on account of outstanding derivative contracts		5,302,85	2,951,61
IV.	Guarantees given on behalf of constituents- in India		1,695,03	1,741,22
V.	Acceptances, endorsements and other obligations		944,41	1,171,82
VI.	Other items for which the Bank is contingently liable		399,00	468,00
		Total	20,327,95	15,011,06
SCHEDULE 13 – INTEREST EARNED				
I.	Interest/discount on advances/bills		623,93	493,17
II.	Income from investments		863,97	635,59
III.	Interest on balance with RBI and other inter-bank funds		213,96	130,58
IV	Others		1,13	12
		Total	1,702,99	1,259,46

(Rs. lacs)

			As at 31-03-2002	As at 31-03-2001
SCHEDULE 14 – OTHER INCOME				
I.	Commission, exchange and brokerage		164,48	134,11
II.	Profit on sale of investments		103,83	11,50
III.	(Loss) on sale of building and other assets		(81)	(60)
IV.	Profit on exchange transactions		39,14	25,25
V.	Miscellaneous income		26,61	15,27
		Total	333,25	185,53
SCHEDULE 15 – INTEREST EXPENDED				
I.	Interest on Deposits		915,52	639,03
II.	Interest on RBI/Inter-bank borrowings		132,85	94,76
III.	Other interest		25,37	19,96
		Total	1,073,74	753,75
SCHEDULE 16 – OPERATING EXPENSES				
I.	Payments to and provisions for employees		109,24	78,00
II.	Rent, taxes and lighting		57,75	43,41
III.	Printing & stationery		17,72	17,24
IV.	Advertisement and publicity		18,78	4,63
V.	Depreciation on Bank's property		69,02	53,94
VI.	Directors' fees, allowances and expenses		5	(74)
VII	Auditors' fees and expenses		22	21
VII.	Law charges		21	21
VIII.	Postage, telegram, telephone etc.		37,06	30,82
IX.	Repairs and maintenance		34,72	24,17
X.	Insurance		8,36	6,23
XI.	Other Expenditure*		64,82	51,47
		Total	417,95	309,59

** Other expenditure, inter alia, includes professional fees, travel and hotel charges, entertainment, Registrar and Transfer agency fees and system management fees.*



Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 17 – PROVISIONS AND CONTINGENCIES			
I.	Income tax	128,34	104,94
II.	Wealth tax	18	25
III.	Loan loss provision	85,77	52,96
IV.	Depreciation and amortisation on investments	19,16	13,38
V.	Others	14,06	—
	Total	247,51	171,53

(Rupees)

	2001-2002	2000-2001
SCHEDULE 18 – EARNINGS PER EQUITY SHARE		

Annualised earnings per equity share have been calculated based on the net profit after taxation of **Rs. 297,04 lacs** (previous year: Rs. 210,12 lacs) and the average number of equity shares in issue during the year of **26,98,84,245** (previous year : 24,32,79,132)

Following is the reconciliation between basic and diluted earnings per equity share :

	2001-2002	2000-2001
Basic earnings per share	11.01	8.64
Effect of potential equity shares for stock options and subordinated debt	(0.72)	(0.66)
Diluted earnings per share	10.29	7.98

Basic earnings per equity share has been computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period as per details given below:

	2001-2002	2000-2001
Weighted average number of equity shares used in computing basic earnings per equity share	26,98,84,245	24,32,79,132
Effect of potential equity shares for stock options outstanding and subordinated debt	3,08,35,755	3,13,22,314
Weighted average number of equity shares used in computing diluted earnings per equity share	30,07,20,000	27,46,01,446

	For the year	
	2001-2002	2000-2001

SCHEDULE 19 - NOTES APPENDED TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH, 2002.

1. Capital Adequacy Ratio

The Bank's capital adequacy ratio, calculated in accordance with RBI guidelines, is as follows:

	2001-2002	2000-2001 (Rs lacs)
Tier 1 Capital	1,692,46	912,89
Tier 2 Capital	487,16	252,79
Total Capital	2,179,62	**1,165,68**
Total risk weighted assets and contingents	15,652,17	10,510,19
Capital ratios		
Tier 1	10.81%	8.69%
Total capital	13.93%	11.09%

2. Business ratios/information

	2001-2002	2000-2001
Interest income as a percentage of working funds[1]	8.46%	9.69%
Net interest income as a percentage of working funds	3.12%	3.89%
Non-interest income as a percentage of working funds	1.65%	1.43%
Operating profit[2] as a percentage of working funds	2.61%	2.83%
Return on assets *(average)*	1.48%	1.62%
Business[3] per employee (Rs. lacs)	7,78	6,43
Profit per employee[4] (Rs. lacs)	9.75	8.61
Percentage of net Non Performing Assets[5] to customer assets[6]	0.30%	0.29%
Percentage of net Non Performing Assets to net advances[7]	0.50%	0.45%

Definitions:

1. *Working funds is the daily average of total assets during the year.*
2. *Operating profit = (Interest income + other income – interest expense – operating expense – depreciation on investments)*
3. *Business is the total of net advances and deposits.*
4. *Productivity ratios are based on average employee numbers.*
5. *Net NPAs are non performing assets net of interest in suspense and specific provisions.*
6. *Customer assets include gross advances (but net of specific provisions), credit substitutes like debentures, commercial paper and unamortised cost of assets leased out.*
7. *Net advances are net of bills rediscounted and specific loan loss provision.*

3. American Depository Shares (ADS)

The Bank listed its stock in the form of American Depository Shares (ADS) on the New York Stock Exchange on 20 July, 2001 at a price of USD 13.83 per ADS. Each ADS represents 3 equity shares. The issue size was USD 150 million plus a green shoe over allotment option of 15% (USD 22.5 million) which was exercised. Net of issue expenses, the Bank received USD 165.6 million. Consequent to this issue, the share capital of the Bank has increased by Rs. 37,42 lacs and the reserves of the bank have increased by Rs. 742,92 lacs as share premium after charging off issue related expenses.

4. Employees Stock Option Scheme

On 8 February, 2002, the Bank granted 1,406,900 options to employees under the Plan at an option price of Rs. 226.96 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 1.91 higher than the closing quoted market price on the date of the grant; accordingly, no stock based compensation arose on these grants.

5. Reserves and Surplus

General Reserve

The Bank has made an appropriation from the Profit and Loss Account balance of Rs. 28,88 lacs in respect of earlier years and Rs. 29,71 lacs out of profits for the year ended 31 March, 2002 to General Reserve pursuant to Companies (Transfer of Profits to Reserves) Rules, 1975.

Investment Fluctuation Reserve

In an effort to create a need for banks to follow prudent policy for utilising gains realised on sale of investments, the Reserve Bank of India *vide its circular no. DBOD.BP.BC.57/21.04.048/2001-02 dated January 10, 2002* issued guidelines on the need to appropriate a minimum of 5% of the investment portfolio to an investment fluctuation reserve over a period of five years. Pursuant to these guidelines, the Bank has transferred to an investment fluctuation reserve an amount equivalent to 2% of the Bank's investment portfolio.

Debenture Redemption Reserve

Pursuant to Section 117C (1) of the Companies Act as amended by Companies (Amendment) Act, 2000, companies, including banking companies, need to create debenture redemption reserve for the redemption of debentures issued after the commencement of this Act. The Bank issued the third tranche of subordinated debt aggregating Rs. 50 crores on 23 March, 2001. Consequently, the Bank has created debenture redemption reserve of Rs. 973 lacs based on straight line amortisation over the term of the debenture.

6. Subordinated Debt

Subordinated debt outstanding as at 31 March, 2002 is a long-term unsecured non-convertible debt aggregating **Rs. 200 crores** (previous year: Rs. 200 crores). This debt is subordinate to present and future senior indebtedness of the Bank and qualifies as Tier 2 risk-based capital under the RBI's guidelines for assessing capital adequacy. Based on the balance term to maturity as at 31 March, 2001, only 60% of the book value of subordinated debt is considered as Tier 2 capital for the purpose of capital adequacy computation.

Conversion clause

Of the outstanding amount of debt, Rs. 150 crores principal amount of subordinated debt issued to certain Government owned Indian financial institutions consists a clause, wherein, in the event of a default in payment of interest or principal, the primary lender shall have the right to convert, at its option, up to the whole of the outstanding amount of interest, principal, not exceeding 20% of such outstanding amount, whichever is lower, into fully paid equity shares at an exercise price equal to the par value of such shares. These provisions are commonly found in loan agreements of this nature. The Bank has never missed any payment on this debt or on any other debt. If the Bank were to default on all such debt and be obligated to issue the maximum number of shares on the basis of the amount outstanding and interest payable till 31 March, 2002, such amount would approximately be 296 lac shares.

7. Other liabilities

Others in other liabilities include general loan loss provisions of **Rs. 117,34 lacs** (previous year: Rs. 92,59 lacs)

8. Dividend paid on shares issued on exercise of stock options

As per the Employees Stock Option Scheme approved by the shareholders of the Bank in January 2000, the shares issued on exercise of such options would be eligible only for a pro-rata dividend in the year of issuance.

In February 2000, the Securities Exchange Board of India (SEBI) issued a directive to the National Securities Depository Limited (NSDL) to allot not more than one ISIN number for a company whose shares are being traded compulsorily in dematerialised form by all investors.

Unable to segregate those shares which were issued and allotted on exercise of stock options because of the SEBI's directive, the Bank paid full dividend of Rs. 2 per share for the year ended March 2001 even on the shares issued and allotted on 31 March, 2001 pursuant to the exercise of the stock options. This payment is subject to shareholders' approval in the ensuing general meeting.

9. Investments

- Investments as at 31 March, 2002 include securities held under reverse repurchase options of **Rs. 282,35 lacs** (previous year Rs. 172,98 lacs).
- Other investments include commercial paper of **Rs. 1,196,18 lacs** (previous year: Rs. 867,97 lacs).
- Summary of investment portfolio

(Rs. lacs)

	31 March, 2002	**31 March, 2001**
Gross value of investment	12,010,47	7,154,24
Depreciation in the value of investment	6,45	9,10
Net book value	12,004,02	7,145,14

Book value of equity shares and units is restated at market value, if the year end valuation requires a mark down in that category.

10. Advances

Advances are net of specific loan loss provisions, interest in suspense and bills rediscounted.

11. Other Assets

Other assets include deferred tax asset of Rs. 30,73 lacs. The period break up of the same is as follows:

(Rs. lacs)

Deferred tax asset	**31 March, 2002**
Previous years'	**16,35**
For the year 2001-2002	**14,38**
Total	**30,73**

12. Interest Income

Interest income under the sub-head income from investments includes dividend received during the year on units, equity and preference shares amounting to **Rs. 37,14 lacs** (previous year: Rs. 32,39 lacs)

13. Interest Expense

Other interest expense represents interest on subordinated debt.



14. Commission, Exchange and Brokerage Income

Commission, Exchange and Brokerage income includes lease rentals net of equalisation charge and is also net of correspondent bank charges and brokerage paid on purchase and sale of investments.

15. Miscellaneous Income includes **Rs. 24,97 lacs** (previous year: Rs. 14,60 lacs) pertaining to derivative transactions.

16. Income taxes

The income tax expense comprises the following:

	(Rs. lacs) **31 March, 2002**
Current income tax expense	**142,72**
Deferred income tax expense (benefit)	**(14,38)**
Income tax expense	**128,34**

The following is the reconciliation of estimated income taxes at the statutory income tax rate to income tax expense as reported:

	(Rs. lacs) **31 March, 2002**
Net income before taxes	**425,38**
Effective statutory income tax rate	**35.7%**
Expected income tax expense	**151,86**
Adjustments to reconcile expected income tax to actual tax expense:	
Permanent differences:	
Income exempt from taxes	**(28,44)**
Other, net	**5,33**
Effect of change in statutory tax rate	**(41)**
Income tax expense	**128,34**

The tax effects of significant temporary differences are as follows:

	(Rs. lacs) **31 March, 2002**
Tax Effect of:	
Deductible temporary differences:	
Provision for loan losses	**23,03**
Deferred tax asset	**23,03**
Taxable temporary differences:	
Property and equipment	**(8,08)**
Other, net	**(57)**
Deferred tax liability	**(8,65)**
Net deferred tax asset	**14,38**

Management believes that the realisation of the recognised deferred tax assets is more likely than not based on expectations as to future taxable income.

17. Maturity pattern of key assets and liabilities

As at 31 March, 2002 (Rs. lacs)

	1-14 days	15-28 days	29 days to 3 months	Over 3 months to 6	Over 6 months to 12 months	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans and Advances	1,685,96	568,67	2,040,61	960,37	192,03	1,320,74	301,46	82,88	7,152,72
Investments	1,302,71	426,58	1,844,74	827,71	1,683,81	3,907,83	799,49	928,80	11,721,67
Deposits	1,781,74	546,99	1,413,45	1,150,82	3,636,01	8,590,37	529,64	4,79	17,653,81
Borrowings	1,658,95	13,45	42,51	105,12	1,00	—	1,99	—	1,823,02
Foreign currency assets	284,18	39,35	47,55	74,76	15,25	—	—	—	461,09
Foreign currency liabilities	26,70	8,93	42,68	90,19	161,35	440,88	4	—	770,77

- Assets and liabilities are classified as per the guidelines issued by the Reserve Bank of India.
- Advances are gross of bills rediscounted.
- Investments are net of reverse repurchase options.
- Foreign currency assets do not include those assets which have been swapped out of rupee funds and hence these are placed in the domestic currency maturity profile.

18. Lending to sensitive sectors

(Rs. lacs)

	As at 31 March, 2002	As at 31 March, 2001
Capital Market Sector*	63,95	174,80
Real Estate Sector	6,82	15,13
Commodities Sector	152,00	49,28
Total	222,77	239,21

* Lending to capital market sector represents loans, the recoverability of which is sensitive to capital market fluctuations. The above does not include advances to individuals against collateral of shares for personal purposes like education, housing, consumption etc. of **Rs. 273,26 lacs** (previous year: Rs. 305,29 lacs) in line with the guidelines issued by the Reserve Bank of India vide its circular DBOD.BP.BC.119/21.04.137/2000-2001.

19. Financing of equities and investments in shares

(Rs. lacs)

	As at 31 March, 2002	As at 31 March, 2001
Equity shares	18,62	36,89
Convertible bonds & debentures	—	—
Preference shares	127,45	161,13
Equity linked units	—	1,61
Advance against shares	316,00	458,09
Margin trading	—	—
Total	462,07	**657,72**

Advance against shares includes advances to individuals for personal purposes, like education, housing, consumption etc., against security of shares of Rs. 273,26 lacs (previous year Rs. 305,29 lacs) which should be excluded for reckoning the Bank's aggregate exposure by way of financing of equities.

Schedules to the Accounts - *(Contd.)*

20. Movements in NPAs (funded)

Gross NPAs	2001-2002	(Rs. lacs) 2000-2001
As at 1 April	146,79	**121,83**
Additions during the year	91,19	39,62
Deductions during the year	15,12	14,66
As at 31 March	**222,86**	**146,79**
Provisions		
As at 31 March	126,09	**84,86**
Additions during the year	85,40	50,49
Deductions during the year	22,99	9,26
As at 31 March	**188,50**	**126,09**
Net NPAs as at 31 March	34,36	**20,70**

21. Movement in provisions for depreciation on investments:

	(Rs. lacs)
As at 1 April, 2001	**9,10**
Add: Provisions made during the year	5,18
Less: Write-off, write back of excess provision during the year	7,83
As at 31 March, 2002	**6,45**

22. Chairman's appointment

Mr. Jagdish Capoor was appointed as a part time Chairman of the Bank with effect from 6 July, 2001 until 5 July, 2004. His appointment for the said period would require the approval of the shareholders in the ensuing general meeting.

23. Related Party Transactions

As per AS-18 issued by the Institute of Chartered Accountants of India, the Bank's related parties in terms of AS-18 are disclosed below:

List of related parties:

Promoter

Housing Development Financial Corporation Ltd. (HDFC Ltd.)

Enterprises under common control of the promoter

HDFC Asset Management Company Ltd.
HDFC Developers Ltd.
HDFC Investments Ltd.
GRUH Finance Ltd.
Intelenet Global Services Ltd.
HDFC Standard Life Insurance Co. Ltd.
HDFC Holdings Ltd.
HDFC Trustee Co. Ltd.
HDFC Realty Ltd.
Credit Information Bureau of India Ltd.

Associates

Computer Age Management Services Pvt. Ltd.
Net Savvy Solutions Ltd.
HDFC Securities Limited
Acsys Software (India) Private Ltd.
Softcell Technologies Ltd.

Key Management Personnel

Aditya Puri, Managing Director

Others

Salisbury Investments Pvt. Ltd.

The Bank's related party balances and transactions are summarised as follows:

Name of the related party	Nature of transactions
HDFC Limited	Loan to HDFC. The Bank has obtained regulatory approval to maintain a loan to HDFC Ltd. for Rs. 3750 lacs that was originally made by and acquired from Times Bank Ltd. The loan is due to mature in 2004. The Bank earned an interest of Rs. 347 lacs from the said loan. Others The Bank paid Rs. 83 lacs towards rent, maintenance and service charges. The Bank has paid Rs. 2 lacs as deposits to secure leased property
HDFC Asset Management Company Ltd. (HDFC AMC)	HDFC AMC provided discretionary portfolio management services to the Bank. The Bank incurred expense of Rs.3 lacs for services rendered by the AMC.
HDFC Standard Life	The bank borrowed money in call from HDFC Standard Life. The maximum amount of monies borrowed as call money was Rs. 60 lacs. The Bank paid interest of Rs. 0.01 lacs.
HDFC Securities Limited (HSL)	HSL provided sales assistance to the Bank The Bank has paid Rs. 87 lacs for sales assistance provided by HSL. Rent and maintenance charges paid to HSL were Rs. 32 lacs. Charges for services rendered to HSL were Rs. 16 lacs. Capital advances made or fixed assets purchased were Rs. 75 lacs.
Computer Age Management Services Pvt. Ltd. (CAMS)	The Bank paid Rs. 6 lacs towards services rendered by CAMS.
Acsys Software (India) Private Ltd. (ACSYS)	The Bank paid Rs. 4 lacs to ACSYS for services rendered.
Net Savvy Solutions Ltd.	The Bank paid Rs. 32 lacs for services utilised and Rs. 43 lacs towards capital assets purchased or as capital advances made.
Softcell Technologies Ltd.	The Bank paid Rs. 61 lacs for services utilised and Rs. 382 lacs for capital assets purchased or as capital advances made.
Managing Director	Remuneration includes basic, allowances, bonus, reimbursements and perquisites (valued as per tax rules) : Rs 99 lacs Outstanding loan amount: Rs 50 lacs. Interest earned Rs. 1 lac. Rent paid Rs. 1.27 lacs.
Salisbury Investments Pvt. Ltd.	Security deposit for residential accomodation Rs. 2,10 lacs and Rs. 5.4 lacs as rent paid.

Amounts due to (from) related parties: (Rs. lacs)

Name of the Related Party	Amounts Payable	Amounts Recoverable
Softcell Technologies Ltd.	4	–
HDFC Securities Limited (HSL)	3	1
Computer Age Management Services Pvt. Ltd. (CAMS)	1	–

24. Segment reporting

The Bank operates in three segments: wholesale banking, retail banking and treasury services. (See Principal Accounting Policy B10).

Summary of the three operating segments of the Bank are: (Rs. lacs)

	Wholesale	Retail	Treasury	Unallocated	Year ended 31 March, 2002
Revenue					
Segment Revenue	1,606,45	1,487,44	405,41	—	3,499,30
Less: Inter-Segment Revenue	—	—	—	—	1,463,06
Total	**1,606,45**	**1,487,44**	**405,41**	—	**2,036,24**
Result					
Segment Result	207,80	104,92	112,66	—	425,38
Income tax	—	—	—	(142,72)	(142,72)
Deffered Tax	—	—	—	14,38	14,38
Total Result	**207,80**	**104,92**	**112,66**	**(128,34)**	**297,04**
Capital Employed					
Segment assets	15,553,24	5,211,98	2,504,86	517,30	23,787,38
Segment liabilities	(8,031,63)	(11,532,87)	(1,722,46)	(2,500,42)	(23,787,38)
Net Segment assets	**7,521,61**	**(6,320,89)**	**782,40**	**(1,983,12)**	—
Other information					
Capital Expenditure	22,33	119,04	26,90	—	168,27
Depreciation	13,21	47,10	8,71	—	69,02

25. Derivatives :

Interest Rate Swaps: (Rs. lacs)

Notional Principal	Rupee IRS Foreign Currency IRS	3,593,00 387,96
Fair Value	Rupee IRS Foreign Currency IRS	(2,29) 69
Default Risk	Rupee IRS Foreign Currency IRS	8,66 2,89
Market Risk	In case of a 1 basis point change in the interest rates there will be a negative impact of Rs. 1 lac in the case of Rupee IRS and Rs. 4 lacs in the case of Foreign Currency Swaps.	
Collateral	As per prevailing market practice, collateral is not insisted upon from the counter party.	
Credit Risk Concentration	77% of the total default risk is in the banking industry.	
Accounting Policy	Interest rate swaps are reported as off balance sheet exposures. The swaps are bifurcated as trading or hedged swaps. Trading swaps are valued with the resulting unrealised loss being provided for in the Profit & Loss account. Gain, if any, being unrealised is ignored. Hedged swaps are accounted for on an accrual basis.	

The above excludes interest rate swaps embedded in cross currency interest rate swaps. Notional value of such swaps is **Rs. 424,21 lacs.**

There were no Forward Rate Agreements (FRAs) outstanding as at 31 March, 2002.

26. Comparative figures

Figures for the previous year have been regrouped wherever necessary to conform with the current year's presentation.

PRINCIPAL ACCOUNTING POLICIES

A BASIS OF PREPARATION

The financial statements are prepared on the historical cost convention, on the accrual basis of accounting, and conform to statutory provisions and practices prevailing within the banking industry in India.

B SIGNIFICANT ACCOUNTING POLICIES

1. Investments

In accordance with the Reserve Bank of India guidelines, Investments are classified into "Held for trading", "Available for sale" and "Held to maturity" categories (hereafter called "categories"). However, for disclosure in the Balance Sheet, these are classified under six groups (hereafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries/Joint ventures and Other Investments.

Brokerage, Commission etc. paid at the time of acquisition, is charged to revenue.

Broken period interest on debt instruments is treated as a revenue item.

Cost of investments is based on the weighted average cost method.

Basis of classification :

Securities that are held principally for resale within 90 days from the date of purchase are classified as "Trading".

Investments that the Bank intends to hold to maturity are classified as "Held to maturity". These are carried at acquisiton cost, unless acquired at a premium, which is amortised over the period remaining to maturity.

Securities which are not classified in the above categories, are classified as "Available for Sale".

An investment is classified as Held for Trading, Available for Sale and Held to Matuity at the time of its purchase.

Valuation :

- Held for trading
  Each scrip in this category is revalued at the market price or fair value and only the net depreciation of each group in this category is recognised in the profit and loss account.

- Held to maturity
  These are carried at their acquisition cost and not marked to market. Any premium on acquisition is amortised over the balance maturity of the security.

- Available for sale
  For investments classified as available for sale, depreciation/appreciation for each group as disclosed in the balance sheet is aggregated. Net appreciation, if any, for each category is ignored, net depreciation is recognised in the profit and loss account.

The valuation of investments is made in accordance with the Reserve Bank of India's guidelines.

2 Advances

Advances are recognised as non-performing based on RBI guidelines. Interest on non-performing advances is credited to an interest suspense account and not recognised in the profit and loss account until received.

Specific loan loss provisions in respect of non-performing advances are made based on management's assessment of the degree of impairment of the advances, subject to the minimum provisioning level prescribed in RBI guidelines.

The Bank also maintains general provisions to cover potential credit losses which are inherent in any loan portfolio but, not yet identified. These general provisions are linked to projected delinquencies for retail loans and other advances managed on a product program basis. For corporate standard assets, general provisions are determined having regard to overall portfolio quality, asset growth, economic conditions and other risk factors.

3 Fixed assets and depreciation

Fixed assets are capitalised at cost. Cost includes cost of purchase and all expenditure like site preparation, installation costs, professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only where it increases the future benefit/ functioning capability from/of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight line basis. The rates of depreciation for certain key fixed assets used in arriving at the charge for the year are:

- Improvements to lease hold premises are charged off over the primary period of lease.
- VSATs at 10% per annum
- ATMs at 12.5% per annum
- Office equipment at 16.21% per annum
- Computer hardware at 33.33% per annum
- Motor cars at 25% per annum
- Software and System development expenditure 25% per annum
- Assets at residences of executives of the Bank at 25% per annum
- Items costing less than Rs 5,000/- are fully depreciated in the year of purchase
- All other assets are depreciated as per the rates specified in Schedule XIV of the Companies Act, 1956.

4 Transactions involving foreign exchange

Foreign currency assets and liabilities are translated at the balance sheet date at rates notified by the Foreign Exchange Dealers' Association of India (FEDAI).

Foreign exchange contracts (other than deposit and placement swaps) outstanding at the balance sheet date are revalued at rates notified by FEDAI and resulting profits or losses are included in the profit and loss account. Foreign exchange swaps "linked" to foreign currency deposits and placements are translated at the ruling spot rate at the time of swap. The premium/discount on the swap arising out of the difference in the exchange rate on the swap (spot) date and the maturity date of the underlying forward contract, is amortised over the period of the swap and the same is recognised as interest income/ expense.

Contingent liabilities at the balance sheet date on account of outstanding foreign exchange contracts are reported at contracted rates.

Income and expenditure items are accounted for at exchange rates ruling on the date of the transaction.

5. Lease accounting

Lease income is recognised based on the Internal Rate of Return method over the primary period of the lease and accounted for in accordance with the AS-19 issued by the Institute of Chartered Accountants of India (ICAI).

6. Retirement Benefits

Gratuity

The Bank provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees and managed by the Life Insurance Corporation of India ("LIC") for an amount notified by the LIC. The Bank accounts for the liability for future gratuity benefits based on an external actuarial valuation carried out annually.

Superannuation

Employees of the Bank above a prescribed grade are entitled to receive retirement benefits under the Bank's superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee's eligible annual salary to the LIC, who administer the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognises such contributions as an expense in the year incurred.

Provident fund

In accordance with law, all employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of employee's salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees. The Bank has no liability for future provident fund benefits other than its annual contribution, and recognises such contributions as an expense in the year incurred.

The Bank does not have a policy of providing Leave Encashment to its employees.

7. Fees and commission income

Fees and commission income is recognised when due, except for guarantee commission which is recognised over the period of the guarantee.

8. Income tax

Income tax comprises the current tax provision and the net change in the deferred tax asset or liability in the year. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognised subject to management's judgement that realisation is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the income statement in the period of enactment of the change.

9. Earnings per share

The Bank reports basic and diluted earnings per equity share in accordance with AS-20, *Earnings Per Share*. Basic earnings per equity share has been computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period.

10. Segment Information – Basis of preparation

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

The wholesale banking segment provides loans and transaction services to corporate and institutional customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from commercial paper, debentures and bonds, interest earned on the cash float arising from transaction services, and fees from such transaction services and also trading operations on behalf of corporate customers in debt, foreign exchange and derivatives segment. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading. Revenues of the treasury services segment primarily consist of fees and gains or losses from trading operations.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments.

Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

11. Net Profit

The net profit in the profit and loss account is after provision for any depreciation in the value of investments, provision for taxation and other necessary provisions.

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors

Mumbai, 15 April, 2002



Cash Flow Statement for the year ended 31 March, 2002

(Rs lacs)

	2001-2002	2000-2001
Cash flows from operating activities		
Net profit before income tax	425,38	315,06
Adjustment for:		
Depreciation charge for the year *(including lease equalisation charge)*	76,00	59,83
Depreciation and amortisation of premia on investments	19,16	13,38
Loan Loss provisions	85,77	52,96
ESOS compensation expense/(lapsed)	(54)	(1,94)
Contingency provision	14,06	—
Loss on sale of fixed assets	81	60
	620,64	439,89
Adjustments for :		
(Increase) in Investments	(4,875,54)	(1,408,75)
(Increase) in Advances	(2,262,83)	(1,227,28)
(Decrease)/Increase in Borrowings	590,12	(195,84)
Increase in Deposits	5,995,70	3,230,39
(Increase) in Other assets net of opening deferred tax adjustment	(180,26)	(219,62)
Increase in Other liabilities and provisions	525,95	625,35
	413,78	1,244,14
Direct taxes paid	(148,70)	(142,68)
Net cash flow from operating activities	265,08	1,101,46
Cash flows from investing activities		
Purchase of fixed assets	(168,27)	(115,12)
Proceeds from sale of fixed assets	10,10	1,69
Long term investments	(2,50)	(1,49)
Net cash used in investing activities	(160,67)	(114,92)





Cash Flow Statement for the year ended 31 March, 2002 - *(Contd.)*

(Rs lacs)

	2001-2002	2000-2001
Cash flows from financing activities		
Proceeds from issue of shares abroad (net of underwriting commission Rs. 32,50 lacs)	780,34	—
Money received on exercise of stock options by employees	4,72	4,18
Proceeds from issue of subordinated debt	—	50,00
Dividend provided last year paid during the year	(53,69)	(35,95)
Net cash generated from financing activities	731,37	18,23
Net increase/(decrease) in cash and cash equivalents	835,78	1,004,77
Cash and cash equivalents at 1 April, 2001	2,622,41	1,617,64
Cash and cash equivalents as at 31 March, 2002	3,458,19	**2,622,41**

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors

Mumbai, 15 April, 2002

AUDITORS' CERTIFICATE

We have verified the above cash flow statement of HDFC BANK LIMITED which has been compiled from and is based on the audited financial statements for the years ended 31 March, 2002 and 31 March, 2001. To the best of our knowledge and belief and according to the informations and explanations given to us, it has been prepared pursuant to clause 32 of the Listing Agreement with The Stock Exchange, Mumbai.

For **S. B. Billimoria & Co.**
Chartered Accountants

Nalin M. Shah
Partner

Mumbai, 15 April, 2002

The following balance sheets, statements of income, statements of cashflows, statements of shareholders' equity have been extracted from US GAAP audited financial statements on which our independent auditors Deloitte Haskins & Sells have issued an unqualified report dated 15 April, 2002.

For the readers' convenience, we have also provided a reconciliation of net profit as reported in statutory financial statements prepared in accordance with Indian GAAP to the net income as determined in accordance with US GAAP.

By order of the Board

Vinod Yennemadi
Country Head - Finance,
Administration & Secretarial

Summarised US GAAP Financial Statements

BALANCE SHEETS

As of March 31, 2001 and 2002

	As of March 31,		
	2001	2002	2002
		(In millions)	
ASSETS:			
Cash and cash equivalents	Rs. 26,121.1	Rs. 34,590.6	US$ 708.4
Investments held for trading	—	3,837.6	78.6
Investments available for sale	69,928.9	80,320.6	1,644.9
Investments held to maturity	—	35,429.9	725.6
Securities purchased under agreements to resell	1,771.9	2,823.5	57.8
Loans, net	51,083.2	71,528.9	1,464.9
Accrued interest receivable	2,309.9	4,084.0	83.6
Property and equipment	2,760.2	3,658.1	74.9
Other assets	7,153.3	6,759.0	138.4
Total assets	Rs.161,128.5	Rs.243,032.2	US$ 4,977.1
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Liabilities			
Interest-bearing deposits	Rs. 88,021.3	Rs.134,336.3	US$ 2,751.1
Non-interest bearing deposits	28,559.8	42,201.8	864.3
Total deposits	116,581.1	176,538.1	3,615.4
Securities sold under repurchase agreements	315.0	643.9	13.2
Short-term borrowings	16,671.2	21,600.3	442.3
Accrued interest payable	2,963.7	4,178.5	85.6
Long-term debt	2,220.6	2,157.9	44.2
Accrued expenses and other liabilities	11,617.1	15,852.6	324.6
Total liabilities	150,368.7	220,971.3	4,525.3
Shareholders' equity:			
Equity shares: par value—Rs.10 each			
Authorized 300,000,000 and 450,000,000 shares; issued and outstanding 239,738,286 shares and 279,032,838 shares	2,397.3	2,790.3	57.1
Additional paid in capital	3,957.2	11,679.1	239.2
Retained earnings	2,997.6	4,684.8	96.0
Statutory reserve	1,538.3	2,280.9	46.7
Deferred stock based compensation	(63.7)	(198.2)	(4.1)
Accumulated other comprehensive income (loss)	(66.9)	824.0	16.9
Total shareholders' equity	10,759.8	22,060.9	451.8
Total liabilities and shareholders' equity	Rs. 161,128.5	Rs.243,032.2	US$ 4,977.1

See accompanying notes to financial statements

STATEMENTS OF INCOME

For each of the years ended March 31, 2000, 2001 and 2002

	Years ended March 31,			
	2000	2001	2002	2002
	(In millions, except per share amounts)			
Interest and dividend revenue:				
Loans	Rs. 2,687.3	Rs. 4,898.1	Rs. 6,130.7	US$ 125.6
Trading account	—	—	218.7	4.5
Securities, including dividend	3,667.8	6,355.9	7,947.7	162.7
Other	457.4	1,307.5	2,150.9	44.0
Total interest revenue	6,812.5	12,561.5	16,448.0	336.8
Interest Expense:				
Deposits	2,865.9	6,390.8	9,158.5	187.5
Short-term borrowings	682.6	947.1	1,328.1	27.2
Long-term debt	216.6	235.5	275.9	5.7
Total interest expense	3,765.1	7,573.4	10,762.5	220.4
Net interest revenue	3,047.4	4,988.1	5,685.5	116.4
Allowance for credit losses, net	455.9	247.0	451.6	9.2
Net interest revenue after allowance for credit losses	2,591.5	4,741.1	5,233.9	107.2
Non-interest revenue, net:				
Fees and commissions	780.6	1,302.1	1,620.5	33.2
Trading account	—	—	600.9	12.3
Realized gains (losses) on sales of securities, net	92.4	(74.2)	344.4	7.0
Foreign exchange transactions	170.6	252.5	391.4	8.0
Derivative transactions	38.4	146.0	249.7	5.1
Other, net	—	0.7	8.2	0.2
Total non-interest revenue, net	1,082.0	1,627.1	3,215.1	65.8
Net revenue	3,673.5	6,368.2	8,449.0	173.0
Non-interest expense:				
Salaries and staff benefits	438.6	918.5	1,184.6	24.3
Premises and equipment	358.0	656.5	913.8	18.7
Depreciation and amortization	285.3	538.8	675.7	13.8
Administrative and other	558.5	1,048.7	1,421.9	29.1
Total non-interest expense	1,640.4	3,162.5	4,196.0	85.9
Income before income tax	2,033.1	3,205.7	4,253.0	87.1
Income tax	642.3	1,065.1	1,294.6	26.5
Net income	Rs. 1,390.8	Rs. 2,140.6	Rs. 2,958.4	US$ 60.6
Per share information:				
Earnings per equity share–basic	Rs. 7.05	Rs. 8.97	Rs. 11.10	US$ 0.23
Earnings per equity share–diluted	Rs. 7.03	Rs. 8.87	Rs. 11.04	US$ 0.23
Per ADS information (where 1 ADS represents 3 shares):				
Earnings per ADS–basic	—	—	Rs. 33.30	US$ 0.69
Earnings per ADS–diluted	—	—	Rs.33.12	US$ 0.69

See accompanying notes to financial statements

Summarised US GAAP Financial Statements–(Contd.)

STATEMENTS OF CASH FLOWS

For each of the years ended March 31, 2000, 2001 and 2002

	Years ended March 31,			
	2000	2001	2002	2002
	(In millions)			
Cash flows from operating activities:				
Net income	Rs. 1,390.8	Rs. 2,140.6	Rs.2,958.4	US$ 60.6
Adjustment to reconcile net income to net cash provided by operating activities:				
Allowance for credit losses	455.9	247.0	451.6	9.2
Depreciation and amortization	285.3	538.8	675.7	13.8
Amortization of deferred stock based compensation	80.1	135.0	89.8	1.8
Amortization of deferred acquisition costs	3.7	14.9	46.7	1.0
Amortization of investments	—	—	499.2	10.2
Provision for deferred income taxes	(106.1)	15.7	(105.6)	(2.2)
Accrued interest income	(1,181.2)	(688.7)	(1,774.1)	(36.3)
Net realized (gain) loss on sale of available for sale securities	(92.4)	74.2	(344.4)	(7.1)
Accrued interest expense	572.2	1,896.5	1,214.8	24.9
Loss on disposal of property and equipment, net	1.0	6.0	8.1	0.2
Net change in:				
Other assets	(230.2)	(1,933.8)	123.2	2.5
Other liabilities	1,598.9	4,328.7	4,340.9	89.0
Trading account assets	—	—	(3,837.6)	(78.6)
Net cash provided by operating activities	2,778.0	6,774.9	4,346.7	89.0
Cash flows from investing activities:				
Activity in available for sale securities:				
Purchases	(103,371.6)	(157,509.6)	(300,993.8)	(6,164.1)
Proceeds from sales	59,727.7	133,665.8	266,089.6	5,449.3
Maturities, prepayments and calls	21,601.2	12,430.5	25,514.1	522.5
Activity in held to maturity securities:				
Purchases	—	—	(45,908.5)	(940.2)
Maturities, prepayments and calls	—	—	10,213.3	209.2
Net change in repos and reverse repos	(1,775.9)	(2,463.4)	(722.7)	(14.8)
Increase in loans originated, net of principal collections	(7,905.9)	(15,271.7)	(20,897.3)	(428.0)
Additions to property and equipment	(469.3)	(1,150.7)	(1,682.6)	(34.5)
Proceeds from sale or disposal of property and equipment	33.6	16.9	101.0	2.1
Cash and equivalents taken over on acquisition of Times Bank Ltd.	2,418.9	—	—	—
Stamp duties paid on transfer of Times Bank Limited securities	(37.2)	—	—	—
Net cash used in investing activities	(29,778.5)	(30,282.2)	(68,286.9)	(1,398.5)
Cash flows from financing activities:				
Net increase in deposits	29,633.0	32,303.9	59,957.0	1,227.9
Net increase in short-term borrowings	10,255.9	936.5	4,929.1	100.9
Proceeds from issuance of long-term debt	173.5	595.6	—	—
Repayments of long-term debt (including debt assumed on the acquisition of Times Bank Limited in fiscal 2000)	(3,870.7)	(95.0)	(62.7)	(1.3)
Proceeds from issuance of equity shares and ADSs	1,857.0	57.0	8,114.9	166.2
Payment of dividends and dividend tax	(281.5)	(351.5)	(528.6)	(10.8)
Net cash provided by financing activities	37,767.2	33,446.5	72,409.7	1,482.9
Net change in cash flows	10,766.7	9,939.2	8,469.5	173.5
Cash and cash equivalents, beginning of year	5,415.2	16,181.9	26,121.1	534.9
Cash and cash equivalents, end of year	Rs. 16,181.9	Rs. 26,121.1	Rs. 34,590.6	US$ 708.4
Supplementary cash flow information:				
Interest paid	Rs. 3,152.6	Rs. 5,641.0	Rs.9,547.7	US$ 195.5
Income taxes paid	Rs. 761.7	Rs. 1,426.8	Rs. 1,487.0	US$ 30.5
Supplementary information on non cash transactions:				
Fair value of equity shares issued to acquire Times Bank Limited	Rs. 2,229.3	—	—	—
Net assets, other than cash and cash equivalents, acquired from Times Bank Limited	Rs. (189.6)	—	—	—

See accompanying notes to financial statements

STATEMENTS OF SHAREHOLDERS' EQUITY

For each of the years ended March 31, 2000, 2001 and 2002

	Number of equity shares	Equity share capital	Additional paid in capital	Retained earnings	Statutory reserve	Deferred stock based compen-sation	Accumulated other com-prehensive income (loss)	Total Share-holders equity
	(In millions, except for equity shares)							
Balance at April 1, 1999	194,624,700	Rs.1,946.3	Rs.191.6	Rs.924.6	Rs.507.4	Rs. —	Rs. (1.5)	Rs.3,568.4
Shares issued	20,027,300	200.2	1,656.8					1,857.0
Shares issued on acquisition of Times Bank Limited	23,478,261	234.8	1,789.0		205.5			2,229.3
Net income				1,390.8				1,390.8
Dividends, including dividend tax				(281.5)				(281.5)
Stock options issued			278.8			(278.8)		—
Amortization of deferred stock based compensation						80.1		80.1
Transfer to statutory reserve				(300.1)	300.1			—
Unrealized loss on available for sale securities, net							(100.8)	(100.8)
Balance at March 31, 2000	238,130,261	2,381.3	3,916.2	1,733.8	1,013.0	(198.7)	(102.3)	8,743.3
Shares purchased by EWT Plan (See Note 18)	(48,375)	(0.5)	(9.5)					(10.0)
Shares issued upon exercise of options	1,656,400	16.5	50.5					67.0
Net income				2,140.6				2,140.6
Dividends, including dividend tax				(351.5)				(351.5)
Amortization of deferred stockbased compensation						135.0		135.0
Transfer to statutory reserve				(525.3)	525.3			—
Unrealized gain on available for sale securities, net							35.4	35.4
Balance at March 31, 2001	239,738,286	2,397.3	3,957.2	2,997.6	1,538.3	(63.7)	(66.9)	10,759.8
Shares issued upon exercise of options	1,875,900	18.8	292.7					311.5
Shares issued as ADSs upon IPO in the United States (See Note 19)	37,418,652	374.2	7,429.2					7,803.4
Net income				2,958.4				2,958.4
Dividends, including dividend tax				(528.6)				(528.6)
Amortization of deferred stock based compensation						(134.5)		(134.5)
Transfer to statutory reserve				(742.6)	742.6			—
Unrealized gain on available for sale securities, net							890.9	890.9
Balance at March 31, 2002	279,032,838	Rs.2,790.3	Rs.11,679.1	Rs.4,684.8	Rs.2,280.9	Rs.(198.2)	Rs.824.0	Rs.22,060.9
Balance at March 31, 2002	279,032,838	US$57.1	US$239.2	US$96.0	US$46.7	US$(4.1)	US$16.9	US$451.8

See accompanying notes to financial statements



Reconciliation of net profit/income as per Indian GAAP and US GAAP		
		(In Rs million)
Particulars	Results for the year ended 31/03/2002	Results for the year ended 31/03/2001
Net profit as per Indian GAAP	**2,970.4**	**2,101.2**
Adjustments to:		
Investments	(379.3)	(55.4)
Loan loss provsions	406.1	282.5
Affiliates	18.2	(17.0)
Stock options	(89.8)	(142.7)
Deferred tax	(11.2)	(15.7)
Others	44.0	(12.3)
Net income as per US GAAP	**2,958.4**	**2,140.6**

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of
HDFC Bank Limited

We have examined the compliance of conditions of corporate governance by **HDFC Bank Limited** for the year ended on 31st March, 2002 as stipulated in clause 49 of the Listing Agreement of the said Bank with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of corporate governance as stipulated in the abovementioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India, we have to state that no investor grievance is pending for a period exceeding one month against the Bank as per the records maintained by the Shareholders and Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the Management has conducted the affairs of the Bank.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

Nalin M. Shah
Partner

Mumbai, 19 April, 2002


HDFC BANK

Corporate Governance - *(Contd.)*

HDFC Bank has always believed in providing services without compromising on integrity and regulatory compliances through transparency in all dealings with strong emphasis on Corporate Governance which is an important instrument for investors protection. This section, besides, being a compliance of the requirement of listing agreements with the Stock Exchanges, gives an insight into the constitution and functions of the organisational structure through which the Bank functions. The essential elements of Corporate Governance are fairness, transparency, accountability and responsibility to which the Bank continues to remain committed.

BOARD OF DIRECTORS

The composition of the Board of Directors is governed by the Banking Regulation Act, 1949. Mr. Jagdish Capoor has been appointed as Chairman of the Bank with effect from 6 July, 2001 for a period of three years. The Board has a strength of 10 Directors (as on 31 March, 2002).

The Board consists of eminent persons with considerable professional expertise and experience in banking, finance and other fields as specified in the said Act. As required by law, the Board also has two Directors viz. Dr. (Mrs.) Amla Samanta and Dr. Venkat Rao Gadwal with specialised knowledge and experience in the small scale industry and agricultural sectors respectively.

Two Directors Mr. D. M. Satwalekar and Mr. K. M. Mistry represent the HDFC Group (the promoters) on the Board of the Bank. Two Directors Mr. Anil Ahuja and Mr. Arnold Chavkin have been nominated on the Board by the strategic investors. viz. The India Private Equity Fund (Mauritius) and Indocean Financial Holding Ltd. Mr. Vineet Jain represents the Bennett and Coleman Group.

- All Directors other than Mr. Aditya Puri, Managing Director are non-executive Directors on the Board.
- All Directors other than Mr. Aditya Puri, Managing Director and Mr. Keki Mistry, Managing Director of the promoter company, Housing Development Finance Corporation Limited are Independent Directors.
- Other than the transactions entered into in the normal course of banking business, the Bank has not entered into any materially significant transactions with its promoters, directors, management or relatives etc. which could have a potential conflict of interest with the Bank.

REMUNERATION OF DIRECTORS:

Mr. Aditya Puri was re-appointed as Managing Director for a period of 3 years with effect from 30 September, 1999. The details of the remuneration payable to the Managing Director are:

- Salary : Rs. 2,25,000/- p.m.
- Allowances –
  Entertainment : Rs. 5,000/- p.m.
  <u>Other Allowances</u>
  Servants/Gardeners : Rs. 2,500/- p.m.
  Soft Furnishing : Rs. 2,500/- p.m.
  Books & Periodicals : Rs. 1,000/- p.m.
  Club Fees : For 2 clubs
- Perquisites viz. gas & electricity, travelling/halting allowance/medical benefits : On actual basis.
- Performance related Bonus : 1999-2000 Rs. 24 lacs; 2000-2001 Rs. 27 lacs
- Housing accomodation : Bank's leased furnished accomodation.
- Car : i. Free use of Bank's car for official purposes.
  ii. Use of Bank's car for private purposes on payment of a suitable amount.
- Provident Fund : 12% of the basic salary
- Pension Fund : 15% of the basic salary.
- Gratuity : Half month's pay per year's service.
- 4,00,000 stock options have been granted under ESOS-I which will vest over the period of three years from 2 January, 2001.
- Other benefits : i. Personal accident insurance policy.
  ii. 30 days ordinary leave and 7 days sick leave every year.
  iii. Leave Fare Concession: Rs. 1,00,000/- p.a.

Corporate Governance - *(Contd.)*

Mr. Jagdish Capoor has been appointed as part time Chairman of the Bank with effect from 6 July, 2001. The professional fees payable to Mr. Capoor are Rs. 6 lacs per annum.

The remuneration of the Managing Director and the professional fees of the Chairman are approved by the Reserve Bank of India on the recommendation of the Board. Other Directors are paid only sitting fees of Rs. 5,000/- for each Board Meeting attended by them.

It is proposed to re-appoint Mr. Puri with effect from 30 September, 2002 for a period of 3 years subject to the approval of the Reserve Bank of India and the shareholders. The details relating to the revised remuneration proposed to be paid to Mr. Puri are furnished in the Notice convening the 8th Annual General Meeting.

BOARD MEETINGS:

- During the year under review, **eight** Board Meetings were held on 14 April, 2001; 1 June, 2001; 22 June, 2001; 31 July, 2001; 26 September, 2001; 22 October, 2001; 14 January, 2002 and 27 March, 2002.
- Details of attendance at the Board Meetings, directorship and membership in other companies for each director of the Bank are as follows:

Name of Director	Attendance at the Bank's Board Meeting	Directorship of other Indian Public Ltd. Co.	Members of Other Companies' Committees
Mr. Jagdish Capoor* *Chairman*	5	3	1
Mr. Aditya Puri *Managing Director*	8	Nil	Nil
Mr. D. M. Satwalekar	6	11	7
Mr. J. S. Baijal	6	3	Nil
Mr. K. M. Mistry	8	13	7
Dr. (Mrs.) Amla Samanta	7	Nil	Nil
Dr. V. R. Gadwal	8	Nil	Nil
Mr. Anil Ahuja	7	1	2
Mr. Vineet Jain	5	6	1
Mr. Arnold Chavkin	Nil	Nil	Nil
Mr. N. M. Munjee**	2	N.A.	N.A.

- *Mr. Jagdish Capoor has been appointed as Chairman of the Bank with effect from 6 July, 2001 for a period of 3 years and has attended all the meetings of the Board of Directors held after his appointment. Mr. Capoor is also the chairman of Bharatiya Reserve Bank Note Mudran Ltd. and Agricultural Finance Corporation Ltd. He is a director in Indian Hotels Co. Ltd.
- **Mr. Nasser Munjee has resigned as Director with effect from 21 September, 2001. Mr. Munjee attended two meetings of the Board of Directors.
- Dr. (Mrs.) Samanta is a director in Samanta Organics Pvt. Ltd. Dr. V. R. Gadwal is not a director in any other company.
- All Directors other than Mr. Nasser Munjee and Mr. Arnold Chavkin had attended the last Annual General Meeting held on 1 June, 2001.

COMMITTEES OF DIRECTORS:

The Board has constituted committees of directors to take informed decisions and to have involvement in the working of the Bank. These committees monitor the activities falling within their terms of reference. The Board's committees are as follows:

AUDIT & COMPLIANCE COMMITTEE:

The Audit & Compliance Committee constituted by the Bank consists of Mr. Jagdish Capoor, Mr. D. M. Satwalekar, Mr. Keki Mistry and Mr. Anil Ahuja. The Committee is chaired by Mr. Jagdish Capoor.

During the year the Committee held **five** meetings.

The terms of reference of the Audit & Compliance Committee are in accordance with paragraph C & D of Clause 49(II) of the Listing Agreement entered into with the Stock Exchanges and inter-alia includes the following:

a) Overseeing the Bank's financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

b) Recommending appointment and removal of external auditors and fixing of their fees;

c) Reviewing with management the annual financial statements with special emphasis on accounting


HDFC BANK

policies and practices, compliance with accounting standards and other legal requirements concerning financial statements; and

d) Reviewing the adequacy of the Audit and Compliance function, including their policies, procedures, techniques and other regulatory requirements.

COMPENSATION COMMITTEE:

The Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, consider grant of stock options to employees, reviewing compensation levels of the Bank's employees vis-a-vis other banks and industry in general. Mr. K. M. Mistry, Mr. Anil Ahuja, Dr. (Mrs.) Amla Samanta and Dr. V. R. Gadwal are the members of the Committee. The Committee is chaired by Mr. Keki Mistry.

During the year the Committee had one meeting.

SHARE COMMITTEE (SHAREHOLDERS AND INVESTORS' GRIEVANCE COMMITTEE):

The Share Committee approves and monitors transfers, transmission, splitting and consolidation of shares and bonds issued by the Bank and allotment of shares to the employees pursuant to the Employees Stock Option Scheme. The Committee also monitors redressal of complaints from shareholders relating to transfer of shares, non-receipt of Anuual Report, dividend, etc.

The Share Committee is chaired by Mr. Jagdish Capoor. The other members of the Committee are Mr. Aditya Puri and Mr. Keki Mistry.

The Committee met **thirteen** times during the year. The powers to approve share transfers and dematerialisation requests have also been delegated to the executives of the Bank to avoid delays that may arise due to non-availability of the members of the Share Committee. All the share transfer applications received upto 31 March, 2002 have been processed. The details of share transfers are reported to the Board of Directors.

During the year, the Bank received 173 complaints from shareholders which were resolved.

Further, no penalties or strictures were imposed on the Bank by any of the Stock Exchanges, SEBI or any statutory authority, on any matter related to capital markets, during last three years.

RISK MONITORING COMMITTEE:

The Risk Committee monitors the Bank's credit and market risk policies and procedures, approves and reviews dealing authorities/limits for the Bank's treasury operations and reviews its risk monitoring systems and risk reporting procedures. The Committee also ensures that the Bank's credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudently diversified.

The Committee consists of Mr. Anil Ahuja, Mr. D. M. Satwalekar and Mr. Aditya Puri. It is chaired by Mr. Anil Ahuja.

The Committee met **five** times during the year.

CREDIT APPROVAL COMMITTEE:

The Credit Approval Committee approves credit exposures which are beyond the powers delegated to the executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans.

The Committee comprises Mr. Jagdish Capoor, Mr. D. M. Satwalekar, Mr. Keki M. Mistry, Mr. Aditya Puri and Dr. (Mrs.) Amla Samanta.

The Committee is chaired by Mr. Jagdish Capoor and met **eleven** times during the year.

PREMISES COMMITTEE:

The Premises Committee approves purchase and leasing of premises for the use of Bank's branches and executives in accordance with the guidelines laid down by the Board. The Committee consists of Mr. Aditya Puri, Mr. K. G. Krishnamurthy, Advisor and Dr. (Mrs.) Amla Samanta.The Committee is chaired by Mr. Aditya Puri and met **six** times during the year.

COMMITTEES OF EXECUTIVES:

The Bank has also constituted committees of executives which meet frequently to discuss and take decisions on management of assets and liabilities (ALCO) and other operations, personnel matters etc.

Corporate Governance – (Contd.)

COMPOSITION OF COMMITTEES OF DIRECTORS AND THE ATTENDANCE AT THE MEETINGS

AUDIT & COMPLIANCE COMMITTEE	
Mr. Jagdish Capoor w.e.f. 6/7/2001	3
Mr. K. M. Mistry	5
Mr. Anil Ahuja	4
Mr. D. M. Satwalekar	4

PREMISES COMMITTEE	
Mr. Aditya Puri	6
Mr. K. G. Krishnamurthy, Advisor	6
Dr. (Mrs.) Amla Samanta	6

COMPENSATION COMMITTEE	
Mr. K. M. Mistry	1
Mr. Anil Ahuja	1
Dr. (Mrs.) Amla Samanta	1
Dr. V. R. Gadwal	1

RISK MONITORING COMMITTEE	
Mr. N. M. Munjee*	2
Mr. Aditya Puri	4
Mr. Anil Ahuja	5
Mr. D. M. Satwalekar**	–

CREDIT APPROVAL COMMITTEE	
Mr. Jagdish Capoor w.e.f. 22/10/2001	4
Mr. D. M. Satwalekar	5
Mr. K. M. Mistry	10
Mr. Aditya Puri	4
Dr. (Mrs.) Amla Samanta	8

SHARE COMMITTEE	
Mr. Jagdish Capoor w.e.f. 22/10/2001	6
Mr. K. M. Mistry	12
Mr. Aditya Puri	8
Mr. N. M. Munjee*	1

* Mr. N. M. Munjee resigned as Director of the Bank with effect from 21 September, 2001.
** Mr. D. M. Satwalekar has been inducted as a member of the Risk Monitoring Committee with effect from 27 March, 2002.

GENERAL BODY MEETINGS

	Date	Venue
7th AGM *	1 June, 2001	Nehru Centre Auditorium, Discovery of India Building, Worli, Mumbai 400 018
6th AGM **	19 May, 2000	Patkar Hall, SNDT Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400 020
EGM ***	1 January, 2000	- As above-
5th AGM	1 June, 1999	- As above-

* Five special resolutions were passed. No postal ballots were used/invited for voting.
** Two special resolutions were passed. No postal ballots were used/invited for voting.
*** Three special resolutions were passed. No postal ballots were used/invited for voting.


HDFC BANK

Corporate Governance - (Contd.)

MEANS OF COMMUNICATION:

The quarterly and half yearly unaudited financial results were published in Business Standard in English and Maharashtra Times/Mumbai Sakal in Marathi (regional language). The results were also displayed on the Bank's web site at www.hdfcbank.com.

FINANCIAL CALENDAR:

Financial year 1 April, 2001 to 31 March, 2002	
Board Meeting for considering of Accounts and recommendation of dividend	15 April, 2002
Posting of Annual Report	2 May, 2002 to 4 May, 2002
Book Closure dates	10 May, 2002 to 31 May, 2002
Last date of receipt of proxy forms	28 May, 2002
Date of 8th AGM	**30 May, 2002**
Dividend payment date	31 May, 2002
Probable date of dispatch of warrants	**31 May, 2002**
Board Meeting for considering unaudited results for first 3 quarters of FY 2002-03	By 25th day of the succeeding quarter.

LISTING ON STOCK EXCHANGES:

The shares of the Bank are listed on The Stock Exchange, Mumbai **(Stock Code 500180)**, National Stock Exchange of India Limited **(Stock Code HDFCBANK)**, The Stock Exchange, Ahmedabad **(Stock Code 00500)** and the New York Stock Exchange **(Stock Code HDB)**.

CATEGORIES OF SHAREHOLDERS:

AS ON 31 MARCH, 2002

Category	No. of Folios	No. of Shares	% age
Individuals	269749	52145332	18.532
Companies	2104	22584612	8.027
Promoters	3	68860000	24.473
ADS Issue	1	37414452	13.297
Chase group	2	32539800	11.564
FIIs, NRIs, OCBs	1261	52603309	18.695
Mutual Fund, Banks, FIs	173	15227108	5.412
TOTAL	273293	281374613*	100.000

* Of this 121867 folios representing 23,77,96,664 (84.512%) shares are in dematerialised form.

INVESTORS HELPDESK:

Share transfers, dividend payments and all other investor related activities are attended to and processed at the office of our Registrars and Transfer Agents. For lodgment of transfer deeds and any other documents or for any grievances/complaints kindly contact at the following address:-

Mrs. Valsa Sajan/Mr. Sachin Manve/Mr. Vikrant Deshmukh, MCS Limited, Registrars and Transfer Agents, Unit : HDFC Bank, Sri Venkatesh Bhavan, Plot No. 27, Road No. 11, MIDC Area, Andheri (East), Mumbai - 400 093.

Tel: 821 5235 /36/37 Fax: 835 0456.
Email: mcsmum@vsnl.com
Counter Timing: 10.00 A.M. to 4.00 P.M.
(Monday to Saturday)

Corporate Governance - *(Contd.)*

For the convenience of investors, transfers only upto 500 shares and complaints from the investors are accepted at the Bank's Registered Office at Sandoz House, Dr. Annie Besant Road, Worli, Mumbai-400 018.

Kindly contact **Investors Helpdesk** between 10.30 a.m. to 3.00 p.m. between Monday to Friday (except on Bank holidays).

Telephone: 495 1616 Extn.: 1116.
Fax: 495 1771
Email: investors.helpdesk@hdfcbank.com

Name of the Compliance Officer of the Bank:
Mr. Sanjay Dongre – Company Secretary
Telephone: 4988484

DISTRIBUTION OF SHAREHOLDING AS AT 31 MARCH, 2002

No. of Equity Shares held	Folio		Shares	
	Nos.	% age	Nos.	% age
upto 00500	266101	97.37	32913384	11.70
00501 to 01000	4353	1.59	3335271	1.19
01001 to 02000	1232	0.45	1817782	0.65
02001 to 03000	385	0.14	974363	0.35
03001 to 04000	209	0.08	740807	0.26
04001 to 05000	186	0.07	857751	0.30
05001 to 10000	353	0.13	2567921	0.91
10001 and above	474	0.17	238167334	84.64
Total	273293	100.00	281374613	100.00

SHARE PRICE / VOLUME

The monthly high and low quotation and the volume of Shares traded on NSE are as under

Month	Highest (Rs.)	Lowest (Rs.)	Volume of shares traded
April, 2001	250.00	215.00	1666793
May, 2001	244.70	220.50	1905526
June, 2001	234.70	197.10	2076023
July, 2001	235.80	199.55	2272853
August, 2001	239.00	226.20	1098994
September, 2001	238.90	184.10	1793889
October, 2001	238.00	195.00	1623922
November, 2001	233.00	215.20	2401814
December, 2001	236.00	214.00	1614200
January, 2002	254.00	220.05	1417421
February, 2002	255.00	220.00	2081812
March, 2002	241.40	228.55	1068562

SHARE PRICE CHART


275.00
250.00
225.00
200.00
175.00
150.00
125.00
100.00
PRICE (Rs.)
2750
2500
2250
2000
1750
1500
1250
1000
VOLUME (No. of Shares: '000)
April, 2001
May, 2001
June, 2001
July, 2001
August, 2001
September, 2001
October, 2001
November, 2001
December, 2001
January, 2002
February, 2002
March, 2002
Highest Rs.
Lowest Rs.
Volume of Shares traded

Branch Network - Cities Covered



Jammu and Kashmir
Himachal Pradesh
Punjab
Uttaranchal
Haryana
Rajasthan
Uttar Pradesh
Gujarat
Madhya Pradesh
Bihar
Jharkhand
West Bengal
Chattisgarh
Orissa
Maharashtra
Andhra Pradesh
Karnataka
Tamil Nadu
Kerela
Sikkim
Arunachal Pradesh
Assam
Nagaland
Meghalaya
Manipur
Tripura
Mizoram

1. Agra
2. Ahmedabad
3. Ambala
4. Amritsar
5. Aurangabad
6. Bangalore
7. Baroda
8. Bharuch
9. Bhavnagar
10. Bhopal
11. Bhubaneshwar
12. Calicut
13. Chandigarh
14. Chennai
15. Cochin
16. Coimbatore
17. Dahej
18. Daman
19. Delhi
20. Faridabad
21. Ghaziabad
22. Gurgaon
23. Hyderabad
24. Indore
25. Jaipur
26. Jallunder
27. Jamshedpur
28. Jodhpur
29. Kanpur
30. Kapurthala
31. Karad
32. Khanna
33. Kolhapur
34. Kolkata
35. Kota
36. Kottayam
37. Lucknow
38. Ludhiana
39. Madurai
40. Mangalore
41. Margao
42. Mohali
43. Mumbai
44. Mysore
45. Nagpur
46. Nashik
47. Navi Mumbai
48. Navsari
49. Noida
50. Pallakad
51. Panchkula
52. Panjim
53. Patalganga
54. Patiala
55. Phagwara
56. Ponda
57. Pune
58. Raipur
59. Rajkot
60. Rajpura
61. Ranchi
62. Ropar
63. Secunderabad
64. Siliguri
65. Silvassa
66. Surat
67. Thane
68. Trichur
69. Trichy
70. Trivandrum
71. Udaipur
72. Vasai
73. Vasco
74. Vijayawada
75. Virar
76. Vishakapatnam
77. Zirakpur


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ANNUAL REPORT 2001-02



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FinanceAsia

COUNTRY AWARDS

FOR ACHIEVEMENT

2 0 0 1

INDIA

Best Domestic Commercial Bank


HDFC BANK

Run by the dynamic Aditya Puri, HDFC Bank has long been the most favoured private sector bank in India. And while it is now facing more and more competition, Puri and his team continue to deliver outstanding results. What has been impressive has been the manner in which he has integrated Times Bank, and managed to bring the two cultures together to make sure the enlarged entity is as profitable and technology-focused as ever. It says a lot about the confidence many have in HDFC Bank, that when the Times deal was done, it was done as a stock swap, a rare thing in India, where family owners normally prefer cash. In this case, they were satisfied that to take the equity in the belief that management could continue to grow the franchise. This was also the [illegible] banking sector. And the results speak for themselves. In the [illegible]

Editor

EUROMONEY



EUROMONEY AWARDS FOR EXCELLENCE 2001

This is to certify that

HDFC Bank

has won the award for

Best Bank in India





Yet another year of satisfying performance at HDFC Bank achieved through People, Processes & Products


FOR HDFC BANK LTD.
S. B. DONGRE
VICE PRESIDENT (LEGAL)
& COMPANY SECRETARY

HDFC BANK

Notice

NOTICE is hereby given that the Eighth Annual General Meeting of the Members of HDFC Bank Limited will be held at Patkar Hall, S.N.D.T. Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400 020 on Thursday, 30 May, 2002 at 3.30 p.m. to transact the following business:

ORDINARY BUSINESS:

1. To consider and adopt the audited Balance Sheet as at 31 March, 2002 and Profit and Loss Account for the year ended on that date and Reports of the Directors and Auditors.
2. To declare dividend.
3. To appoint a Director in place of Dr. V. R. Gadwal who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Dr. (Mrs.) Amla Samanta who retires by rotation and being eligible offers herself for re-appointment.

SPECIAL BUSINESS:

5. To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution:

   "**RESOLVED THAT** pursuant to Article 161 (e) of the Articles of Association of the Bank Mr. Jagdish Capoor be and is hereby appointed as a Director of the Bank, not liable to retire by rotation."

   "**RESOLVED FURTHER THAT** pursuant to the approval of the Reserve Bank of India (RBI) under section 35B of the Banking Regulation Act, 1949 and the applicable provisions of the Companies Act, 1956, the appointment of Mr. Jagdish Capoor as part-time Chairman of the Bank for a period of three (3) years with effect from 6 July, 2001 on the remuneration and perquisites hereinafter appearing be and is hereby approved.

   Salary: Rs. 6,00,000/- per annum

   Company Leased Accommodation: Subject to deduction of Rs.10,000/- p.m."

   "**RESOLVED FURTHER THAT** pursuant to the approval of RBI Mr. Jagdish Capoor shall render extra services of a non-executive nature in areas like internal audit, inspection, vigilance and compliance."

   "**RESOLVED FURTHER THAT** in case of absence or inadequacy of profit in any financial year, the aforesaid remuneration shall be paid to Mr. Jagdish Capoor as minimum remuneration."

6. To appoint Auditors and in this connection, to pass with or without modifications, the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** M/s. P. C. Hansotia & Co., Chartered Accountants, in respect of whom the Bank has received a Special Notice pursuant to Section 225 of the Companies Act, 1956, be and are hereby appointed as Auditors of the Bank to hold office from the conclusion of this meeting till the conclusion of the next Annual General Meeting, on a remuneration to be fixed by the Board of Directors in the best interest of the Bank, for the purpose of audit of the Bank's accounts at its Head Office and all its Branch Offices."

7. To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution:

   "**RESOLVED THAT** pursuant to the applicable provisions of the Companies Act, 1956, Section 35-B and other applicable provisions, if any, of the Banking Regulation Act, 1949 and subject to the approval, as may be necessary from the Reserve Bank of India (RBI) and other applicable authorities or bodies and subject to conditions as may be prescribed while granting such approvals, the approval of the members of the Bank be and is hereby accorded for the re-appointment of Mr. Aditya Puri as Managing Director of the Bank for a period of three (3) years with effect from 30 September, 2002 on the following remuneration and perquisites:

1. Salary/Compensation :
   Rs. 3,00,000/- p.m.
2. Entertainment Allowance :
   Rs. 10,000/- p.m.
3. Other Allowances : Fees for 2 clubs
   Servants/Gardener : Rs.5,000/- p.m.
   Books & Periodicals : Rs.1,000/- p.m.
4. Performance related Bonus :
   Upto a maximum of 12 months' salary as may be approved by the Board of Directors and Reserve Bank of India, on year to year basis.

Perquisites

1. Housing Accommodation :
   Bank leased and furnished accommodation.
2. Gas & Electricity : On actual basis
3. Car :
   i) Free use of Bank's car for official purpose
   ii) Use of Bank's car for private purposes on payment of a suitable amount
4. Provident Fund / Gratuity/ Pension :
   Provident Fund : 12% of basic
   Pension Fund : 15% of basic
   Gratuity : Half month's pay per year of service.
5. Travelling & Halting Allowances :
   On actual basis
6. Medical as benefits :
   On actual basis for self and family as per the rules of the Bank in this regard.
7. Other Benefits :
   i) Personal Accident Insurance Policy
   ii) 30 days ordinary leave and 7 days sick leave every year.
   iii) Leave Fare concession: One month salary

"**RESOLVED FURTHER THAT** in case of absence or inadequacy of profit in any financial year, the aforesaid remuneration shall be paid to Mr. Puri as minimum remuneration."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorised to do all such acts, deeds and things and to execute any agreements, documents or instruction as may be required to give effect to the *aforesaid resolution*."

8. To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution:

   "**RESOLVED THAT** in partial modification of the Special Resolution passed at the Extraordinary General Meeting held on 1 January, 2000 relating to the issue of Equity Shares under the Employee Stock Option Scheme, the Equity Shares allotted under the Employee Stock Option Scheme shall be entitled to the full dividend declared after the allotment thereof."

9. To consider, and if thought fit to pass, with or without modificiations, the following resolution as a Special Resolution:

   "**RESOLVED THAT** subject to the relevant laws, rules and regulations as applicable from time to time and subject to such consents, sanctions and permissions as may be required, consent of the members be and is hereby accorded for acquiring and holding Equity shares of the Bank, by the Foreign Institutional Investors (FIIs), upto an aggregate limit of 49% of the paid up equity share capital of the Bank. Provided, however, that the equity share holding of a single FII or a sub-account of an FII in the Bank shall not at any time exceed 10 percent of the paid up Equity Share Capital of the Bank.

   "**RESOLVED FURTHER THAT** the Board of Directors of the Bank be and is hereby authorised to do all such acts, deeds, matters and things and execute all such documents, deeds and writings as may be required for the aforesaid purpose and which it may deem fit in the interest of the Bank."

10. The Bank has received two separate notices under Section 284 of the Companies Act, 1956 from

Notice - *(Contd.)*

Mr. S. V. Parekh (dated 8 April, 2002) and Mr. Ramjilal Choudhary (dated 8 September, 2001) respectively of their intention to move a resolution for the removal of Mr. Aditya Puri as Director / Managing Director of the Bank.

11. The Bank has also received a notice from Mr. Ramjilal Choudhary (dated 13 April, 2002) under Section 257 of the Companies Act, 1956 of his intention to propose a resolution for appointing himself as a Director of the Bank.

By order of the Board

Sanjay Dongre
Vice-President - Legal & Company Secretary

22 April, 2002

Registered Office:
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai - 400 018.

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/ HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE BANK.** The proxy forms should be lodged with the Bank at its Registered Office at least 48 hours before the time of the meeting.
2. Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 relating to the special business is annexed herewith.
3. All documents referred to in the Notice are open for inspection at the Registered Office of the Bank on all working days between 11.00 a.m. to 1.00 p.m. upto the date of the Annual General Meeting.
4. Dividend will be paid to those members whose names appears in the Register of Members as on 30 May, 2002. The dividend warrants will be mailed from 31 May, 2002 onwards.

Annexure to the Notice

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956:

Item No. 3:

Dr. V. R. Gadwal holds a doctorate in Cytogenestics. He has been extensively involved for the last forty years in Plant Breeding, Agriculture Extension and Seed industry. He is a consultant and advisor to Maharashtra Hybrid Seeds Company Limited and Mahyco Research Foundation. Dr. Gadwal is a member of the Compensation Committee of the Bank. He represents the Agriculture Sector on the Board of the Bank pursuant to the provisions of Section 10A of the Banking Regulations Act, 1949. Dr. Gadwal is neither a Director nor a member of any Committee of any other company.

The vast knowledge and experience of Dr. Gadwal will certainly strengthen the Board of the Bank. The Bank has benefited immensely by his expert advice in the area of tapping the agricultural sector.

Item No. 4:

Dr. (Mrs.) Amla Samanta holds a doctorate in Bio-Chemistry. She is a director of Samanta Organics Private Limited and is proprietoress of Samanta Pharmachem. She has considerable experience in the Small Scale Industries (SSI) and represents the SSI sector on the Board of the Bank. Dr. Samanta is a member of Compensation Committee, Credit Approval Committee and Premises Committee of the Bank.

The Bank will continue to benefit from knowledge and experience of Dr. Samanta in the area of the Small Scale Industries. Her expertise will help the

Bank in analysing the Small Scale Sector as a prospective area of business.

Item No. 5:

Mr. Jagdish Capoor was appointed as an Additional Director pursuant to Section 260 of the Companies Act, 1956 with effect from 6 July, 2001. Pursuant to provisions of Section 260, he holds the office of Director till the date of this Annual General Meeting.

Mr. Jagdish Capoor has been with the Reserve Bank of India and has been in charge of various portfolios of the Reserve Bank of India including exchange control, industrial and export credit and co-operative banks among others. He retired from the Reserve Bank of India as a Deputy Governor. He was a director on the Board of several commercial banks including Bank of Baroda, State Bank of India and financial institutions like Exim Bank, National Housing Bank (NHB) and National Bank of Agriculture and Rural Development (NABARD). The Bank would benefit immensely from Mr. Capoor's extensive experience and expertise in the banking and financial sectors. Considering the above, pursuant to Article 161(e) of the Articles of Association of the Bank, the Board recommends his appointment as a Director of the Company, not liable to retire by rotation.

Mr. Jagdish Capoor was appointed Chairman on part time basis with effect from 6 July, 2002 at a remuneration of Rs. 6 lakhs per annum and perquisites as detailed in the resolution set out in the Notice under item no. 5. The Reserve Bank of India has approved the appointment of and the remuneration payable to Mr. Capoor.

As required under Section 257, the Bank has received a notice from a member signifying his intention to propose Mr. Capoor as candidate for the office of Director. The Bank has also received the deposit of Rs. 500/- as required under Act.

Mr. Jagdish Capoor is entitled to sitting fees for attending meetings of the Board.

The Board of Directors recommend passing of the resolution set out under item No. 5 in the accompanying Notice.

None of the Directors other than Mr. Jagdish Capoor is interested or concerned in the passing of the resolution.

Item No. 6:

M/s. S. B. Billimoria & Co. have been the statutory auditors of the Bank since 1998. As per the regulations of the Reserve Bank of India (RBI) the same auditors cannot be re-appointed for a period beyond four years. Accordingly, it is proposed to appoint M/s. P. C. Hansotia & Co., Chartered Accountants as the new statutory auditors of the Bank. Necessary approval of the RBI under the Banking Regulation Act, 1949 has already been obtained in this regard.

The Board recommends the appointment of M/s. P. C. Hansotia & Co., Chartered Accountants as the Bank's statutory auditors.

The remuneration payable to M/s. P. C. Hansotia & Co. Chartered Accountants, shall be fixed by the Board of Directors of the Bank.

None of the Directors are concerned or interested in the said resolution.

Item No. 7:

Mr. Aditya Puri was appointed as the Bank's Managing Director for a period of five years with effect from 30 September, 1994 with the approval of the Reserve Bank of India. This term expired on 29 September, 1999. Mr. Puri was re-appointed for another period of three years upto 29 September, 2002.

During Mr. Puri's tenure as Managing Director, the Bank has recorded spectacular growth. The Balance Sheet size increased from Rs. 3393 crores in 1994-95 to Rs. 23787 crores in 2001-2002. The Bank introduced several innovative products such as Phone Banking, Net Banking, Mobile Banking, Bill payment facilities, etc. The network of branches and ATMs has also expanded. The number of branches and ATMs as on 31 March, 2002 stand at 171 and 479 respectively. The Bank has been using state of the art technology which is constantly upgraded. The Bank's Non-Performing Assets are among the lowest in the industry. Under the leadership of Mr. Puri, the American Depository Shares (ADS) of the Bank were listed on New York Stock Exchange (NYSE). This has made the Bank, the second Indian Private Sector Bank to be listed on NYSE. In these times of tough competition and very volatile economic conditions, the Bank has attained a growth of 41.4% in net profits and was awarded as "Best Emerging Bank" by the Economic Times.

Mr. Puri has played a key role in the establishment and growth of the Bank. In view of this and the need for Mr. Puri's services, the Board of Directors recommend the re-appointment of Mr. Puri as the Managing Director of the Bank for a period of three years from 30 September, 2002.

The remuneration payable to Mr. Puri shall be as follows:

1. Salary/Compensation :
   Rs.3,00,000/- p.m.
2. Entertainment Allowance :
   Rs. 10,000/- p.m.
3. Other Allowances : Fees for 2 clubs
   Servants/Gardener : Rs.5,000/- p.m.
   Books & Periodicals : Rs.1,000/- p.m.
4. Performance related Bonus :
   Upto a maximum of 12 months' salary as may be approved by the Board of Directors.

Perquisites

1. Housing Accommodation :
   Bank leased and furnished accommodation.
2. Gas & Electricity :
   On actual basis
3. Car :
   i) Free use of Bank's car for official purpose
   ii) Use of Bank's car for private purposes on payment of a suitable amount
4. Provident Fund / Gratuity/ Pension :
   Provident Fund : 12% of basic
   Pension Fund : 15% of basic
   Gratuity : Half month's pay per year of service.
5. Travelling & Halting Allowances:
   . On actual basis
6. Medical as benefits:
   On actual basis for self and family as per the rules of the bank in this regard.
7. Other Benefits:
   i) Personal Accident Insurance Policy
   ii) 30 days ordinary leave and 7 days sick leave every year.
   iii) Leave Fare concession: One month salary

The re-appointment and remuneration detailed above shall be subject to the approval of Reserve Bank of India. The aforesaid details of the remuneration payable to Mr. Puri shall be deemed to be the extracts of remuneration required to be furnished under Section 302 of the Companies Act, 1956.

The Board of Directors recommend passing of the resolution set out under Item No. 7 in the accompanying Notice.

None of the Directors, except Mr. Aditya Puri is interested or concerned in the passing of this resolution.

Item No. 8:

The members of the Bank, at the Extraordinary General Meeting (EGM) held on 1st January, 2000 had approved the issue, offer and allotment of equity stock options, convertible into equity shares of the aggregate nominal face value not exceeding Rs.10 crores. It was approved in the resolution that the said equity shares shall rank *pari passu* with the existing equity shares of the Bank in all respects, except for the entitlement of dividend. However, National Securities Depository Limited (NSDL), under the directives of Securities and Exchange Board of India, directed the Bank vide its letter no. NSDL/SG/MISC/1578/01 dated April 11, 2001 to make the equity shares issued under the employee stock option scheme rank *pari passu* with the existing equity shares of the Bank in all the respects, including the entitlement of dividend. The aforesaid variation is applicable to all the employees to whom the shares would be issued under the Employees Stock Option Scheme.

The aforesaid requires an amendment to the Special Resolution passed at the EGM.

The Board of Directors recommend passing of the resolution set out under Item No. 8 in the accompanying Notice.

None of the Directors are interested or concerned in the passing of this resolution other than Mr. Aditya Puri is in any way concerned or interested in the said motion.

Item No. 9:

The Bank's shares are in the Morgan Stanley Capital International (MSCI) Index. The shares of a company included in this index are many times purchased by Foreign Institutional Investors (FIIs) depending upon the liquidity/free float available. The recent amendments in the norms relating to investment in equity shares of banking sector stocks in India, have raised the FIIs limit to 49%.

With a view to improve the free float available for FIIs it is proposed to increase the FIIs limit of the Bank from 40% to 49%.

The Board of Directors recommend the resolution for approval of the members.

None of the Directors of the Bank are concerned or interested in the said Resolution.

Item No. 10:

So far as Mr. Sureshchandra V. Parekh is concerned, a similar notice (dated 28 March, 2001) was received from Mr. Parekh last year for removing Mr. Aditya Puri as a Director of the Bank at the last Annual General Meeting. The resolution proposed by Mr. Parekh for the removal of Mr. Aditya Puri was moved at the last Annual General Meeting of the Bank and the resolution was defeated. The reasons given by Mr. Parekh for such removal in the notice addressed by him to the Bank last year and this year are the same. Mr. Parekh's letter of 28 March, 2001 was dealt with by the Board of Directors in the notice issued to the shareholders in respect of the last Annual General Meeting. The letters of Mr. Parekh (dated 28 March, 2001 and 8 April, 2002) and a copy of the notice convening the last Annual General Meeting of the Bank, which deals with Mr. Parekh's letter of 28 March, 2001 are available for inspection at the Registered Office of the Bank.

Mr. Ramjilal Choudhary holds only one share of the Bank. His letter of 8 September, 2001 cites alleged deficiency in the services rendered to him by the Bank as being the reason for the proposed resolution to remove Mr. Aditya Puri. A copy of Mr. Ramjilal Choudhary's letter dated 8 September, 2001 is available for inspection at the Registered Office of the Bank.

The Board of Directors do not support the resolution and recommend the negation of this resolution. None of the Directors of the Bank other than Mr. Aditya Puri is in any way concerned or interested in the said motion.

Item No. 11:

The Board of Directors of the Bank do not support the resolution. A copy of Mr. Ramjilal Choudhary's letter dated 13 April, 2002 is available for inspection at the Registered Office of the Bank. The Bank has received the deposit of Rs. 500/- vide a cheque issued by Mr. Ramjilal Choudhary as required under the Companies Act, 1956.

By order of the Board

Sanjay Dongre
Vice-President - Legal
& Company Secretary

22 April, 2002

Registered Office:
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai - 400 018.

HDFC BANK LIMITED **ENTRANCE PASS**

(To be presented at the entrance)

8TH ANNUAL GENERAL MEETING ON 30 MAY, 2002 AT 3.30 P.M.

at Patkar Hall, S.N.D.T. Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400020

Folio No HB .... , DP ID No ...., Client A/c. No ....

Name of the Shareholder : ....

Signature of the Shareholder : ....

(only shareholders/proxies are allowed to attend the meeting)

HDFC BANK LIMITED **PROXY FORM**

I / We ....of .... being a member(s) of HDFC Bank Limited hereby appoint .... of .... in the district of .... as my / our proxy to attend and vote for me / us and on my / our behalf at the Eighth Annual General Meeting of HDFC Bank Limited to be held on Thursday, 30 May, 2002 and at any adjournment thereof.

Folio No. HB .... DPID No. .... Client A/c. No. ....

No. of shares held ....


affix
30 Paise
Revenue
Stamp

Signed this .... day of May, 2002. Signature across Revenue Stamp

---

BANK ACCOUNT PARTICULARS / ECS MANDATE FORM

I / We .... do hereby auhorise HDFC Bank Limited.

* Print the following details on my / our dividend warrant
* Credit my dividend amount directly to my Bank account by ECS.

(* Strike out whichever is not applicable.) **My / our Folio No. : HB**..

Particulars of Bank Account : **DP ID No**.......................Client A/c. No......................................

A. Bank Name : ....

B. Branch Name : ....

Address (for Mandate only) : ....

C. 9 Digit Code number of the bank & branch as appearing on the MICR cheque : ....

D. Account Type (Saving / Current) : ....

E. Account No. as appearing on the cheque book : ....

F. STD Code & Telephone No. : ....

I/We shall not hold the Bank responsible if the ECS could not be implemented or the Bank discontinue(s) the ECS, for any reason.

MAIL TO ☛ MCS Limited, Unit: HDFC Bank.
Sri Venkatesh Bhavan, Plot-27, Road-11,
M.I.D.C., Andheri (E.), Mumbai - 400 093

....
Signature of the Shareholder

Please attatch the photocopy of a cheque or a blank cancelled cheque issued by your Bank relating to your above account for verifying the accuracy of the 9 digit code number.

In case you are holding shares in demat form, kindly advise your Depository Participant to take note of your Bank account particulars/ECS mandate.


HDFC BANK
HDB
NYSE
JULY
20
FRIDAY
HDB
NYSE

Opening Ceremony at the New York Stock Exchange for trading of our American Depository Shares

HIGHLIGHTS

- Profit after tax up by 41.4% to Rs. 297.04 crores.
- Earnings per share increases from Rs. 8.64 per share to Rs. 11.01 per share
- Dividend per share increases from Rs. 2 per share to Rs. 2.50 per share (proposed)
- Branch Network up from 131 to 171 outlets with geographic reach expanded from 53 cities to 77 cities.
- Issuance of American Depository Shares (ADS) amounting to US$ 172.5 million at the New York Stock Exchange
- Balance Sheet size up from Rs. 15,617 crores to Rs. 23,787 crores.
- Emphasis on quality control :
  - i) First bank in India to get ISO 9001:2000 certification for Depository services at the Central Processing Unit and backend processing of retail liabilities and direct banking operations.
  - ii) ISO 9001:2000 certification for Custodial Services.


People to People...
Building Relationships



It is a well recognised fact that the quality of human resources is a key ingredient determining the success of an organisation. This is even more relevant in a service industry like ours. At HDFC Bank, we believe that the ultimate identity and success of our bank will reside, as it always has, in the exceptional quality of our people and their extraordinary effort. We endeavour to create an environment that values people and the work that they do.

In fact, the bank's strategic framework provides us with four core values : Customer Focus, Operational Excellence, Product Leadership and People. The People value signifies that we are committed to hiring, developing, motivating and retaining the best people in our industry.

The bank has a very young and dynamic workforce. Our success in attracting and retaining talent has been facilitated by our open and transparent work culture, the opportunities we provide to take on challenging assignments and the latitude and empowerment that our employees enjoy right from the beginning.




INFORMATION TECHNOLOGY CENTRE

Process to Process...

Building Solutions

ISO 9001:2000

Certificate of Registration

HDFC Bank Ltd.

ISO 9001:2000

ISO 9001:2000

Certificate of Approval

Awarded to

HDFC BANK LIMITED

Bureau Veritas Quality International certify that the Quality Management System of the above supplier has been assessed and found to be in accordance with the requirements of the quality standards detailed below

QUALITY STANDARDS

ISO 9001:2000

SCOPE OF SUPPLY

BACKEND PROCESSING OF RETAIL LIABILITIES AND DIRECT BANKING OPERATIONS

Certificate of Registration

HDFC Bank Limited

Cash Management Service

ISO 9002:1994

A bank is only as strong as its infrastructure and its processes. At HDFC Bank, right from inception, we have invested in a robust technology platform that is seamlessly integrated with centralised and audited processes. This has enabled us to expand rapidly and grow manifold while maintaining acceptable service standards.

Well documented procedures, high levels of automation, intensive training of personnel and ongoing audit reviews have enabled us to improve the reliability of our operational processes. ISO 9002 certifications of our cash management, retail centralised processing and custody & depository operations are indicative of our achievements in this regard.



Free Mobile Banking

Free ATM Ca

HDFC BANK



Demat Account

Car Loans



HDFC BANK
INTERNATIONAL
VALID FROM
VALID THRU
VISA
SHANKAR

Product to Product...

Building One Stop Shop

Consumer Loans

Current Account

Mutual Funds

We understand that our customers would rather spend time with their families or friends or manage their careers or businesses, than worry about their finances. That's why we offer a complete range of financial products and services to meet a wide range of savings, investment, transactional and loan needs.

Our technology has enabled us to offer innovative products and services with greater convenience and at an affordable price. We have products to match the needs of every customer - corporate or individual, borrower or investor. Our wide range of more than forty products serves the needs of our growing family of over two million customers.

We understand that our customers' time is precious. Which is why we provide them access to their accounts as and when they need it, through the Internet, Mobile, ATM, Phone and Debit Card. And if they prefer to walk into a branch, we are present in 77 cities in India with over 170 branches and around 500 ATMs.



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Account Balance Summary

The information displayed here is reproduced from the respective bank sites

Bank Name	Account Number	Available Balance
ICICI Bank	000401007389	39,452.40
	Total Balance	39452.40
Citibank	5-164193-116	2208.83
	Total Balance	2208.83
HDFC Bank	0131000055645	37573.72
HDFC Bank	0131370003847	452.99
HDFC Bank	2401020000229	87363.07
	Total Balance	125380.78
	Grand Total	107051.01

financial highlights

Rs. in lacs

	1997-98	1998-99	1999-2000	2000-2001	2001-2002
Interest Income	240,80	376,08	679,87	1,259,46	1,702,99
Interest Expense	137,55	229,18	374,28	753,75	1,073,74
Net Interest Income	**103,25**	**146,90**	**305,59**	**505,71**	629,25
Other Income	62,01	68,07	125,35	185,53	333,25
Net Revenues	**165,26**	**214,97**	**430,94**	**691,24**	962,50
Operating costs	62,71	88,79	171,39	309,59	417,95
Operating Result	**102,55**	**126,18**	**259,55**	**381,65**	544,55
Loan Loss Provisions	7,22	7,58	53,60	52,96	85,77
Depreciation on investments	96	94	5,81	13,38	19,16
Others	2	81	5,29	25	14,24
Profit before tax	**94,35**	**116,85**	**194,85**	**315,06**	425,38
Provision for taxation	31,20	34,45	74,81	104,94	128,34
Profit after tax	**63,15**	**82,40**	**120,04**	**210,12**	297,04
Funds :					
Deposits	2,191,74	2,915,11	8,427,72	11,658,11	17,653,81
Subordinated debt	100,00	135,00	150,00	200,00	200,00
Stockholders' Equity	285,13	338,93	751,52	913,09	1,942,28
Working Funds	2,829,98	4,349,96	11,731,03	15,617,33	23,787,38
Loans	841,98	1,400,56	3,462,34	4,636,66	6,813,72
Investments	1,121,33	1,903,80	5,748,28	7,145,14	12,004,02
Key Ratios :					
Earnings per share (Rs)	3.16	4.12	5.93	8.64	11.01
Return on Average Networth	23.87%	26.41%	29.00%	24.53%	18.30%
Tier 1 Capital Ratio	10.21%	8.34%	9.56%	8.69%	10.81%
Total Capital Ratio	13.92%	11.86%	12.19%	11.09%	13.93%
Dividend per share (Rs)	1.00	1.30	1.60	2.00	2.50**
Dividend payout ratio	34.84%	34.71%	29.96%	25.55%	23.68%
Book value per share as at March 31 (Rs)	14.3	16.9	30.9	37.5	69.0
Market price per share as at March 31 (Rs)*	70.80	69.15	257.20	228.35	236.60
Price to Earnings Ratio	22.41	16.78	43.37	26.43	21.50

Rs. 10 Lac = Rs. 1 Million Rs. 1 Crore = Rs. 10 Million **Proposed *Sources : NSE


HDFC BANK

8th ANNUAL GENERAL MEETING	
Date	: 30 May, 2002
Day	: Thursday
Time	: 3.30 p.m.
Place	: Patkar Hall, S.N.D.T. Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400 020
Book Closure Dates	: 10 May, 2002 to 31 May, 2002 (both days inclusive)

BOARD OF DIRECTORS

Mr. Jagdish Capoor, *Chairman* (from 6 July, 2001)
Mr. Aditya Puri, *Managing Director*
Mr. Deepak M. Satwalekar
Mr. Jagdish S. Baijal
Mr. Keki M. Mistry
Dr. (Mrs.) Amla Samanta
Dr. Venkat Rao Gadwal
Mr. Anil Ahuja
Mr. Arnold Chavkin
Mr. Vineet Jain
Mr. Nasser Munjee (upto 21 September, 2001)

VICE PRESIDENT (LEGAL) & COMPANY SECRETARY

Mr. Sanjay B. Dongre

AUDITORS

S. B. Billimoria & Co.
Chartered Accountants

REGISTRARS & TRANSFER AGENTS

MCS LIMITED
Sri Venkatesh Bhavan,
Plot No. 27, Road No. 11,
MIDC Area, Andheri (East),
Mumbai 400 093
Tel. No. 8215235/6/7
Fax No. 8350456
E-mail : mcsmum@vsnl.com

REGISTERED OFFICE

Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018
Tel. No. 4951616
Fax No. 4951771
Website : www.hdfcbank.com

CONTENTS

Directors' Report

To the Members,

Your Directors have great pleasure in presenting the Eighth Annual Report on the business and operations of your Bank together with the audited accounts for the year ended 31 March, 2002.

FINANCIAL PERFORMANCE:

	(Rs. in crores) For the year ended	
	31 March, 2002	31 March, 2001
Deposits and other borrowings	**19476.83**	12891.01
Advances	**6813.72**	4636.66
Total income	**2036.24**	1444.99
Profit before depreciation and tax	**494.40**	369.00
Net profit	**297.04**	210.12
Appropriations:		
Transfer to statutory reserve	**74.26**	52.53
Transfer to general reserve	**29.71**	—
Transfer to debenture redemption reserve	**9.54**	0.20
Transfer to/(from) investment fluctuation reserve	**97.18**	(1.26)
Proposed dividend	**70.34**	48.72
Tax on dividend	**—**	4.97
Balance carried over to Balance Sheet	**16.01**	104.96

PROFIT AFTER TAX
(Rs. Crores)


120
210
297
2000
2001
2002

The Bank posted total income and net profit of Rs. 2036.24 crores and Rs. 297.04 crores respectively for the financial year (FY) 2001-02 as against Rs. 1444.99 crores and Rs. 210.12 crores respectively in the previous year. Appropriations from the net profit have been effected as per the table given above.

DIVIDEND PER SHARE
(Rs.)


1.60
2.00
2.50*
2000
2001
2002
*proposed

DIVIDEND:

Keeping in mind the overall performance of the Bank and the positive outlook for your Bank's future, your Directors are pleased to recommend a dividend of 25% for the year ended 31 March, 2002 as against 20% for the previous year. The dividend for the FY 2001-2002 shall be taxable at the hands of the members and shall also be subject to deduction of tax at source (if applicable).

AWARDS:

Your Bank continued to gain recognition and awards during the year under review. It was selected as the "Best Bank–India 2001" by Euromoney and "Best Domestic Commercial Bank–India 2001" by Finance Asia. This was the third year in succession that the Bank has received such accolades from these leading financial publications. Closer home,




HDFC BANK

Directors' Report – *(Contd.)*

HDFC Bank was selected for The Economic Times Award – Corporate Excellence for Emerging Company of the year 2000-01. During the year, the Bank also got ISO 9001 certifications for its Depository & Custody operations and for its backend processing of retail operations and direct banking operations.

ADDITIONAL CAPITAL:

During the year under review your Bank listed its stock in the form of American Depository Shares (ADS) on the New York Stock Exchange at the issue price of US $ 13.83 per ADS. Each ADS represents three equity shares. The issue size was US $172.5 million including a Green Shoe option of US $22.5 million which was exercised. Consequent to this issue, the paid up share capital of the Bank has increased by Rs. 37.42 crores and the reserves of the Bank have increased by Rs. 742.92 crores as share premium after charging off issue related expenses.

NET WORTH (Rs. Crores)


1942
913
752
2000
2001
2002

EMPLOYEES STOCK OPTIONS:

New Options granted:

Pursuant to the shareholders' approval granted in January, 2000 for issuance of stock options convertible in equity shares of an aggregate nominal value not exceeding Rs. 10 crores, in February, 2002, the Compensation Committee of the Board granted 14.1 lac equity options under the third tranche under the Employees Stock Option Scheme (ESOS). None of the directors or members of the senior management team have been granted options in this tranche. The options will vest over three years. The exercise price for this third tranche of ESOS (ESOS-III) is Rs. 226.96 per share, being the average of the daily closing price quoted on The Stock Exchange, Mumbai for a period of 60 days preceding the date of grant of options.

Options Vested:

Out of the options granted under the Employees Stock Option Scheme in January, 2000 (ESOS-I) and January, 2001 (ESOS-II), 18.8 lac and 8.3 lac options, respectively have been vested in the employees.

CAPITAL ADEQUACY RATIO (%)


13.9%
12.2%
11.1%
2000
2001
2002

Options exercised and allotted:

During the year under review, 7.8 lac options were exercised by the employees. The Bank allotted 3.6 lac new equity shares resulting in an increase in the paid-up capital of Rs 36 lacs and share premium account by Rs. 544 lacs. The allotment of 4.2 lac shares in respect of options exercised in the last quarter has been made on 3 April, 2002. The new shares issued under ESOS would rank pari – passu with the existing shares in all respects in line with the requirements imposed by the Depositories.

Options lapsed:

4.4 lac options lapsed during the year under review on account of staff resignations.

Outstanding options:

After considering the exercised and lapsed options, 77.9 lac options are still outstanding as at 31 March, 2002.

The earnings per share (EPS) for the year under review after considering all options outstanding under ESOS works out to Rs. 10.95.



Directors' Report – *(Contd.)*

CAPITAL ADEQUACY RATIO:

As a result of the ADS issue and retention from current year profits, your Bank's total capital adequacy ratio (CAR) stood at a healthy 13.9% as against 11.1% in March, 2001, well above the regulatory minimum of 9%. Of this, Tier I CAR was 10.8%.

MANAGEMENT'S DISCUSSIONS AND ANALYSIS:

Macro-economic and Industry Developments:



TOTAL DEPOSITS
(Rs. Crores)
8428
11658
17654
2000
2001
2002

The financial year 2001-02 has been a challenging one for most economies globally. The Indian economy was also affected with the estimates of GDP growth for FY 2001-02 being revised downwards from the initial target of 6.5% to around 5.4% (Source: Economic Survey 2001-2002, Ministry of Finance, Government of India). A major contributor to the slowdown was the lower growth in the industrial sector which was partially offset by the higher growth in the services sector and an improvement in the agricultural sector on the back of a better than average monsoon. The soft economic performance has been accompanied by a difficult fiscal situation with the gross fiscal deficit of the Central Government estimated to be around 5.1% in 2001-02 against a Budget Estimate of 4.7%. The combined fiscal deficit of the central and state governments is estimated to be around 10%.

The tough macro economic environment during the year had its impact on growth rates in the Indian banking industry as well. Aggregate deposits with scheduled commercial banks (SCBs) grew by 14.3% in FY 2001-02 against a growth rate of 18.4% in FY 2000-01. The FY 2000-01 figures included inflows on account of Indian Millenium Deposit (IMD) Scheme and after adjusting for these flows, the deposit growth in FY 2000-01 and 2001-02 were comparable. The slowdown in industrial growth was reflected in the rate of the credit growth of the banking sector which declined from 17.3% in FY 2000-01 to 14.5% in FY 2001-02. Total funding provided by SCBs to the commercial sector in the form of bank credit and investments grew by 11.6% in FY 2001-02 against a growth rate of 16.6% in FY 2000-01.



SAVINGS DEPOSITS
(Rs. Crores)
1125
1903
2957
2000
2001
2002

The regulatory environment for the Indian banking sector was characterized by greater liberalization in foreign ownership and related areas, tightening of certain exposure norms and infrastructural improvements in the market. Some of the developments included :

- Limit for Foreign Direct Investment (FDI) in Indian private sector banks raised to 49%
- Foreign banks given a choice of operating in India either as a branch of the overseas parent or through a 100% Indian subsidiary which would then be treated on par with Indian private sector banks for branch licensing and other requirements/ obligations. Foreign banks having a presence in India also permitted to take an equity stake in Indian banks.
- Reduction in prudential exposure limits for single borrowers from 20% of Tier I capital to 15% of total (Tier I and Tier II) capital effective from 31 March, 2002.
- Ceiling of 5% of total advances imposed on the capital markets exposure (fund based and non-fund based) for all commercial banks.
- Better systems for trading in government securities and settlements in the foreign exchange and government securities markets operationalised through the Clearing Corporation of India Ltd. (CCIL) and the electronic Negotiated Dealing System (NDS).




HDFC BANK

Directors' Report — *(Contd.)*

The inflation situation turned benign in 2001-02 with average inflation as measured by Wholesale Price Index (WPI) estimated at around 4.7% as against 7% at the beginning of the year. Against the backdrop of economic slowdown and low inflation, the Reserve Bank of India maintained a soft interest rate stance throughout the financial year. The Cash Reserve Ratio (CRR) to be maintained by banks was brought down from 8% at the beginning of the year to 5.5% at the end of the year in 3 stages. As a result of the easy money policy there was a sharp fall in yields of government securities during the year. The yield on 10 year government securities fell by about 300 basis points but the fall in bank deposit rates and Prime Lending Rates (PLR) was moderate. Top rated borrowers continued to access credit through much lower rates than bank PLRs through commercial paper, debentures and sub-PLR advances. The RBI has indicated that it would continue to maintain a soft interest rate stance during FY 2002-03. Pursuant to the 2002 Union Budget announcement, the interest rate on government small savings schemes have been cut by 50 basis points and this cut could facilitate lower bank deposit rates going forward.

POINT OF SALE TERMINALS


6,480
86
446
2000
2001
2002

Mission and Business Strategy:

Our mission has been to be "a world class Indian bank"– benchmarking ourselves against international standards and best practices in terms of product offerings, technology, service levels, risk management and audit & compliance. The objective is to build sound customer franchises across distinct business so as to be a preferred provider of banking services for target retail and wholesale customer segments, and to achieve a healthy growth in profitability, consistent with the bank's risk appetite. We are committed to do this while ensuring the highest levels of ethical standards, professional integrity and regulatory compliance.

Our business strategy emphasizes the following:

- Increase our market share in India's expanding banking and financial services industry by following a disciplined growth strategy and delivering high quality customer service;
- Leverage our technology platform and open, scaleable systems to deliver more products to more customers and to control operating costs;
- Maintain our current high standards for asset quality through disciplined credit risk management;
- Develop innovative products and services that attract our targeted customers and address inefficiencies in the Indian financial sector;
- Continue to develop products and services that reduce our cost of funds; and
- Focus on high earnings growth with low volatility.

BRANCHES


171
131
111
2000
2001
2002

Financial and Operating Performance:

The overall financial performance during the year 2001-02 was healthy with total net revenues (net interest income plus other income) increasing by 39.2% from Rs. 691.2 crores in 2000-01 to Rs. 962.5 crores in 2001-02. The revenue growth was driven by an increase of Rs. 123.5 crores in net interest income and by an increase of Rs. 147.7 crores in other income. The increase in net interest income was driven by the strong balance sheet growth during the year, both in terms of advances and investments, partly offset by some pressure on spreads. The other income had three main components. Approximately half of the other income was fees and commissions which the bank earned from a diverse set of products including letters of credit, cash management, custody & depository services, debit cards, etc. About 30% of the other income came from profit on sale of investments relating to the trading and distribution businesses for government securities and corporate debt. Foreign exchange revenues which constitute the balance 20% of other income are customer based spreads on foreign exchange and derivatives transactions and to a lesser extent on trading and positioning activities. Despite a significant increase in infrastructural investments, new product launches, etc., operating costs were well controlled and declined from 44.8% to 43.4% of net revenues. Net profit increased by 41.4% from Rs. 210.1 crores to Rs 297.0 crores for the year ended 31 March, 2002. Return on average net worth was 18.3% while earnings per share (EPS) increased from Rs. 8.64 in 2000-01 to Rs. 11.01 in 2001-02.

ATMs


479
207
111
2000
2001
2002

Your Bank registered robust growth in balance sheet parameters as well. Total Deposits increased by 51% from Rs. 11658 crores to Rs. 17654 crores. Savings account deposits which are at the core of the Bank's strategy for building low cost, stable retail liabilities, increased by 55% from Rs. 1903 crores to Rs. 2957 crores. Total Advances grew by 47% to Rs. 6814 crores. Your Bank's core customer assets (advances and credit substitutes like commercial paper, corporate debentures, etc.) increased from Rs. 7182 crores in March, 2001 to Rs. 10452 crores in March, 2002. In addition, the Bank has invested Rs. 931 crores through securitisation transactions where the underlying assets were auto loans receivables, commercial loan receivables and collateralised loan obligations. Total customer assets (including securitisation) were Rs. 11383 crores as of 31 March, 2002. Even on the enhanced asset base, your Bank continued to comply with the priority sector lending requirements, prescribed by the Reserve Bank of India at 44% net bank credit in March, 2002.

In the financial year 2001-02, there was a significant step up in the pace of infrastructure creation, particularly in the second half of the financial year. Total number of branches (including extension counters) increased from 131 in March, 2001 to 171 in March, 2002. The Bank now has a presence in 77 cities, up from 53 cities in 2001. The ATM network was more than doubled from 207 in March, 2001 to 479 in March, 2002 with the number of offsite ATMs increasing to 281 from 68 in the previous year. The number of locations covered by phone banking also increased substantially from 12 in March, 2001 to 39 locations in March, 2002. With this significant infrastructure expansion, the Bank's customers have even greater convenience and choice in dealing with the Bank— "anytime, anywhere, anyhow". The success of the Bank's multi-channel strategy for servicing customers is evidenced by the fact that on average 65% of customer initiated transactions are handled outside the branches – through ATMs, phone banking, net banking and mobile banking.

PHONEBANKING LOCATIONS COVERED


39
11
8
2000
2001
2002

Business Segment Update:

Despite the tough macro economic environment and intensifying competition, during FY 2001-02, the Bank has been able to grow– both in terms of business volumes and revenues, in all its three primary business activities – Wholesale Banking, Treasury and Retail Banking.

In the Wholesale Banking business we provide our corporate and institutional clients a wide range of commercial banking products and transactional services with an emphasis




HDFC BANK

on high quality service and relationship management. For our commercial banking products, our primary target market is the top end of the Indian corporate sector including companies from large private sector business houses, public sector undertakings and multinational corporations. We provide transactional services like trade services, cash management and custodial services to a wide range of corporations as well as banks, financial institutions and government entities. We offer customised commercial and transactional banking solutions to specific wholesale customer segments like stock exchanges and their members, co-operative banks, mutual funds, etc. During FY 2001-02, growth in the wholesale banking business continued to be driven by new customer acquisitions, increased penetration and higher cross sell. Structured solutions which combine cash management services with vendor and distributor finance for facilitating superior supply chain management for our corporate customers, also helped to drive growth. The Bank further consolidated its position in the cash management business facilitated by the geographic expansion as well as enhancement in product features. Total cash management volumes (collections and disbursements) was around Rs. 145,000 crores during FY 2001-02 making the Bank one of the leading players in this business. While the Bank maintained its market leader position in providing cash settlement services for the major stock exchanges in the country, floats in this business declined given the lower settlement volumes in the stock markets. The Bank's funded and non-funded exposure to the capital markets segment (primarily in the form of guarantees favouring stock exchanges on behalf of brokers) also declined and as of 31 March, 2002, was within the 5% of advances limit prescribed by the Reserve Bank of India.

CORE CUSTOMER ASSETS
(Rs. Crores)


4710
7182
10452
2000
2001
2002

The Bank's Treasury has a presence in both the foreign exchange and local currency markets. The treasury group manages the Bank's balance sheet including maintenance of reserve requirements and management of market and liquidity risk. It also provides advice and execution services to corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, the treasury group seeks to optimize profits from proprietary trading within established limit parameters. During the year ended 31 March, 2002, the Bank achieved a healthy volume and revenue growth in its foreign exchange and derivatives business, driven largely by customer trade flows and interest rate and foreign currency hedging requirements of the Bank's corporate customers. Total foreign exchange and derivative revenues increased by 61% from Rs. 39.9 crores (FY ending on 31 March, 2001) to Rs. 64.1 crores (FY ending on 31 March, 2002). With the general decline in interest rates and easy liquidity conditions, the local currency debt securities and money markets business also put in a stellar performance during FY 2001-02. Given the large investments in government securities which banks in India hold for Statutory Liquidity Ratio (SLR) purposes, the decline in interest rates and government securities yields enables banks to realize gains on their investment portfolio. The Bank has a policy of maintaining a relatively lower average duration of around 2 to 2.5 years as against an average duration of around 4 years maintained by most players in the Indian banking industry. This would imply that the Bank would gain less (relatively to most banks in the industry) in terms of booked profits or mark-to-market gains when yields decline and conversely it would tend to lose less in terms of booked losses or mark-to-market depreciation on investments when yields rise. The profit on sale of investments of Rs. 103.8 crores for 2001-02 can be attributed to three main revenue streams – a new business launched by the Bank for distribution of non-government debt securities, crystallisation of gains on a part of the portfolio held by the Bank for SLR purposes and debt securities trading activities.

RETAIL ASSETS
(Rs. Crores)


631
845
1430
2000
2001
2002

Directors' Report — *(Contd.)*

Our Retail Banking group strives to be a one-stop-shop for the financial needs of middle and upper middle class income and high networth individuals. We provide a comprehensive range of financial products including deposit products, loans, debit cards, credit cards, bill payment services, third party mutual funds, investment advice and other services. We strive to provide our customers with high quality services and greater convenience by leveraging our technology platforms and multi distribution channels. During 2001-02 the Bank's retail banking franchise witnessed strong growth across multiple parameters. Total number of retail accounts increased from 1.4 million in March, 2001 to over 2.2 million in March, 2002, a growth of about 50%. The roll-out of the bank's retail loan products also gathered momentum with virtually doubling of the number of cities in which the Bank offers its car loans and personal loans. The Bank launched its credit card business in December, 2001 in Chennai and would be expanding the geographical coverage of this product during the next financial year. The total retail asset portfolio increased from Rs. 845 crores as of 31 March, 2001 to Rs. 1430 crores as of 31 March, 2002, an increase of 69%. The Bank maintained its position as a leading player in the Depository Participant (DP) services business, although lower trading volumes and stock prices led to a decline in fee revenues from this business. Your Bank continued to achieve strong success in distribution of third party products with distribution of RBI Relief bonds at over Rs. 2000 crores and mutual funds at over Rs. 4900 crores during the year.


RETAIL ACCOUNTS
(In lacs)
9
14
22
2000
2001
2002

Risk Management & Portfolio Quality:

Risk is inherent in the banking business and sound risk management is critical to the bank's success. The major types of risks the Bank faces are Credit Risk, Market Risk (which includes Liquidity Risk and Price Risk) and Operational Risk. The Bank continued to implement and improve policies and procedures to identify, monitor and manage risks across the Bank. On the credit risk front, the Bank has in place distinct processes for managing wholesale and retail business. In the wholesale banking business, credit exposures are managed through target market definitions, appropriate credit approval processes, post-disbursements monitoring and remedial management procedures. Overall portfolio diversification and reviews also facilitate the management of the wholesale banking portfolio. On the retail front, the Bank's credit process is based on specific product programs which define customer selection, security and related criteria and enable the management of risk on a portfolio basis for different products and customer segments. The Risk Monitoring Committee of the Board monitors the Bank's risk management policies and procedures and also reviews the portfolio composition and impaired credits. As of 31 March, 2002, the Bank's portfolio of funded exposure (including advances, corporate debt, etc.) was highly diversified with 28 industries accounting for 1% or more of the Bank's portfolio.


NET NPA TO CUSTOMER ASSETS (%)
0.77%
0.29%
0.30%
2000
2001
2002

As at 31 March, 2002, your Bank's ratio of gross non-performing assets to total customer assets was 1.96%. Net non-performing assets (non-performing assets net of specific loan loss provisions, interest in suspense and ECGC claims received) were 0.5% of net advances and 0.3% of customer assets on 31 March, 2002 as against 0.45% and 0.29% respectively, as on 31 March, 2001. The specific loan loss provisions the Bank has made for its non-performing assets continue to be more conservative than the regulatory requirement. The Bank continues to have a policy of holding general provisions for its various retail and middle market product programs as well as for corporate standard assets. As of 31 March, 2002 total general provisions were about 1% of standard customer assets as against the regulatory requirement of 0.25%.




HDFC BANK

Internal Audit & Compliance:

The Bank has an Internal Audit & Compliance department which is focussed on independently evaluating the adequacy of all internal controls, ensuring adherence to operating guidelines and regulatory and legal requirements and pro-actively recommending improvements in operational processes and service quality. To ensure independence, the audit & compliance department reports directly to the Chairman of the Bank and the Audit & Compliance Committee of the Board and only indirectly to the Managing Director. To mitigate operational risks the Bank has put in place extensive internal controls including restricted access to the Bank's computer systems, appropriate segregation of front and back office operations and strong audit trails. The Audit & Compliance Committee of the Board also reviews the performance of the audit and compliance department and reviews the effectiveness of controls and compliances with regulatory guidelines.

PRIORITY SECTOR LENDINGS TO NET BANK CREDIT (%)


43%
46%
44%
2000
2001
2002

Human Resources:

Given the Bank's significant expansion in terms of geography as well as in terms of products and business volumes, the Bank's staffing was needed to be increased substantially during the year, in particular in the retail banking businesses. In addition, changes in regulatory guidelines necessitated additions to staffing related to the sales function for liability products. Total number of employees increased from 2751 as of March, 2001 to 3742 as of March, 2002. The Bank continues to focus on training its employees on a continuing basis, both on the job and through training programs conducted by internal and external faculty. The Bank has consistently believed that broader employee ownership of its shares has a positive impact on its performance and employee motivation. The Bank's employees stock option scheme therefore, extends to all levels and has covered over 85% employees so far.

STATUTORY DISCLOSURE:

The information required under Section 217(2A) of the Companies Act, 1956 and the rules made thereunder, are given in the annexure appended hereto and forms part of this report. In terms of section 219 (1) (iv) of the Act, the Report and Accounts are being sent to the shareholders excluding the aforesaid annexure. Any shareholder interested in obtaining a copy of the said annexure may write to the Company Secretary at the Registered Office of the Bank. The Bank had 3742 employees as on 31 March, 2002. 120 employees employed throughout/part of the year were in receipt of remuneration of Rs. 12,00,000/- per annum or Rs. 1,00,000/- or more per month as the case may be.

The provision of Section 217(1) (e) of the Act relating to conservation of energy and technology absorption do not apply to your Bank. The Bank has, however, used information technology extensively in its operations.

COST OF DEPOSITS (%)


6.3%
6.6%
6.4%
2000
2001
2002

RESPONSIBILITY STATEMENT:

The Board of Directors hereby state that

i) in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

ii) we have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Bank as at 31 March, 2002 and of the profit of the Bank for the year ended on that date;

iii) we have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the company and for preventing and detecting the fraud and other irregularities;

iv) we have prepared the annual accounts on a going concern basis.

EARNINGS PER SHARE
(Rs.)


11.01
8.64
5.93
2000
2001
2002

DIRECTORS:

Dr. (Mrs.) Amla Samanta and Dr. V. R. Gadwal will retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

Mr. Nasser Munjee resigned as Director of the Bank with effect from 21 September, 2001. The Board of Directors place on record its appreciation for the valuable services rendered by Mr. Munjee during his tenure as a Director of the Bank.

Mr. Jagdish Capoor was appointed as an additional director of the Bank, with effect from 6 July, 2001 and he shall hold office up to the ensuing Annual General Meeting. Your Bank has received notice from a member pursuant to section 257 of the Companies Act, 1956 signifying his intention to propose the candidature of Mr. Capoor for the office of Director. The brief resume/details relating to directors who are to be appointed/re-appointed are furnished in the Explanatory Statement to the Notice of the ensuing Annual General Meeting and the report on Corporate Governance.

AUDITORS:

M/s. S. B. Billimoria & Co. have been the statutory auditors of your Bank since 1998. As per the regulations of Reserve Bank of India, the same auditors cannot be re-appointed for a period beyond 4 years. Accordingly, it is proposed to appoint M/s. P. C. Hansotia & Co., *Chartered Accountants* as the new statutory auditors of the Bank subject to the approval of the members. Your Directors place on record their appreciation for the professional services rendered by M/s. S. B. Billimoria & Co. as the statutory auditors of the Bank.

RUPEE SPENT
(in paise)


11
3
6
6
53
21
Interest expense
Operating expense
Provisions
Tax
Dividend
Transfer to reserves

ACKNOWLEDGMENT:

Your directors would like to place on record their sincere gratitude for the support and guidance received from the Reserve Bank of India and other government and regulatory agencies. Your Directors would also like to record their sincere appreciation for the dedicated efforts put in by their Bank's employees and for their contribution in building a world class Indian bank.

On behalf of the Board of Directors,

Jagdish Capoor
Chairman

Mumbai, 15 April, 2002.

Auditors' Report

TO THE MEMBERS OF HDFC BANK LIMITED

We have audited the attached Balance Sheet of **HDFC BANK LIMITED** as at 31st March, 2002 and the Profit and Loss Account of the Bank for the year ended on that date, annexed thereto. We report thereon as follows:

(1) The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949, read with Section 211 of the Companies Act, 1956.

(2) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory.

(3) The transactions of the Bank which have come to our notice have been within the powers of the Bank.

(4) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the Branches.

(5) The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account and the Branch returns.

(6) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956, in so far as they apply to banks.

(7) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required for banking companies and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Bank as at 31st March, 2002; and

(ii) in the case of the Profit and Loss Account, of the profit of the Bank for the year ended on that date.

(8) On the basis of the written representations from the directors, taken on record by the Board of Directors, none of the directors is disqualified as on 31st March, 2002 from being appointed as a director under Section 274 (1)(g) of the Companies Act, 1956.

For **S. B. Billimoria & Co.**
Chartered Accountants

Nalin M. Shah
(Partner)

Mumbai, 15 April, 2002

Balance Sheet as at 31 March, 2002

(Rs. lacs)

	Schedule	As at 31-03-2002	As at 31-03-2001
CAPITAL AND LIABILITIES			
Capital	1	281,37	243,60
Reserves and Surplus	2	1,660,91	669,49
Employees' Stock Options (Grants) Outstanding	19(4)	9,05	10,67
Deposits	3	17,653,81	11,658,11
Borrowings	4	1,823,02	1,232,90
Subordinated debt	19(6)	200,00	200,00
Other Liabilities and Provisions	5	2,159,22	1,602,56
Total		23,787,38	15,617,33
ASSETS			
Cash and balances with Reserve Bank of India	6	1,211,17	986,35
Balances with Banks and Money at Call and Short notice	7	2,247,02	1,636,06
Investments	8, 19(9)	12,004,02	7,145,14
Advances	9	6,813,72	4,636,66
Fixed Assets	10	371,10	289,74
Other Assets	11	1,140,35	923,38
Total		23,787,38	15,617,33
Contingent Liabilities	12	20,327,95	15,011,06
Bills for Collection		1,036,90	1,165,41

The attached notes form part of the financial statements.

In terms of our report of even date attached.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

NALIN M. SHAH
Partner

Mumbai, 15 April, 2002

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors



Profit and Loss Account for the year ended 31 March, 2002

(Rs. lacs)

		Schedule	Year ended 31-03-2002	Year ended 31-03-2001
I.	INCOME			
	Interest earned	13	1,702,99	1,259,46
	Other income	14	333,25	185,53
	Total		2,036,24	1,444,99
II.	EXPENDITURE			
	Interest expended	15	1,073,74	753,75
	Operating expenses	16	417,95	309,59
	Provisions & Contingencies [includes Income Tax provision of Rs. 128,34 lacs (previous year Rs. 104,94 lacs)]	17	247,51	171,53
	Total		1,739,20	1,234,87
III.	PROFIT			
	Net Profit for the year		297,04	210,12
IV.	APPROPRIATIONS			
	Transfer to Statutory Reserve		74,26	52,53
	Proposed dividend		70,34	48,72
	Tax on dividend		—	4,97
	Transfer to General Reserve		29,71	—
	Transfer to/(from) Investment Fluctuation Reserve		97,18	(1,26)
	Transfer to Debenture Redemption Reserve		9,54	20
	Balance carried over to Balance Sheet		16,01	104,96
	Total		297,04	210,12
V.	EARNINGS PER EQUITY SHARE (Face value Rs. 10/- per share) (Rupees)	18		
	Basic		11.01	8.64
	Diluted		10.29	7.98

In terms of our report of even date attached.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

NALIN M. SHAH
Partner

Mumbai, 15 April, 2002

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 1 – CAPITAL			
Authorised Capital		450,00	300,00
45,00,00,000 (31 March, 2001: 30,00,00,000) Equity Shares of Rs. 10/- each			
Issued, Subscribed and Paid-up Capital		281,37	243,60
28,13,74,613 (31 March, 2001: 24,35,96,261) Equity Shares of Rs. 10/- each			
	Total	281,37	243,60
SCHEDULE 2 – RESERVES AND SURPLUS			
I. Statutory Reserve			
Opening Balance		153,83	101,30
Additions during the year		74,26	52,53
	Total	228,09	153,83
II. General Reserve			
Opening Balance		—	—
Transfer from Profit and Loss Account		28,88	—
Additions during the year		29,71	—
	Total	58,59	—
III. Balance in Profit and Loss Account			
Opening Balance		329,80	224,84
Transfer from deferred tax asset		16,35	—
Transfer to General Reserve		(28,88)	—
Transfer to Investment Fluctuation Reserve		(142,90)	—
Additions during the year		16,01	104,96
	Total	190,38	329,80
IV. Share Premium Account			
Opening Balance		171,14	166,32
Additions during the year		780,87	4,82
Deductions during the year		(32,50)	—
	Total	919,51	171,14
V. Investment Fluctuation Reserve			
Opening Balance		—	1,26
Transfer from Profit and Loss Account		142,90	—
Additions during the year		97,18	—
Deductions during the year		—	(1,26)
	Total	240,08	—

Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

			As at 31-03-2002	As at 31-03-2001
SCHEDULE 2 – RESERVES AND SURPLUS–(Contd.)				
VI.	**Amalgamation Reserve**			
	Opening Balance		14,52	14,52
		Total	14,52	14,52
VII.	**Debenture Redemption Reserve**			
	Opening Balance		20	—
	Additions during the year		9,54	20
		Total	9,74	20
		Total	1,660,91	669,49
SCHEDULE 3 – DEPOSITS				
I.	**Demand Deposits**			
	(i) From Banks		371,72	197,77
	(ii) From Others		3,848,46	2,658,21
		Total	4,220,18	2,855,98
II.	**Savings Bank Deposits**		2,957,45	1,903,00
III.	**Term Deposits**			
	(i) From Banks		411,76	404,20
	(ii) From Others		10,064,42	6,494,93
		Total	10,476,18	6,899,13
		Total	17,653,81	11,658,11
SCHEDULE 4 – BORROWINGS				
I.	**Borrowings in India**			
	(i) Reserve Bank of India		96,67	162,64
	(ii) Banks		920,31	407,47
	(iii) Institutions and agencies		806,04	655,02
		Total	1,823,02	1,225,13
II.	**Borrowings outside India**		—	7,77
		Total	1,823,02	1,232,90

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 5 – OTHER LIABILITIES AND PROVISIONS			
I.	Bills Payable	867,38	510,58
II.	Interest Accrued	416,89	296,08
III.	Others *(including provisions)*	804,61	742,21
IV.	Proposed Dividend *(includes tax on dividend for the previous year)*	70,34	53,69
	Total	2,159,22	1,602,56
SCHEDULE 6 – CASH AND BALANCES WITH RESERVE BANK OF INDIA			
I.	Cash in hand *(including foreign currency notes)*	112,85	57,39
II.	Balances with Reserve Bank of India in current accounts	1,098,32	928,96
	Total	1,211,17	986,35
SCHEDULE 7 – BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE			
I.	**In India**		
	(i) Balances with Banks :		
	(a) In current accounts	67,62	30,29
	(b) In other deposit accounts*	22,07	7,49
	Total	89,69	37,78
	(ii) Money at call and short notice :		
	(a) With banks	144,42	166,07
	(b) With other institutions	—	75,00
	Total	144,42	241,07
	Total	234,11	278,85
II.	**Outside India**		
	(i) In current accounts	57,59	1
	(ii) Money at call and short notice	1,955,32	1,357,20
	Total	2,012,91	1,357,21
	Total	2,247,02	1,636,06

Represents deposit with NABARD under the Rural Infrastructure Development Fund (RIDF) Deposit Scheme. This deposit is eligible for priority sector lending.

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 8 – INVESTMENTS			
Investments in India in			
(i) Government securities		5,295,03	3,412,62
(ii) Other approved securities		11,84	11,94
(iii) Shares		145,18	197,13
(iv) Debentures and Bonds		5,106,82	2,578,10
(v) Joint Venture		89	89
(vi) Units and Others		1,444,26	944,46
	Total	12,004,02	7,145,14
SCHEDULE 9 – ADVANCES			
A. (i) Bills purchased and discounted		1,325,08	716,48
(ii) Cash Credits, Overdrafts and Loans repayable on demand		1,737,52	1,376,53
(iii) Term loans		3,751,12	2,543,65
	Total	6,813,72	4,636,66
B. (i) Secured by tangible assets*		6,185,71	3,853,20
(ii) Covered by Bank/Government Guarantees		51,48	100,63
(iii) Unsecured		576,53	682,83
	Total	6,813,72	4,636,66
** Including advances against Book Debts*			
C. Advances in India			
(i) Priority Sector		732,46	667,52
(ii) Public sector		910,69	505,14
(iii) Banks		188,34	446,99
(iv) Others		4,982,23	3,017,01
	Total	6,813,72	4,636,66

(Advances are net of specific loan loss provisions)

(Rs. lacs)

SCHEDULE 10 – FIXED ASSETS

		As at 31-03-2002	As at 31-03-2001
A. **Premises** *(including Land)*			
Gross Block			
At cost on 31 March of the preceding year		129,60	103,62
Additions during the year		33,05	26,53
Deductions during the year		(9,47)	(55)
	Total	153,18	129,60
Depreciation			
As at 31 March of the preceding year		13,87	10,82
Charge for the year		4,25	3,58
On deductions during the year		(78)	(53)
	Total	17,34	13,87
Net Block		135,84	115,73
B. **Other Fixed Assets** *(including furniture and fixtures)*			
At cost on 31 March of the preceding year		274,33	193,04
Additions during the year		135,22	88,59
Deductions during the year		(5,65)	(7,30)
	Total	403,90	274,33
Depreciation			
As at 31 March of the preceding year		114,04	70,88
Charge for the year		63,32	48,17
On deductions during the year		(3,43)	(5,01)
	Total	173,93	114,04
Net Block		229,97	160,29
C. **Assets on Lease** *(Plant and Machinery)*			
Gross Block			
At cost on 31 March of the preceding year		43,83	43,83
	Total	43,83	43,83
Depreciation			
As at 31 March of the preceding year		9,17	6,98
Charge for the year		1,45	2,19
	Total	10,62	9,17
Lease Adjustment Account			
As at 31 March of the preceding year		20,94	15,05
Charge for the year		6,98	5,89
	Total	27,92	20,94
Unamortised cost of assets on lease		5,29	13,72
	Total	371,10	289,74



Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 11 – OTHER ASSETS			
I.	Interest accrued	455,66	235,93
II.	Advance tax *(net of provision)*	29,51	37,36
III.	Stationery and stamps	34	56
IV.	Bond and share application money pending allotment	1,00	—
V.	Security deposit for commercial and residential property	72,34	86,16
VI.	Cheques in course of collection	405,53	437,13
VII.	Other assets	175,97	126,24
	Total	114,035	92,338

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 12 – CONTINGENT LIABILITIES			
I.	Claims against the Bank not acknowledged as debts	1,74	1,74
II.	Liability on account of outstanding forward exchange contracts	11,984,92	8,676,67
III.	Liability on account of outstanding derivative contracts	5,302,85	2,951,61
IV.	Guarantees given on behalf of constituents- in India	1,695,03	1,741,22
V.	Acceptances, endorsements and other obligations	944,41	1,171,82
VI.	Other items for which the Bank is contingently liable	399,00	468,00
	Total	20,327,95	15,011,06

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 13 – INTEREST EARNED			
I.	Interest/discount on advances/bills	623,93	493,17
II.	Income from investments	863,97	635,59
III.	Interest on balance with RBI and other inter-bank funds	213,96	130,58
IV	Others	1,13	12
	Total	1,702,99	1,259,46

(Rs. lacs)

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 14 – OTHER INCOME			
I.	Commission, exchange and brokerage	164,48	134,11
II.	Profit on sale of investments	103,83	11,50
III.	(Loss) on sale of building and other assets	(81)	(60)
IV.	Profit on exchange transactions	39,14	25,25
V.	Miscellaneous income	26,61	15,27
	Total	333,25	185,53

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 15 – INTEREST EXPENDED			
I.	Interest on Deposits	915,52	639,03
II.	Interest on RBI/Inter-bank borrowings	132,85	94,76
III.	Other interest	25,37	19,96
	Total	1,073,74	753,75

		As at 31-03-2002	As at 31-03-2001
SCHEDULE 16 – OPERATING EXPENSES			
I.	Payments to and provisions for employees	109,24	78,00
II.	Rent, taxes and lighting	57,75	43,41
III.	Printing & stationery	17,72	17,24
IV.	Advertisement and publicity	18,78	4,63
V.	Depreciation on Bank's property	69,02	53,94
VI.	Directors' fees, allowances and expenses	5	(74)
VII	Auditors' fees and expenses	22	21
VII.	Law charges	21	21
VIII.	Postage, telegram, telephone etc.	37,06	30,82
IX.	Repairs and maintenance	34,72	24,17
X.	Insurance	8,36	6,23
XI.	Other Expenditure*	64,82	51,47
	Total	417,95	309,59

** Other expenditure, inter alia, includes professional fees, travel and hotel charges, entertainment, Registrar and Transfer agency fees and system management fees.*

Schedules to the Accounts - *(Contd.)*

(Rs. lacs)

SCHEDULE 17 – PROVISIONS AND CONTINGENCIES

		As at 31-03-2002	As at 31-03-2001
I.	Income tax	**128,34**	104,94
II.	Wealth tax	**18**	25
III.	Loan loss provision	**85,77**	52,96
IV.	Depreciation and amortisation on investments	**19,16**	13,38
V.	Others	**14,06**	—
	Total	**247,51**	171,53

(Rupees)

SCHEDULE 18 – EARNINGS PER EQUITY SHARE

Annualised earnings per equity share have been calculated based on the net profit after taxation of **Rs. 297,04 lacs** (previous year: Rs. 210,12 lacs) and the average number of equity shares in issue during the year of **26,98,84,245** (previous year : 24,32,79,132)

Following is the reconciliation between basic and diluted earnings per equity share :

	2001-2002	2000-2001
Basic earnings per share	**11.01**	8.64
Effect of potential equity shares for stock options and subordinated debt	**(0.72)**	(0.66)
Diluted earnings per share	**10.29**	7.98

Basic earnings per equity share has been computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period as per details given below:

	2001-2002	2000-2001
Weighted average number of equity shares used in computing basic earnings per equity share	**26,98,84,245**	24,32,79,132
Effect of potential equity shares for stock options outstanding and subordinated debt	**3,08,35,755**	3,13,22,314
Weighted average number of equity shares used in computing diluted earnings per equity share	**30,07,20,000**	27,46,01,446

SCHEDULE 19 – NOTES APPENDED TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH, 2002.

	For the year	
	2001-2002	2000-2001
1. Capital Adequacy Ratio		(Rs lacs)
The Bank's capital adequacy ratio, calculated in accordance with RBI guidelines, is as follows:		
Tier 1 Capital	1,692,46	912,89
Tier 2 Capital	487,16	252,79
Total Capital	2,179,62	**1,165,68**
Total risk weighted assets and contingents	15,652,17	10,510,19
Capital ratios		
Tier 1	10.81%	8.69%
Total capital	13.93%	11.09%
2. Business ratios/information		
Interest income as a percentage of working funds[1]	8.46%	9.69%
Net interest income as a percentage of working funds	3.12%	3.89%
Non-interest income as a percentage of working funds	1.65%	1.43%
Operating profit[2] as a percentage of working funds	2.61%	2.83%
Return on assets *(average)*	1.48%	1.62%
Business[3] per employee (Rs. lacs)	7,78	6,43
Profit per employee[4] (Rs. lacs)	9.75	8.61
Percentage of net Non Performing Assets[5] to customer assets[6]	0.30%	0.29%
Percentage of net Non Performing Assets to net advances[7]	0.50%	0.45%

Definitions:

1. *Working funds is the daily average of total assets during the year.*
2. *Operating profit = (Interest income + other income – interest expense – operating expense – depreciation on investments)*
3. *Business is the total of net advances and deposits.*
4. *Productivity ratios are based on average employee numbers.*
5. *Net NPAs are non performing assets net of interest in suspense and specific provisions.*
6. *Customer assets include gross advances (but net of specific provisions), credit substitutes like debentures, commercial paper and unamortised cost of assets leased out.*
7. *Net advances are net of bills rediscounted and specific loan loss provision.*

Schedules to the Accounts - *(Contd.)*

3. American Depository Shares (ADS)

The Bank listed its stock in the form of American Depository Shares (ADS) on the New York Stock Exchange on 20 July, 2001 at a price of USD 13.83 per ADS. Each ADS represents 3 equity shares. The issue size was USD 150 million plus a green shoe over allotment option of 15% (USD 22.5 million) which was exercised. Net of issue expenses, the Bank received USD 165.6 million. Consequent to this issue, the share capital of the Bank has increased by Rs. 37,42 lacs and the reserves of the bank have increased by Rs. 742,92 lacs as share premium after charging off issue related expenses.

4. Employees Stock Option Scheme

On 8 February, 2002, the Bank granted 1,406,900 options to employees under the Plan at an option price of Rs. 226.96 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 1.91 higher than the closing quoted market price on the date of the grant; accordingly, no stock based compensation arose on these grants.

5. Reserves and Surplus

General Reserve

The Bank has made an appropriation from the Profit and Loss Account balance of Rs. 28,88 lacs in respect of earlier years and Rs. 29,71 lacs out of profits for the year ended 31 March, 2002 to General Reserve pursuant to Companies (Transfer of Profits to Reserves) Rules, 1975.

Investment Fluctuation Reserve

In an effort to create a need for banks to follow prudent policy for utilising gains realised on sale of investments, the Reserve Bank of India vide its circular no. DBOD.BP.BC.57/21.04.048/2001-02 dated January 10, 2002 issued guidelines on the need to appropriate a minimum of 5% of the investment portfolio to an investment fluctuation reserve over a period of five years. Pursuant to these guidelines, the Bank has transferred to an investment fluctuation reserve an amount equivalent to 2% of the Bank's investment portfolio.

Debenture Redemption Reserve

Pursuant to Section 117C (1) of the Companies Act as amended by Companies (Amendment) Act, 2000, companies, including banking companies, need to create debenture redemption reserve for the redemption of debentures issued after the commencement of this Act. The Bank issued the third tranche of subordinated debt aggregating Rs. 50 crores on 23 March, 2001. Consequently, the Bank has created debenture redemption reserve of Rs. 973 lacs based on straight line amortisation over the term of the debenture.

6. Subordinated Debt

Subordinated debt outstanding as at 31 March, 2002 is a long-term unsecured non-convertible debt aggregating **Rs. 200 crores** (previous year: Rs. 200 crores). This debt is subordinate to present and future senior indebtedness of the Bank and qualifies as Tier 2 risk-based capital under the RBI's guidelines for assessing capital adequacy. Based on the balance term to maturity as at 31 March, 2001, only 60% of the book value of subordinated debt is considered as Tier 2 capital for the purpose of capital adequacy computation.

Conversion clause

Of the outstanding amount of debt, Rs. 150 crores principal amount of subordinated debt issued to certain Government owned Indian financial institutions consists a clause, wherein, in the event of a default in payment of interest or principal, the primary lender shall have the right to convert, at its option, up to the whole of the outstanding amount of interest, principal, not exceeding 20% of such outstanding amount, whichever is lower, into fully paid equity shares at an exercise price equal to the par value of such shares. These provisions are commonly found in loan agreements of this nature. The Bank has never missed any payment on this debt or on any other debt. If the Bank were to default on all such debt and be obligated to issue the maximum number of shares on the basis of the amount outstanding and interest payable till 31 March, 2002, such amount would approximately be 296 lac shares.

7. Other liabilities

Others in other liabilities include general loan loss provisions of **Rs. 117,34 lacs** (previous year: Rs. 92,59 lacs)

8. Dividend paid on shares issued on exercise of stock options

As per the Employees Stock Option Scheme approved by the shareholders of the Bank in January 2000, the shares issued on exercise of such options would be eligible only for a pro-rata dividend in the year of issuance.

In February 2000, the Securities Exchange Board of India (SEBI) issued a directive to the National Securities Depository Limited (NSDL) to allot not more than one ISIN number for a company whose shares are being traded compulsorily in dematerialised form by all investors.

Unable to segregate those shares which were issued and allotted on exercise of stock options because of the SEBI's directive, the Bank paid full dividend of Rs. 2 per share for the year ended March 2001 even on the shares issued and allotted on 31 March, 2001 pursuant to the exercise of the stock options. This payment is subject to shareholders' approval in the ensuing general meeting.

9. Investments

- Investments as at 31 March, 2002 include securities held under reverse repurchase options of **Rs. 282,35 lacs** (previous year Rs. 172,98 lacs).
- Other investments include commercial paper of **Rs. 1,196,18 lacs** (previous year: Rs. 867,97 lacs).
- Summary of investment portfolio

(Rs. lacs)

	31 March, 2002	31 March, 2001
Gross value of investment	12,010,47	7,154,24
Depreciation in the value of investment	6,45	9,10
Net book value	12,004,02	7,145,14

Book value of equity shares and units is restated at market value, if the year end valuation requires a mark down in that category.

10. Advances

Advances are net of specific loan loss provisions, interest in suspense and bills rediscounted.

11. Other Assets

Other assets include deferred tax asset of Rs. 30,73 lacs. The period break up of the same is as follows:

(Rs. lacs)

Deferred tax asset	**31 March, 2002**
Previous years'	**16,35**
For the year 2001-2002	**14,38**
Total	**30,73**

12. Interest Income

Interest income under the sub-head income from investments includes dividend received during the year on units, equity and preference shares amounting to **Rs. 37,14 lacs** (previous year: Rs. 32,39 lacs)

13. Interest Expense

Other interest expense represents interest on subordinated debt.

14. Commission, Exchange and Brokerage Income

Commission, Exchange and Brokerage income includes lease rentals net of equalisation charge and is also net of correspondent bank charges and brokerage paid on purchase and sale of investments.

15. Miscellaneous Income includes **Rs. 24,97 lacs** (previous year: Rs. 14,60 lacs) pertaining to derivative transactions.

16. Income taxes

The income tax expense comprises the following:

	(Rs. lacs) **31 March, 2002**
Current income tax expense	**142,72**
Deferred income tax expense (benefit)	**(14,38)**
Income tax expense	**128,34**

The following is the reconciliation of estimated income taxes at the statutory income tax rate to income tax expense as reported:

	(Rs. lacs) **31 March, 2002**
Net income before taxes	**425,38**
Effective statutory income tax rate	**35.7%**
Expected income tax expense	**151,86**
Adjustments to reconcile expected income tax to actual tax expense:	
Permanent differences:	
Income exempt from taxes	**(28,44)**
Other, net	**5,33**
Effect of change in statutory tax rate	**(41)**
Income tax expense	**128,34**

The tax effects of significant temporary differences are as follows:

	(Rs. lacs) **31 March, 2002**
Tax Effect of:	
Deductible temporary differences:	
Provision for loan losses	**23,03**
Deferred tax asset	**23,03**
Taxable temporary differences:	
Property and equipment	**(8,08)**
Other, net	**(57)**
Deferred tax liability	**(8,65)**
Net deferred tax asset	**14,38**

Management believes that the realisation of the recognised deferred tax assets is more likely than not based on expectations as to future taxable income.

17. Maturity pattern of key assets and liabilities

As at 31 March, 2002 (Rs. lacs)

	1-14 days	15-28 days	29 days to 3 months	Over 3 months to 6	Over 6 months to 12 months	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans and Advances	1,685,96	568,67	2,040,61	960,37	192,03	1,320,74	301,46	82,88	7,152,72
Investments	1,302,71	426,58	1,844,74	827,71	1,683,81	3,907,83	799,49	928,80	11,721,67
Deposits	1,781,74	546,99	1,413,45	1,150,82	3,636,01	8,590,37	529,64	4,79	17,653,81
Borrowings	1,658,95	13,45	42,51	105,12	1,00	—	1,99	—	1,823,02
Foreign currency assets	284,18	39,35	47,55	74,76	15,25	—	—	—	461,09
Foreign currency liabilities	26,70	8,93	42,68	90,19	161,35	440,88	4	—	770,77

- Assets and liabilities are classified as per the guidelines issued by the Reserve Bank of India.
- Advances are gross of bills rediscounted.
- Investments are net of reverse repurchase options.
- Foreign currency assets do not include those assets which have been swapped out of rupee funds and hence these are placed in the domestic currency maturity profile.

18. Lending to sensitive sectors

(Rs. lacs)

	As at 31 March, 2002	As at 31 March, 2001
Capital Market Sector*	63,95	174,80
Real Estate Sector	6,82	15,13
Commodities Sector	152,00	49,28
Total	222,77	239,21

* Lending to capital market sector represents loans, the recoverability of which is sensitive to capital market fluctuations. The above does not include advances to individuals against collateral of shares for personal purposes like education, housing, consumption etc. of **Rs. 273,26 lacs** (previous year: Rs. 305,29 lacs) in line with the guidelines issued by the Reserve Bank of India vide its circular DBOD.BP.BC.119/21.04.137/2000-2001.

19. Financing of equities and investments in shares

(Rs. lacs)

	As at 31 March, 2002	As at 31 March, 2001
Equity shares	18,62	36,89
Convertible bonds & debentures	—	—
Preference shares	127,45	161,13
Equity linked units	—	1,61
Advance against shares	316,00	458,09
Margin trading	—	—
Total	462,07	657,72

Advance against shares includes advances to individuals for personal purposes, like education, housing, consumption etc., against security of shares of Rs. 273,26 lacs (previous year Rs. 305,29 lacs) which should be excluded for reckoning the Bank's aggregate exposure by way of financing of equities.

Schedules to the Accounts - *(Contd.)*

20. Movements in NPAs (funded)

Gross NPAs	2001-2002	(Rs. lacs) 2000-2001
As at 1 April	146,79	**121,83**
Additions during the year	91,19	39,62
Deductions during the year	15,12	14,66
As at 31 March	**222,86**	**146,79**
Provisions		
As at 31 March	126,09	**84,86**
Additions during the year	85,40	50,49
Deductions during the year	22,99	9,26
As at 31 March	**188,50**	**126,09**
Net NPAs as at 31 March	34,36	**20,70**

21. Movement in provisions for depreciation on investments:

	(Rs. lacs)
As at 1 April, 2001	**9,10**
Add: Provisions made during the year	5,18
Less: Write-off, write back of excess provision during the year	7,83
As at 31 March, 2002	**6,45**

22. Chairman's appointment

Mr. Jagdish Capoor was appointed as a part time Chairman of the Bank with effect from 6 July, 2001 until 5 July, 2004. His appointment for the said period would require the approval of the shareholders in the ensuing general meeting.

23. Related Party Transactions

As per AS-18 issued by the Institute of Chartered Accountants of India, the Bank's related parties in terms of AS-18 are disclosed below:

List of related parties:

Promoter

Housing Development Financial Corporation Ltd. (HDFC Ltd.)

Enterprises under common control of the promoter

HDFC Asset Management Company Ltd.
HDFC Developers Ltd.
HDFC Investments Ltd.
GRUH Finance Ltd.
Intelenet Global Services Ltd.
HDFC Standard Life Insurance Co. Ltd.
HDFC Holdings Ltd.
HDFC Trustee Co. Ltd.
HDFC Realty Ltd.
Credit Information Bureau of India Ltd.

Associates

Computer Age Management Services Pvt. Ltd.
Net Savvy Solutions Ltd.
HDFC Securities Limited
Acsys Software (India) Private Ltd.
Softcell Technologies Ltd.

Key Management Personnel

Aditya Puri, Managing Director

Others

Salisbury Investments Pvt. Ltd.

The Bank's related party balances and transactions are summarised as follows:

Name of the related party	Nature of transactions
HDFC Limited	Loan to HDFC. The Bank has obtained regulatory approval to maintain a loan to HDFC Ltd. for Rs. 3750 lacs that was originally made by and acquired from Times Bank Ltd. The loan is due to mature in 2004. The Bank earned an interest of Rs. 347 lacs from the said loan. Others The Bank paid Rs. 83 lacs towards rent, maintenance and service charges. The Bank has paid Rs. 2 lacs as deposits to secure leased property
HDFC Asset Management Company Ltd. (HDFC AMC)	HDFC AMC provided discretionary portfolio management services to the Bank. The Bank incurred expense of Rs.3 lacs for services rendered by the AMC.
HDFC Standard Life	The bank borrowed money in call from HDFC Standard Life. The maximum amount of monies borrowed as call money was Rs. 60 lacs. The Bank paid interest of Rs. 0.01 lacs.
HDFC Securities Limited (HSL)	HSL provided sales assistance to the Bank The Bank has paid Rs. 87 lacs for sales assistance provided by HSL. Rent and maintenance charges paid to HSL were Rs. 32 lacs. Charges for services rendered to HSL were Rs. 16 lacs. Capital advances made or fixed assets purchased were Rs. 75 lacs.
Computer Age Management Services Pvt. Ltd. (CAMS)	The Bank paid Rs. 6 lacs towards services rendered by CAMS.
Acsys Software (India) Private Ltd. (ACSYS)	The Bank paid Rs. 4 lacs to ACSYS for services rendered.
Net Savvy Solutions Ltd.	The Bank paid Rs. 32 lacs for services utilised and Rs. 43 lacs towards capital assets purchased or as capital advances made.
Softcell Technologies Ltd.	The Bank paid Rs. 61 lacs for services utilised and Rs. 382 lacs for capital assets purchased or as capital advances made.
Managing Director	Remuneration includes basic, allowances, bonus, reimbursements and perquisites (valued as per tax rules) : Rs 99 lacs Outstanding loan amount: Rs 50 lacs. Interest earned Rs. 1 lac. Rent paid Rs. 1.27 lacs.
Salisbury Investments Pvt. Ltd.	Security deposit for residential accomodation Rs. 2,10 lacs and Rs. 5.4 lacs as rent paid.

Amounts due to (from) related parties: (Rs. lacs)

Name of the Related Party	Amounts Payable	Amounts Recoverable
Softcell Technologies Ltd.	**4**	–
HDFC Securities Limited (HSL)	**3**	**1**
Computer Age Management Services Pvt. Ltd. (CAMS)	**1**	–

24. Segment reporting

The Bank operates in three segments: wholesale banking, retail banking and treasury services. (See Principal Accounting Policy B10).

Summary of the three operating segments of the Bank are: (Rs. lacs)

	Wholesale	Retail	Treasury	Unallocated	Year ended 31 March, 2002
Revenue					
Segment Revenue	1,606,45	1,487,44	405,41	—	3,499,30
Less: Inter-Segment Revenue	—	—	—	—	1,463,06
Total	**1,606,45**	**1,487,44**	**405,41**	—	**2,036,24**
Result					
Segment Result	207,80	104,92	112,66	—	425,38
Income tax	—	—	—	(142,72)	(142,72)
Deffered Tax	—	—	—	14,38	14,38
Total Result	**207,80**	**104,92**	**112,66**	**(128,34)**	**297,04**
Capital Employed					
Segment assets	15,553,24	5,211,98	2,504,86	517,30	23,787,38
Segment liabilities	(8,031,63)	(11,532,87)	(1,722,46)	(2,500,42)	(23,787,38)
Net Segment assets	**7,521,61**	**(6,320,89)**	**782,40**	**(1,983,12)**	—
Other information					
Capital Expenditure	22,33	119,04	26,90	—	168,27
Depreciation	13,21	47,10	8,71	—	69,02

25. Derivatives :

Interest Rate Swaps: (Rs. lacs)

Notional Principal	Rupee IRS Foreign Currency IRS	3,593,00 387,96
Fair Value	Rupee IRS Foreign Currency IRS	(2,29) 69
Default Risk	Rupee IRS Foreign Currency IRS	8,66 2,89
Market Risk	In case of a 1 basis point change in the interest rates there will be a negative impact of Rs. 1 lac in the case of Rupee IRS and Rs. 4 lacs in the case of Foreign Currency Swaps.	
Collateral	As per prevailing market practice, collateral is not insisted upon from the counter party.	
Credit Risk Concentration	77% of the total default risk is in the banking industry.	
Accounting Policy	Interest rate swaps are reported as off balance sheet exposures. The swaps are bifurcated as trading or hedged swaps. Trading swaps are valued with the resulting unrealised loss being provided for in the Profit & Loss account. Gain, if any, being unrealised is ignored. Hedged swaps are accounted for on an accrual basis.	

The above excludes interest rate swaps embedded in cross currency interest rate swaps. Notional value of such swaps is **Rs. 424,21 lacs.**

There were no Forward Rate Agreements (FRAs) outstanding as at 31 March, 2002.

26. Comparative figures

Figures for the previous year have been regrouped wherever necessary to conform with the current year's presentation.

PRINCIPAL ACCOUNTING POLICIES

A BASIS OF PREPARATION

The financial statements are prepared on the historical cost convention, on the accrual basis of accounting, and conform to statutory provisions and practices prevailing within the banking industry in India.

B SIGNIFICANT ACCOUNTING POLICIES

1. Investments

In accordance with the Reserve Bank of India guidelines, Investments are classified into "Held for trading", "Available for sale" and "Held to maturity" categories (hereafter called "categories"). However, for disclosure in the Balance Sheet, these are classified under six groups (hereafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries/Joint ventures and Other Investments.

Brokerage, Commission etc. paid at the time of acquisition, is charged to revenue.

Broken period interest on debt instruments is treated as a revenue item.

Cost of investments is based on the weighted average cost method.

Basis of classification :

Securities that are held principally for resale within 90 days from the date of purchase are classified as "Trading".

Investments that the Bank intends to hold to maturity are classified as "Held to maturity". These are carried at acquisiton cost, unless acquired at a premium, which is amortised over the period remaining to maturity.

Securities which are not classified in the above categories, are classified as "Available for Sale".

An investment is classified as Held for Trading, Available for Sale and Held to Matuity at the time of its purchase.

Valuation :

- Held for trading
  Each scrip in this category is revalued at the market price or fair value and only the net depreciation of each group in this category is recognised in the profit and loss account.
- Held to maturity
  These are carried at their acquisition cost and not marked to market. Any premium on acquisition is amortised over the balance maturity of the security.
- Available for sale
  For investments classified as available for sale, depreciation/appreciation for each group as disclosed in the balance sheet is aggregated. Net appreciation, if any, for each category is ignored, net depreciation is recognised in the profit and loss account.

The valuation of investments is made in accordance with the Reserve Bank of India's guidelines.

2 Advances

Advances are recognised as non-performing based on RBI guidelines. Interest on non-performing advances is credited to an interest suspense account and not recognised in the profit and loss account until received.

Specific loan loss provisions in respect of non-performing advances are made based on management's assessment of the degree of impairment of the advances, subject to the minimum provisioning level prescribed in RBI guidelines.

The Bank also maintains general provisions to cover potential credit losses which are inherent in any loan portfolio but, not yet identified. These general provisions are linked to projected delinquencies for retail loans and other advances managed on a product program basis. For corporate standard assets, general provisions are determined having regard to overall portfolio quality, asset growth, economic conditions and other risk factors.

3 Fixed assets and depreciation

Fixed assets are capitalised at cost. Cost includes cost of purchase and all expenditure like site preparation, installation costs, professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only where it increases the future benefit/ functioning capability from/of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight line basis. The rates of depreciation for certain key fixed assets used in arriving at the charge for the year are:

- Improvements to lease hold premises are charged off over the primary period of lease.
- VSATs at 10% per annum
- ATMs at 12.5% per annum
- Office equipment at 16.21% per annum
- Computer hardware at 33.33% per annum
- Motor cars at 25% per annum
- Software and System development expenditure 25% per annum
- Assets at residences of executives of the Bank at 25% per annum
- Items costing less than Rs 5,000/- are fully depreciated in the year of purchase
- All other assets are depreciated as per the rates specified in Schedule XIV of the Companies Act, 1956.

4 Transactions involving foreign exchange

Foreign currency assets and liabilities are translated at the balance sheet date at rates notified by the Foreign Exchange Dealers' Association of India (FEDAI).

Foreign exchange contracts (other than deposit and placement swaps) outstanding at the balance sheet date are revalued at rates notified by FEDAI and resulting profits or losses are included in the profit and loss account. Foreign exchange swaps "linked" to foreign currency deposits and placements are translated at the ruling spot rate at the time of swap. The premium/discount on the swap arising out of the difference in the exchange rate on the swap (spot) date and the maturity date of the underlying forward contract, is amortised over the period of the swap and the same is recognised as interest income/ expense.

Contingent liabilities at the balance sheet date on account of outstanding foreign exchange contracts are reported at contracted rates.

Income and expenditure items are accounted for at exchange rates ruling on the date of the transaction.

5. Lease accounting

Lease income is recognised based on the Internal Rate of Return method over the primary period of the lease and accounted for in accordance with the AS-19 issued by the Institute of Chartered Accountants of India (ICAI).

6. Retirement Benefits

Gratuity

The Bank provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees and managed by the Life Insurance Corporation of India ("LIC") for an amount notified by the LIC. The Bank accounts for the liability for future gratuity benefits based on an external actuarial valuation carried out annually.

Superannuation

Employees of the Bank above a prescribed grade are entitled to receive retirement benefits under the Bank's superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee's eligible annual salary to the LIC, who administer the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognises such contributions as an expense in the year incurred.

Provident fund

In accordance with law, all employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of employee's salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees. The Bank has no liability for future provident fund benefits other than its annual contribution, and recognises such contributions as an expense in the year incurred.

The Bank does not have a policy of providing Leave Encashment to its employees.

7. **Fees and commission income**

Fees and commission income is recognised when due, except for guarantee commission which is recognised over the period of the guarantee.

8. **Income tax**

Income tax comprises the current tax provision and the net change in the deferred tax asset or liability in the year. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognised subject to management's judgement that realisation is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the income statement in the period of enactment of the change.

9. **Earnings per share**

The Bank reports basic and diluted earnings per equity share in accordance with AS-20, *Earnings Per Share*. Basic earnings per equity share has been computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period.

10. **Segment Information – Basis of preparation**

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

The wholesale banking segment provides loans and transaction services to corporate and institutional customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from commercial paper, debentures and bonds, interest earned on the cash float arising from transaction services, and fees from such transaction services and also trading operations on behalf of corporate customers in debt, foreign exchange and derivatives segment. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading. Revenues of the treasury services segment primarily consist of fees and gains or losses from trading operations.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments.

Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

11. Net Profit

The net profit in the profit and loss account is after provision for any depreciation in the value of investments, provision for taxation and other necessary provisions.

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors

Mumbai, 15 April, 2002

Cash Flow Statement for the year ended 31 March, 2002

	2001-2002	2000-2001
		(Rs lacs)
Cash flows from operating activities		
Net profit before income tax	425,38	315,06
Adjustment for:		
Depreciation charge for the year *(including lease equalisation charge)*	76,00	59,83
Depreciation and amortisation of premia on investments	19,16	13,38
Loan Loss provisions	85,77	52,96
ESOS compensation expense/(lapsed)	(54)	(1,94)
Contingency provision	14,06	—
Loss on sale of fixed assets	81	60
	620,64	439,89
Adjustments for :		
(Increase) in Investments	(4,875,54)	(1,408,75)
(Increase) in Advances	(2,262,83)	(1,227,28)
(Decrease)/Increase in Borrowings	590,12	(195,84)
Increase in Deposits	5,995,70	3,230,39
(Increase) in Other assets net of opening deferred tax adjustment	(180,26)	(219,62)
Increase in Other liabilities and provisions	525,95	625,35
	413,78	1,244,14
Direct taxes paid	(148,70)	(142,68)
Net cash flow from operating activities	265,08	1,101,46
Cash flows from investing activities		
Purchase of fixed assets	(168,27)	(115,12)
Proceeds from sale of fixed assets	10,10	1,69
Long term investments	(2,50)	(1,49)
Net cash used in investing activities	(160,67)	(114,92)

Cash Flow Statement for the year ended 31 March, 2002 - *(Contd.)*

(Rs lacs)

	2001-2002	2000-2001
Cash flows from financing activities		
Proceeds from issue of shares abroad (net of underwriting commission Rs. 32,50 lacs)	780,34	—
Money received on exercise of stock options by employees	4,72	4,18
Proceeds from issue of subordinated debt	—	50,00
Dividend provided last year paid during the year	(53,69)	(35,95)
Net cash generated from financing activities	731,37	18,23
Net increase/(decrease) in cash and cash equivalents	835,78	1,004,77
Cash and cash equivalents at 1 April, 2001	2,622,41	1,617,64
Cash and cash equivalents as at 31 March, 2002	3,458,19	**2,622,41**

For and on behalf of the Board

JAGDISH CAPOOR
Chairman

ADITYA PURI
Managing Director

SANJAY DONGRE
Vice President (Legal) & Company Secretary

Mumbai, 15 April, 2002

DEEPAK M. SATWALEKAR
JAGDISH S. BAIJAL
KEKI M. MISTRY
Dr. (Mrs.) AMLA SAMANTA
Dr. VENKAT RAO GADWAL
ANIL AHUJA
ARNOLD CHAVKIN
VINEET JAIN
Directors

AUDITORS' CERTIFICATE

We have verified the above cash flow statement of HDFC BANK LIMITED which has been compiled from and is based on the audited financial statements for the years ended 31 March, 2002 and 31 March, 2001. To the best of our knowledge and belief and according to the informations and explanations given to us, it has been prepared pursuant to clause 32 of the Listing Agreement with The Stock Exchange, Mumbai.

For **S. B. Billimoria & Co.**
Chartered Accountants

Nalin M. Shah
Partner

Mumbai, 15 April, 2002

The following balance sheets, statements of income, statements of cashflows, statements of shareholders' equity have been extracted from US GAAP audited financial statements on which our independent auditors Deloitte Haskins & Sells have issued an unqualified report dated 15 April, 2002.

For the readers' convenience, we have also provided a reconciliation of net profit as reported in statutory financial statements prepared in accordance with Indian GAAP to the net income as determined in accordance with US GAAP.

By order of the Board

Vinod Yennemadi
Country Head - Finance,
Administration & Secretarial

Summarised US GAAP Financial Statements

BALANCE SHEETS

As of March 31, 2001 and 2002

	As of March 31,		
	2001	2002	2002
	(In millions)		
ASSETS:			
Cash and cash equivalents	Rs. 26,121.1	Rs. 34,590.6	US$ 708.4
Investments held for trading	—	3,837.6	78.6
Investments available for sale	69,928.9	80,320.6	1,644.9
Investments held to maturity	—	35,429.9	725.6
Securities purchased under agreements to resell	1,771.9	2,823.5	57.8
Loans, net	51,083.2	71,528.9	1,464.9
Accrued interest receivable	2,309.9	4,084.0	83.6
Property and equipment	2,760.2	3,658.1	74.9
Other assets	7,153.3	6,759.0	138.4
Total assets	Rs.161,128.5	Rs.243,032.2	US$ 4,977.1
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Liabilities			
Interest-bearing deposits	Rs. 88,021.3	Rs.134,336.3	US$ 2,751.1
Non-interest bearing deposits	28,559.8	42,201.8	864.3
Total deposits	116,581.1	176,538.1	3,615.4
Securities sold under repurchase agreements	315.0	643.9	13.2
Short-term borrowings	16,671.2	21,600.3	442.3
Accrued interest payable	2,963.7	4,178.5	85.6
Long-term debt	2,220.6	2,157.9	44.2
Accrued expenses and other liabilities	11,617.1	15,852.6	324.6
Total liabilities	150,368.7	220,971.3	4,525.3
Shareholders' equity:			
Equity shares: par value—Rs.10 each			
Authorized 300,000,000 and 450,000,000 shares; issued and outstanding 239,738,286 shares and 279,032,838 shares	2,397.3	2,790.3	57.1
Additional paid in capital	3,957.2	11,679.1	239.2
Retained earnings	2,997.6	4,684.8	96.0
Statutory reserve	1,538.3	2,280.9	46.7
Deferred stock based compensation	(63.7)	(198.2)	(4.1)
Accumulated other comprehensive income (loss)	(66.9)	824.0	16.9
Total shareholders' equity	10,759.8	22,060.9	451.8
Total liabilities and shareholders' equity	Rs. 161,128.5	Rs.243,032.2	US$ 4,977.1

See accompanying notes to financial statements

STATEMENTS OF INCOME

For each of the years ended March 31, 2000, 2001 and 2002

	Years ended March 31,			
	2000	2001	2002	2002
	(In millions, except per share amounts)			
Interest and dividend revenue:				
Loans	Rs. 2,687.3	Rs. 4,898.1	Rs. 6,130.7	US$ 125.6
Trading account	—	—	218.7	4.5
Securities, including dividend	3,667.8	6,355.9	7,947.7	162.7
Other	457.4	1,307.5	2,150.9	44.0
Total interest revenue	6,812.5	12,561.5	16,448.0	336.8
Interest Expense:				
Deposits	2,865.9	6,390.8	9,158.5	187.5
Short-term borrowings	682.6	947.1	1,328.1	27.2
Long-term debt	216.6	235.5	275.9	5.7
Total interest expense	3,765.1	7,573.4	10,762.5	220.4
Net interest revenue	3,047.4	4,988.1	5,685.5	116.4
Allowance for credit losses, net	455.9	247.0	451.6	9.2
Net interest revenue after allowance for credit losses	2,591.5	4,741.1	5,233.9	107.2
Non-interest revenue, net:				
Fees and commissions	780.6	1,302.1	1,620.5	33.2
Trading account	—	—	600.9	12.3
Realized gains (losses) on sales of securities, net	92.4	(74.2)	344.4	7.0
Foreign exchange transactions	170.6	252.5	391.4	8.0
Derivative transactions	38.4	146.0	249.7	5.1
Other, net	—	0.7	8.2	0.2
Total non-interest revenue, net	1,082.0	1,627.1	3,215.1	65.8
Net revenue	3,673.5	6,368.2	8,449.0	173.0
Non-interest expense:				
Salaries and staff benefits	438.6	918.5	1,184.6	24.3
Premises and equipment	358.0	656.5	913.8	18.7
Depreciation and amortization	285.3	538.8	675.7	13.8
Administrative and other	558.5	1,048.7	1,421.9	29.1
Total non-interest expense	1,640.4	3,162.5	4,196.0	85.9
Income before income tax	2,033.1	3,205.7	4,253.0	87.1
Income tax	642.3	1,065.1	1,294.6	26.5
Net income	Rs. 1,390.8	Rs. 2,140.6	Rs. 2,958.4	US$ 60.6
Per share information:				
Earnings per equity share–basic	Rs. 7.05	Rs. 8.97	Rs. 11.10	US$ 0.23
Earnings per equity share–diluted	Rs. 7.03	Rs. 8.87	Rs. 11.04	US$ 0.23
Per ADS information (where 1 ADS represents 3 shares):				
Earnings per ADS–basic	—	—	Rs. 33.30	US$ 0.69
Earnings per ADS–diluted	—	—	Rs.33.12	US$ 0.69

See accompanying notes to financial statements

Summarised US GAAP Financial Statements - *(Contd.)*

STATEMENTS OF CASH FLOWS

For each of the years ended March 31, 2000, 2001 and 2002

	Years ended March 31,			
	2000	2001	2002	2002
	(In millions)			
Cash flows from operating activities:				
Net income	Rs. 1,390.8	Rs. 2,140.6	Rs.2,958.4	US$ 60.6
Adjustment to reconcile net income to net cash provided by operating activities:				
Allowance for credit losses	455.9	247.0	451.6	9.2
Depreciation and amortization	285.3	538.8	675.7	13.8
Amortization of deferred stock based compensation	80.1	135.0	89.8	1.8
Amortization of deferred acquisition costs	3.7	14.9	46.7	1.0
Amortization of investments	—	—	499.2	10.2
Provision for deferred income taxes	(106.1)	15.7	(105.6)	(2.2)
Accrued interest income	(1,181.2)	(688.7)	(1,774.1)	(36.3)
Net realized (gain) loss on sale of available for sale securities	(92.4)	74.2	(344.4)	(7.1)
Accrued interest expense	572.2	1,896.5	1,214.8	24.9
Loss on disposal of property and equipment, net	1.0	6.0	8.1	0.2
Net change in:				
Other assets	(230.2)	(1,933.8)	123.2	2.5
Other liabilities	1,598.9	4,328.7	4,340.9	89.0
Trading account assets	—	—	(3,837.6)	(78.6)
Net cash provided by operating activities	2,778.0	6,774.9	4,346.7	89.0
Cash flows from investing activities:				
Activity in available for sale securities:				
Purchases	(103,371.6)	(157,509.6)	(300,993.8)	(6,164.1)
Proceeds from sales	59,727.7	133,665.8	266,089.6	5,449.3
Maturities, prepayments and calls	21,601.2	12,430.5	25,514.1	522.5
Activity in held to maturity securities:				
Purchases	—	—	(45,908.5)	(940.2)
Maturities, prepayments and calls	—	—	10,213.3	209.2
Net change in repos and reverse repos	(1,775.9)	(2,463.4)	(722.7)	(14.8)
Increase in loans originated, net of principal collections	(7,905.9)	(15,271.7)	(20,897.3)	(428.0)
Additions to property and equipment	(469.3)	(1,150.7)	(1,682.6)	(34.5)
Proceeds from sale or disposal of property and equipment	33.6	16.9	101.0	2.1
Cash and equivalents taken over on acquisition of Times Bank Ltd.	2,418.9	—	—	—
Stamp duties paid on transfer of Times Bank Limited securities	(37.2)	—	—	—
Net cash used in investing activities	(29,778.5)	(30,282.2)	(68,286.9)	(1,398.5)
Cash flows from financing activities:				
Net increase in deposits	29,633.0	32,303.9	59,957.0	1,227.9
Net increase in short-term borrowings	10,255.9	936.5	4,929.1	100.9
Proceeds from issuance of long-term debt	173.5	595.6	—	—
Repayments of long-term debt (including debt assumed on the acquisition of Times Bank Limited in fiscal 2000)	(3,870.7)	(95.0)	(62.7)	(1.3)
Proceeds from issuance of equity shares and ADSs	1,857.0	57.0	8,114.9	166.2
Payment of dividends and dividend tax	(281.5)	(351.5)	(528.6)	(10.8)
Net cash provided by financing activities	37,767.2	33,446.5	72,409.7	1,482.9
Net change in cash flows	10,766.7	9,939.2	8,469.5	173.5
Cash and cash equivalents, beginning of year	5,415.2	16,181.9	26,121.1	534.9
Cash and cash equivalents, end of year	Rs. 16,181.9	Rs. 26,121.1	Rs. 34,590.6	US$ 708.4
Supplementary cash flow information:				
Interest paid	Rs. 3,152.6	Rs. 5,641.0	Rs.9,547.7	US$ 195.5
Income taxes paid	Rs. 761.7	Rs. 1,426.8	Rs. 1,487.0	US$ 30.5
Supplementary information on non cash transactions:				
Fair value of equity shares issued to acquire Times Bank Limited	Rs. 2,229.3	—	—	—
Net assets, other than cash and cash equivalents, acquired from Times Bank Limited	Rs. (189.6)	—	—	—

See accompanying notes to financial statements

STATEMENTS OF SHAREHOLDERS' EQUITY

For each of the years ended March 31, 2000, 2001 and 2002

	Number of equity shares	Equity share capital	Additional paid in capital	Retained earnings	Statutory reserve	Deferred stock based compensation	Accumulated other comprehensive income (loss)	Total Shareholders equity
	(In millions, except for equity shares)							
Balance at April 1, 1999	194,624,700	Rs.1,946.3	Rs.191.6	Rs.924.6	Rs.507.4	Rs. —	Rs. (1.5)	Rs.3,568.4
Shares issued	20,027,300	200.2	1,656.8					1,857.0
Shares issued on acquisition of Times Bank Limited	23,478,261	234.8	1,789.0		205.5			2,229.3
Net income				1,390.8				1,390.8
Dividends, including dividend tax				(281.5)				(281.5)
Stock options issued			278.8			(278.8)		—
Amortization of deferred stock based compensation						80.1		80.1
Transfer to statutory reserve				(300.1)	300.1			—
Unrealized loss on available for sale securities, net							(100.8)	(100.8)
Balance at March 31, 2000	238,130,261	2,381.3	3,916.2	1,733.8	1,013.0	(198.7)	(102.3)	8,743.3
Shares purchased by EWT Plan (See Note 18)	(48,375)	(0.5)	(9.5)					(10.0)
Shares issued upon exercise of options	1,656,400	16.5	50.5					67.0
Net income				2,140.6				2,140.6
Dividends, including dividend tax				(351.5)				(351.5)
Amortization of deferred stockbased compensation						135.0		135.0
Transfer to statutory reserve				(525.3)	525.3			—
Unrealized gain on available for sale securities, net							35.4	35.4
Balance at March 31, 2001	239,738,286	2,397.3	3,957.2	2,997.6	1,538.3	(63.7)	(66.9)	10,759.8
Shares issued upon exercise of options	1,875,900	18.8	292.7					311.5
Shares issued as ADSs upon IPO in the United States (See Note 19)	37,418,652	374.2	7,429.2					7,803.4
Net income				2,958.4				2,958.4
Dividends, including dividend tax				(528.6)				(528.6)
Amortization of deferred stock based compensation						(134.5)		(134.5)
Transfer to statutory reserve				(742.6)	742.6			—
Unrealized gain on available for sale securities, net							890.9	890.9
Balance at March 31, 2002	279,032,838	Rs.2,790.3	Rs.11,679.1	Rs.4,684.8	Rs.2,280.9	Rs.(198.2)	Rs.824.0	Rs.22,060.9
Balance at March 31, 2002	279,032,838	US$57.1	US$239.2	US$96.0	US$46.7	US$(4.1)	US$16.9	US$451.8

See accompanying notes to financial statements



Summarised US GAAP Financial Statements – *(Contd.)*

Reconciliation of net profit/income as per Indian GAAP and US GAAP		
		(In Rs million)
Particulars	Results for the year ended 31/03/2002	Results for the year ended 31/03/2001
Net profit as per Indian GAAP	**2,970.4**	**2,101.2**
Adjustments to:		
Investments	(379.3)	(55.4)
Loan loss provsions	406.1	282.5
Affiliates	18.2	(17.0)
Stock options	(89.8)	(142.7)
Deferred tax	(11.2)	(15.7)
Others	44.0	(12.3)
Net income as per US GAAP	**2,958.4**	**2,140.6**

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of
HDFC Bank Limited

We have examined the compliance of conditions of corporate governance by **HDFC Bank Limited** for the year ended on 31st March, 2002 as stipulated in clause 49 of the Listing Agreement of the said Bank with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of corporate governance as stipulated in the abovementioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India, we have to state that no investor grievance is pending for a period exceeding one month against the Bank as per the records maintained by the Shareholders and Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the Management has conducted the affairs of the Bank.

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

Nalin M. Shah
Partner

Mumbai, 19 April, 2002


HDFC BANK

Corporate Governance - *(Contd.)*

HDFC Bank has always believed in providing services without compromising on integrity and regulatory compliances through transparency in all dealings with strong emphasis on Corporate Governance which is an important instrument for investors protection. This section, besides, being a compliance of the requirement of listing agreements with the Stock Exchanges, gives an insight into the constitution and functions of the organisational structure through which the Bank functions. The essential elements of Corporate Governance are fairness, transparency, accountability and responsibility to which the Bank continues to remain committed.

BOARD OF DIRECTORS

The composition of the Board of Directors is governed by the Banking Regulation Act, 1949. Mr. Jagdish Capoor has been appointed as Chairman of the Bank with effect from 6 July, 2001 for a period of three years. The Board has a strength of 10 Directors (as on 31 March, 2002).

The Board consists of eminent persons with considerable professional expertise and experience in banking, finance and other fields as specified in the said Act. As required by law, the Board also has two Directors viz. Dr. (Mrs.) Amla Samanta and Dr. Venkat Rao Gadwal with specialised knowledge and experience in the small scale industry and agricultural sectors respectively.

Two Directors Mr. D. M. Satwalekar and Mr. K. M. Mistry represent the HDFC Group (the promoters) on the Board of the Bank. Two Directors Mr. Anil Ahuja and Mr. Arnold Chavkin have been nominated on the Board by the strategic investors. viz. The India Private Equity Fund (Mauritius) and Indocean Financial Holding Ltd. Mr. Vineet Jain represents the Bennett and Coleman Group.

- All Directors other than Mr. Aditya Puri, Managing Director are non-executive Directors on the Board.
- All Directors other than Mr. Aditya Puri, Managing Director and Mr. Keki Mistry, Managing Director of the promoter company, Housing Development Finance Corporation Limited are Independent Directors.
- Other than the transactions entered into in the normal course of banking business, the Bank has not entered into any materially significant transactions with its promoters, directors, management or relatives etc. which could have a potential conflict of interest with the Bank.

REMUNERATION OF DIRECTORS:

Mr. Aditya Puri was re-appointed as Managing Director for a period of 3 years with effect from 30 September, 1999. The details of the remuneration payable to the Managing Director are:

- Salary : Rs. 2,25,000/- p.m.
- Allowances –
  Entertainment : Rs. 5,000/- p.m.
  <u>Other Allowances</u>
  Servants/Gardeners : Rs. 2,500/- p.m.
  Soft Furnishing : Rs. 2,500/- p.m.
  Books & Periodicals : Rs. 1,000/- p.m.
  Club Fees : For 2 clubs
- Perquisites viz. gas & electricity, travelling/ halting allowance/ medical benefits : On actual basis.
- Performance related Bonus : 1999-2000 Rs. 24 lacs; 2000-2001 Rs. 27 lacs
- Housing accomodation : Bank's leased furnished accomodation.
- Car : i. Free use of Bank's car for official purposes.
  ii. Use of Bank's car for private purposes on payment of a suitable amount.
- Provident Fund : 12% of the basic salary
- Pension Fund : 15% of the basic salary.
- Gratuity : Half month's pay per year's service.
- 4,00,000 stock options have been granted under ESOS-I which will vest over the period of three years from 2 January, 2001.
- Other benefits : i. Personal accident insurance policy.
  ii. 30 days ordinary leave and 7 days sick leave every year.
  iii. Leave Fare Concession: Rs. 1,00,000/- p.a.

Corporate Governance - (Contd.)

Mr. Jagdish Capoor has been appointed as part time Chairman of the Bank with effect from 6 July, 2001. The professional fees payable to Mr. Capoor are Rs. 6 lacs per annum.

The remuneration of the Managing Director and the professional fees of the Chairman are approved by the Reserve Bank of India on the recommendation of the Board. Other Directors are paid only sitting fees of Rs. 5,000/- for each Board Meeting attended by them.

It is proposed to re-appoint Mr. Puri with effect from 30 September, 2002 for a period of 3 years subject to the approval of the Reserve Bank of India and the shareholders. The details relating to the revised remuneration proposed to be paid to Mr. Puri are furnished in the Notice convening the 8th Annual General Meeting.

BOARD MEETINGS:

- During the year under review, **eight** Board Meetings were held on 14 April, 2001; 1 June, 2001; 22 June, 2001; 31 July, 2001; 26 September, 2001; 22 October, 2001; 14 January, 2002 and 27 March, 2002.
- Details of attendance at the Board Meetings, directorship and membership in other companies for each director of the Bank are as follows:

Name of Director	Attendance at the Bank's Board Meeting	Directorship of other Indian Public Ltd. Co.	Members of Other Companies' Committees
Mr. Jagdish Capoor* *Chairman*	5	3	1
Mr. Aditya Puri *Managing Director*	8	Nil	Nil
Mr. D. M. Satwalekar	6	11	7
Mr. J. S. Baijal	6	3	Nil
Mr. K. M. Mistry	8	13	7
Dr. (Mrs.) Amla Samanta	7	Nil	Nil
Dr. V. R. Gadwal	8	Nil	Nil
Mr. Anil Ahuja	7	1	2
Mr. Vineet Jain	5	6	1
Mr. Arnold Chavkin	Nil	Nil	Nil
Mr. N. M. Munjee**	2	N.A.	N.A.

- *Mr. Jagdish Capoor has been appointed as Chairman of the Bank with effect from 6 July, 2001 for a period of 3 years and has attended all the meetings of the Board of Directors held after his appointment. Mr. Capoor is also the chairman of Bharatiya Reserve Bank Note Mudran Ltd. and Agricultural Finance Corporation Ltd. He is a director in Indian Hotels Co. Ltd.
- **Mr. Nasser Munjee has resigned as Director with effect from 21 September, 2001. Mr. Munjee attended two meetings of the Board of Directors.
- Dr. (Mrs.) Samanta is a director in Samanta Organics Pvt. Ltd. Dr. V. R. Gadwal is not a director in any other company.
- All Directors other than Mr. Nasser Munjee and Mr. Arnold Chavkin had attended the last Annual General Meeting held on 1 June, 2001.

COMMITTEES OF DIRECTORS:

The Board has constituted committees of directors to take informed decisions and to have involvement in the working of the Bank. These committees monitor the activities falling within their terms of reference. The Board's committees are as follows:

AUDIT & COMPLIANCE COMMITTEE:

The Audit & Compliance Committee constituted by the Bank consists of Mr. Jagdish Capoor, Mr. D. M. Satwalekar, Mr. Keki Mistry and Mr. Anil Ahuja. The Committee is chaired by Mr. Jagdish Capoor.

During the year the Committee held **five** meetings.

The terms of reference of the Audit & Compliance Committee are in accordance with paragraph C & D of Clause 49(II) of the Listing Agreement entered into with the Stock Exchanges and inter-alia includes the following:

a) Overseeing the Bank's financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

b) Recommending appointment and removal of external auditors and fixing of their fees;

c) Reviewing with management the annual financial statements with special emphasis on accounting


HDFC BANK

policies and practices, compliance with accounting standards and other legal requirements concerning financial statements; and

d) Reviewing the adequacy of the Audit and Compliance function, including their policies, procedures, techniques and other regulatory requirements.

COMPENSATION COMMITTEE:

The Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, consider grant of stock options to employees, reviewing compensation levels of the Bank's employees vis-a-vis other banks and industry in general. Mr. K. M. Mistry, Mr. Anil Ahuja, Dr. (Mrs.) Amla Samanta and Dr. V. R. Gadwal are the members of the Committee. The Committee is chaired by Mr. Keki Mistry.

During the year the Committee had one meeting.

SHARE COMMITTEE (SHAREHOLDERS AND INVESTORS' GRIEVANCE COMMITTEE):

The Share Committee approves and monitors transfers, transmission, splitting and consolidation of shares and bonds issued by the Bank and allotment of shares to the employees pursuant to the Employees Stock Option Scheme. The Committee also monitors redressal of complaints from shareholders relating to transfer of shares, non-receipt of Anuual Report, dividend, etc.

The Share Committee is chaired by Mr. Jagdish Capoor. The other members of the Committee are Mr. Aditya Puri and Mr. Keki Mistry.

The Committee met **thirteen** times during the year. The powers to approve share transfers and dematerialisation requests have also been delegated to the executives of the Bank to avoid delays that may arise due to non-availability of the members of the Share Committee. All the share transfer applications received upto 31 March, 2002 have been processed. The details of share transfers are reported to the Board of Directors.

During the year, the Bank received 173 complaints from shareholders which were resolved.

Further, no penalties or strictures were imposed on the Bank by any of the Stock Exchanges, SEBI or any statutory authority, on any matter related to capital markets, during last three years.

RISK MONITORING COMMITTEE:

The Risk Committee monitors the Bank's credit and market risk policies and procedures, approves and reviews dealing authorities/limits for the Bank's treasury operations and reviews its risk monitoring systems and risk reporting procedures. The Committee also ensures that the Bank's credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudently diversified.

The Committee consists of Mr. Anil Ahuja, Mr. D. M. Satwalekar and Mr. Aditya Puri. It is chaired by Mr. Anil Ahuja.

The Committee met **five** times during the year.

CREDIT APPROVAL COMMITTEE:

The Credit Approval Committee approves credit exposures which are beyond the powers delegated to the executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans.

The Committee comprises Mr. Jagdish Capoor, Mr. D. M. Satwalekar, Mr. Keki M. Mistry, Mr. Aditya Puri and Dr. (Mrs.) Amla Samanta.

The Committee is chaired by Mr. Jagdish Capoor and met **eleven** times during the year.

PREMISES COMMITTEE:

The Premises Committee approves purchase and leasing of premises for the use of Bank's branches and executives in accordance with the guidelines laid down by the Board. The Committee consists of Mr. Aditya Puri, Mr. K. G. Krishnamurthy, Advisor and Dr. (Mrs.) Amla Samanta.The Committee is chaired by Mr. Aditya Puri and met **six** times during the year.

COMMITTEES OF EXECUTIVES:

The Bank has also constituted committees of executives which meet frequently to discuss and take decisions on management of assets and liabilities (ALCO) and other operations, personnel matters etc.

COMPOSITION OF COMMITTEES OF DIRECTORS AND THE ATTENDANCE AT THE MEETINGS

AUDIT & COMPLIANCE COMMITTEE	
Mr. Jagdish Capoor w.e.f. 6/7/2001	3
Mr. K. M. Mistry	5
Mr. Anil Ahuja	4
Mr. D. M. Satwalekar	4

PREMISES COMMITTEE	
Mr. Aditya Puri	6
Mr. K. G. Krishnamurthy, Advisor	6
Dr. (Mrs.) Amla Samanta	6

COMPENSATION COMMITTEE	
Mr. K. M. Mistry	1
Mr. Anil Ahuja	1
Dr. (Mrs.) Amla Samanta	1
Dr. V. R. Gadwal	1

RISK MONITORING COMMITTEE	
Mr. N. M. Munjee*	2
Mr. Aditya Puri	4
Mr. Anil Ahuja	5
Mr. D. M. Satwalekar**	–

CREDIT APPROVAL COMMITTEE	
Mr. Jagdish Capoor w.e.f. 22/10/2001	4
Mr. D. M. Satwalekar	5
Mr. K. M. Mistry	10
Mr. Aditya Puri	4
Dr. (Mrs.) Amla Samanta	8

SHARE COMMITTEE	
Mr. Jagdish Capoor w.e.f. 22/10/2001	6
Mr. K. M. Mistry	12
Mr. Aditya Puri	8
Mr. N. M. Munjee*	1

* Mr. N. M. Munjee resigned as Director of the Bank with effect from 21 September, 2001.

** Mr. D. M. Satwalekar has been inducted as a member of the Risk Monitoring Committee with effect from 27 March, 2002.

GENERAL BODY MEETINGS		
	Date	**Venue**
7th AGM *	1 June, 2001	Nehru Centre Auditorium, Discovery of India Building, Worli, Mumbai 400 018
6th AGM **	19 May, 2000	Patkar Hall, SNDT Women's University, 1, Nathibai Thackersey Road, New Marine Lines, Mumbai 400 020
EGM ***	1 January, 2000	- As above-
5th AGM	1 June, 1999	- As above-

* Five special resolutions were passed. No postal ballots were used/invited for voting.

** Two special resolutions were passed. No postal ballots were used/invited for voting.

***Three special resolutions were passed. No postal ballots were used/invited for voting.


HDFC BANK

Corporate Governance - (Contd.)

MEANS OF COMMUNICATION:

The quarterly and half yearly unaudited financial results were published in Business Standard in English and Maharashtra Times/Mumbai Sakal in Marathi (regional language). The results were also displayed on the Bank's web site at www.hdfcbank.com.

FINANCIAL CALENDAR:

Financial year 1 April, 2001 to 31 March, 2002	
Board Meeting for considering of Accounts and recommendation of dividend	15 April, 2002
Posting of Annual Report	2 May, 2002 to 4 May, 2002
Book Closure dates	10 May, 2002 to 31 May, 2002
Last date of receipt of proxy forms	28 May, 2002
Date of 8th AGM	**30 May, 2002**
Dividend payment date	31 May, 2002
Probable date of dispatch of warrants	**31 May, 2002**
Board Meeting for considering unaudited results for first 3 quarters of FY 2002-03	By 25th day of the succeeding quarter.

LISTING ON STOCK EXCHANGES:

The shares of the Bank are listed on The Stock Exchange, Mumbai **(Stock Code 500180)**, National Stock Exchange of India Limited **(Stock Code HDFCBANK)**, The Stock Exchange, Ahmedabad **(Stock Code 00500)** and the New York Stock Exchange **(Stock Code HDB)**.

CATEGORIES OF SHAREHOLDERS:

AS ON 31 MARCH, 2002			
Category	No. of Folios	No. of Shares	% age
Individuals	269749	52145332	18.532
Companies	2104	22584612	8.027
Promoters	3	68860000	24.473
ADS Issue	1	37414452	13.297
Chase group	2	32539800	11.564
FIIs, NRIs, OCBs	1261	52603309	18.695
Mutual Fund, Banks, FIs	173	15227108	5.412
TOTAL	273293	281374613*	100.000

* Of this 121867 folios representing 23,77,96,664 (84.512%) shares are in dematerialised form.

INVESTORS HELPDESK:

Share transfers, dividend payments and all other investor related activities are attended to and processed at the office of our Registrars and Transfer Agents. For lodgment of transfer deeds and any other documents or for any grievances/complaints kindly contact at the following address:-

Mrs. Valsa Sajan/Mr. Sachin Manve/Mr. Vikrant Deshmukh, MCS Limited, Registrars and Transfer Agents, Unit : HDFC Bank, Sri Venkatesh Bhavan, Plot No. 27, Road No. 11, MIDC Area, Andheri (East), Mumbai - 400 093.

Tel: 821 5235 /36/37 Fax: 835 0456.
Email: mcsmum@vsnl.com
Counter Timing: 10.00 A.M. to 4.00 P.M.
(Monday to Saturday)

Corporate Governance – *(Contd.)*

For the convenience of investors, transfers only upto 500 shares and complaints from the investors are accepted at the Bank's Registered Office at Sandoz House, Dr. Annie Besant Road, Worli, Mumbai-400 018.

Kindly contact **Investors Helpdesk** between 10.30 a.m. to 3.00 p.m. between Monday to Friday (except on Bank holidays).

Telephone: 495 1616 Extn.: 1116.
Fax: 495 1771
Email: investors.helpdesk@hdfcbank.com

Name of the Compliance Officer of the Bank:
Mr. Sanjay Dongre – Company Secretary
Telephone: 4988484

DISTRIBUTION OF SHAREHOLDING AS AT 31 MARCH, 2002

No. of Equity Shares held	Folio		Shares	
	Nos.	% age	Nos.	% age
upto 00500	266101	97.37	32913384	11.70
00501 to 01000	4353	1.59	3335271	1.19
01001 to 02000	1232	0.45	1817782	0.65
02001 to 03000	385	0.14	974363	0.35
03001 to 04000	209	0.08	740807	0.26
04001 to 05000	186	0.07	857751	0.30
05001 to 10000	353	0.13	2567921	0.91
10001 and above	474	0.17	238167334	84.64
Total	273293	100.00	281374613	100.00

SHARE PRICE / VOLUME

The monthly high and low quotation and the volume of Shares traded on NSE are as under

Month	Highest (Rs.)	Lowest (Rs.)	Volume of shares traded
April, 2001	250.00	215.00	1666793
May, 2001	244.70	220.50	1905526
June, 2001	234.70	197.10	2076023
July, 2001	235.80	199.55	2272853
August, 2001	239.00	226.20	1098994
September, 2001	238.90	184.10	1793889
October, 2001	238.00	195.00	1623922
November, 2001	233.00	215.20	2401814
December, 2001	236.00	214.00	1614200
January, 2002	254.00	220.05	1417421
February, 2002	255.00	220.00	2081812
March, 2002	241.40	228.55	1068562

SHARE PRICE CHART



275.00
250.00
225.00
200.00
175.00
150.00
125.00
100.00
PRICE (Rs.)
2750
2500
2250
2000
1750
1500
1250
1000
VOLUME (No. of Shares: '000)
April, 2001
May, 2001
June, 2001
July, 2001
August, 2001
September, 2001
October, 2001
November, 2001
December, 2001
January, 2002
February, 2002
March, 2002
Highest Rs.
Lowest Rs.
Volume of Shares traded

Branch Network - Cities Covered



Jammu and Kashmir
Himachal Pradesh
Punjab
Uttaranchal
Haryana
Rajasthan
Uttar Pradesh
Arunachal Pradesh
Sikkim
Assam
Nagaland
Meghalaya
Bihar
Manipur
Tripura
Gujarat
Jharkhand
West Bengal
Mizoram
Madhya Pradesh
Chattisgarh
Orissa
Maharashtra
Andhra Pradesh
Karnataka
Tamil Nadu
Kerela

1. Agra
2. Ahmedabad
3. Ambala
4. Amritsar
5. Aurangabad
6. Bangalore
7. Baroda
8. Bharuch
9. Bhavnagar
10. Bhopal
11. Bhubaneshwar
12. Calicut
13. Chandigarh
14. Chennai
15. Cochin
16. Coimbatore
17. Dahej
18. Daman
19. Delhi
20. Faridabad
21. Ghaziabad
22. Gurgaon
23. Hyderabad
24. Indore
25. Jaipur
26. Jallunder
27. Jamshedpur
28. Jodhpur
29. Kanpur
30. Kapurthala
31. Karad
32. Khanna
33. Kolhapur
34. Kolkata
35. Kota
36. Kottayam
37. Lucknow
38. Ludhiana
39. Madurai
40. Mangalore
41. Margao
42. Mohali
43. Mumbai
44. Mysore
45. Nagpur
46. Nashik
47. Navi Mumbai
48. Navsari
49. Noida
50. Pallakad
51. Panchkula
52. Panjim
53. Patalganga
54. Patiala
55. Phagwara
56. Ponda
57. Pune
58. Raipur
59. Rajkot
60. Rajpura
61. Ranchi
62. Ropar
63. Secunderabad
64. Siliguri
65. Silvassa
66. Surat
67. Thane
68. Trichur
69. Trichy
70. Trivandrum
71. Udaipur
72. Vasai
73. Vasco
74. Vijayawada
75. Virar
76. Vishakapatnam
77. Zirakpur


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